

SEC
Mail Processing
Section
APR 2 4 2013
Washington DC
401

Notice of 2013 Annual Meeting of Stockholders, Proxy Statement and 2012 Annual Report





acceptance[SM]
auto insurance

Board of Directors

Jeremy B. Ford
Chairman of the Board
President and Chief Executive Officer
Hilltop Holdings Inc.

Rhodes R. Bobbitt
Former Managing Director, Regional Office
Manager of the Private Client Service Group
Credit Suisse First Boston / Donaldson,
Lufkin & Jenrette

Harvey B. Cash
General Partner
InterWest Partners

Donald J. Edwards
Managing Principal
Flexpoint Ford, LLC

Tom C. Nichols
Chairman and Chief Executive Officer
Carlile Holdings, Inc. and
Carlile Bancshares, Inc.

Ambassador Lyndon L. Olson, Jr.
Former President and Chief Executive Officer
Travelers Insurance Group Holdings, Inc. and
Associated Madison Companies, Inc.
Former United States Ambassador to Sweden

William A. Shipp, Jr.
Principal
W.A. Shipp, Jr. & Co.

Board Committees

Audit Committee

William A. Shipp, Jr., Chairman
Rhodes R. Bobbitt
Tom C. Nichols

Compensation Committee

Harvey B. Cash, Chairman
Tom C. Nichols
Lyndon L. Olson, Jr.

Investment Committee

Donald J. Edwards, Chairman
Rhodes R. Bobbitt
William A. Shipp, Jr.

Nominating and Corporate Governance Committee

Rhodes R. Bobbitt, Chairman
Harvey B. Cash
William A. Shipp, Jr.

Corporate Officers

Mark A. Kelly
Chief Executive Officer

Joseph S. Borbely
President

Daniel L. Walker
Senior Vice President – Operations

FIRST ACCEPTANCE CORPORATION
NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 14, 2013

To our Stockholders:

The 2013 annual meeting of stockholders of First Acceptance Corporation will be held Tuesday, May 14, 2013, at 10:00 a.m., local time, at our corporate headquarters, which are located at 3813 Green Hills Village Drive, Nashville, Tennessee 37215. Directions to the annual meeting can be obtained by contacting Investor Relations by email through an information request at *http://phx.corporate-ir.net/phoenix.zhtml?c=120257&p=irol-infoReq* or by phone at 1-800-321-0899. At the meeting, stockholders will vote on the following matters:

1. Election of the seven directors set forth in this proxy statement to serve until the next annual meeting of stockholders or until their respective successors are duly elected and qualified;

2. Conduct an advisory vote on executive compensation;

3. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2013; and

4. Any other matters that may properly come before the meeting and any adjournments or postponements of the meeting.

Stockholders of record at the close of business on April 4, 2013 are entitled to notice of and to vote at the meeting.

Your vote is important. Please COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD as promptly as possible in the enclosed envelope in order that as many shares as possible will be represented.

By Order of the Board of Directors,

Michael J. Bodayle

Secretary

Nashville, Tennessee
April 12, 2013

*** * * IMPORTANT NOTICE * * ***

Regarding Internet Availability of Proxy Materials
for the 2013 Annual Meeting of Stockholders to be held on May 14, 2013

In accordance with rules issued by the Securities and Exchange Commission,
you may access our 2012 Annual Report, our Proxy Statement and our form of Proxy at
http://phx.corporate-ir.net/phoenix.zhtml?c=120257&p=proxy

TABLE OF CONTENTS

	PAGE
ABOUT THE MEETING	1
What Is the Purpose of the Annual Meeting?	1
Who Is Entitled to Vote?	1
What Constitutes a Quorum?	1
How Do I Vote?	1
Can I Change My Vote After I Return My Proxy Card?	1
What Are the Board's Recommendations?	2
What Vote Is Required to Approve Each Proposal?	2
Will My Shares Be Voted if I Do Not Sign and Return My Proxy Card?	2
What Is a "Broker Non-vote?"	2
STOCK OWNERSHIP	4
Section 16(a) Beneficial Ownership Reporting Compliance	6
CORPORATE GOVERNANCE	6
Corporate Governance Guidelines	6
The Board's Role in Risk Oversight	6
Code of Business Conduct and Ethics	7
PROPOSAL 1 – ELECTION OF DIRECTORS	8
Required Vote; Recommendation of the Board	9
How Are Our Directors Compensated?	10
Director Compensation Table	10
What Committees Has the Board Established?	10
How Often Did the Board Meet During 2012?	12
How Do I Communicate with the Board?	12
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	12
EXECUTIVE OFFICERS	13
AUDIT COMMITTEE REPORT	14
EXECUTIVE COMPENSATION	15
Compensation Committee Report	15
Compensation Discussion and Analysis	15
What Is Our Philosophy of Executive Officer Compensation?	15
Elements of 2012 Compensation	18
Employment Agreements	18
Compensation Risk Assessment	19
Compensation Committee Interlocks and Insider Participation	19
Summary Compensation Table – Fiscal Year 2010 through Calender Year 2012	20
Grants of Plan-Based Awards – 2012	21
Outstanding Equity Awards at Year-End – 2012	22
Option Exercises and Stock Vested – 2012	23
Equity Compensation Plan Information	23
Potential Payments Upon Termination or Change in Control	24
PROPOSAL 2 – ADVISORY VOTE ON EXECUTIVE COMPENSATION	31
PROPOSAL 3 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	31
Fees Billed to Us by Ernst & Young LLP For 2012, the Transition Period and Fiscal Year 2011	31
Audit Committee Pre-Approval Policies and Procedures.	32
Auditor Rotation Policies	32
Required Vote; Recommendation of the Board	32
OTHER MATTERS	32
ADDITIONAL INFORMATION	32

FIRST ACCEPTANCE CORPORATION
3813 GREEN HILLS VILLAGE DRIVE
NASHVILLE, TENNESSEE 37215

PROXY STATEMENT

The Board of Directors of First Acceptance Corporation (referred to herein as the "Board" or the "Board of Directors") is soliciting proxies to be used at the 2013 annual meeting of stockholders. This proxy statement and the enclosed proxy card will be first mailed to stockholders on or about April 12, 2013.

As previously announced, on November 15, 2011, our Board of Directors approved a change in our fiscal year end from June 30 to December 31, effective December 31, 2011. As a result of this change, we did not hold a 2012 Annual Meeting and this Proxy Statement includes financial information for the six-month transition period from July 1, 2011 to December 31, 2011 (the "Transition Period").

ABOUT THE MEETING

What Is the Purpose of the Annual Meeting?

At our annual meeting, stockholders will vote on the matters outlined in the accompanying notice of meeting. In addition, our management will report on our performance during 2012 and respond to questions from stockholders.

Who Is Entitled to Vote?

Stockholders of record of our common stock at the close of business on the record date, April 4, 2013, are entitled to receive notice of the annual meeting and vote the shares of common stock that they held on that date at the meeting, or any postponement or adjournment of the meeting. Each outstanding share of our common stock entitles its holder to cast one vote on each matter to be voted upon.

What Constitutes a Quorum?

For purposes of voting on all matters, the presence at the meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. As of the record date, 40,945,092 shares of our common stock were outstanding. Proxies received but marked as abstentions and broker "non-votes" (described below) will be included in the calculation of the number of shares considered to be present at the meeting.

How Do I Vote?

If you complete and properly sign the accompanying proxy card and return the card to us, the card will be voted as you direct. If you are a registered stockholder and attend the meeting, you may deliver your completed proxy card in person. "Street name" stockholders who wish to vote at the meeting will need to obtain a proxy card from the institution that holds their shares.

Can I Change My Vote After I Return My Proxy Card?

Yes. You can revoke your proxy at any time before the final vote at the annual meeting in any of three ways:

- by submitting written notice of revocation to the Secretary;
- by submitting another proxy that is later dated and properly signed; or
- by voting in person at the meeting.

What Are the Board's Recommendations?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board's recommendations are set forth below, and a description of each item is included in this proxy statement. In summary, the Board recommends a vote:

- **FOR** election of each of the nominated directors;
- **FOR**, on an advisory basis, the compensation of our named executive officers; and
- **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.

With respect to any other matter that properly comes before the meeting, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in their own discretion.

What Vote Is Required to Approve Each Proposal?

Election of Directors

Each of the director nominees must receive affirmative votes from a plurality of the votes cast to be elected. This means that the seven nominees receiving the greatest number of votes will be elected as directors. For purposes of the election of directors, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. Stockholders may not cumulate votes in the election of directors.

Advisory Vote on Executive Compensation

The affirmative vote of a majority of the votes cast on the matter is required to approve, on an advisory basis, executive compensation. The Board will review the results of this matter and will take the results into account in making future determinations concerning executive compensation. For purposes of the advisory vote on executive compensation, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.

Ratification of Independent Registered Public Accounting Firm

The appointment of Ernst & Young LLP as our independent registered public accounting firm for 2013 will be ratified if the proposal receives the affirmative vote of a majority of the votes cast on the matter. Brokers have authority to vote **FOR** this proposal in the absence of contrary instructions from a beneficial owner. If this appointment is not ratified by stockholders, the Audit Committee and the Board may reconsider its recommendation and appointment, respectively. With respect to this proposal, abstentions and broker non-votes will not be counted as votes and will have no effect on the result of the vote.

Will My Shares Be Voted if I Do Not Sign and Return My Proxy Card?

If you are a registered stockholder and do not sign and return your proxy card, your shares will not be voted at the annual meeting. Under certain conditions, shares that you own that are held by a broker may be voted even if you do not provide voting instructions to the broker. Brokerage firms have the authority under applicable rules to vote on certain "routine" matters, including the ratification of auditors.

What Is a "Broker Non-vote?"

Under current New York Stock Exchange rules, brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares on proposals that are deemed to be routine matters. If a proposal is not a routine matter, the broker or nominee may not vote the shares with respect to the proposal without receiving instructions from the beneficial owner of the shares. If a broker turns in a proxy card expressly stating that the broker is not voting on a non-routine matter, such action is referred to as a "broker non-vote." Under current New York Stock Exchange rules, the proposal relating to the ratification of the appointment of

Ernst & Young LLP as our independent registered public accounting firm is deemed to be a routine matter with respect to which brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares. The proposals relating to the election of directors and approval, on an advisory basis, of executive compensation are deemed to be non-routine matters, and brokers and nominees may not exercise their discretion to vote on that proposal without receiving instructions from the beneficial owner of the shares.

STOCK OWNERSHIP

Principal Stockholders

The following table sets forth information regarding our common stock beneficially owned on April 4, 2013 by any person or "group," as that term is used in Section 13(d) (3) of Securities Exchange Act of 1934, known to us beneficially own more than five percent of the outstanding shares of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Gerald J. Ford (2) 200 Crescent Court, Suite 1350 Dallas, Texas 75201	23, 811,964	58.2%
Dimension Fund Advisors LP (3) Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746...	2,131,269	5.2%
Wells Fargo & Company (4) 420 Montgomery Street San Francisco, California 94104	2,131,672	5.2%

(1) Based on 40,945,052 shares of common stock outstanding on April 4, 2013. Shares issuable under instruments to purchase our common stock that are exercisable within 60 days of April 4, 2013 are treated as if outstanding for computing the percentage ownership of the person holding these instruments, but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

(2) Includes 19,019,653 shares owned through Hunter's Glen/Ford Ltd. ("Hunter's Glen"); 2,268,218 shares owned through Turtle Creek Revocable Trust ("Turtle Creek Trust"); and 1,960,365 shares owned by Jeremy B. Ford, Mr. Ford's son. Because Mr. Ford is one of two general partners of Hunter's Glen and the sole stockholder of Ford Diamond Corporation, a Texas corporation and the other general partner of Hunter's Glen, Mr. Ford is considered the beneficial owner of the shares that Hunter's Glen owns. Since Mr. Ford is trustee of Turtle Creek Trust, Mr. Ford is considered the beneficial owner of the shares that Turtle Creek Trust owns.

(3) Based upon Schedule 13G filed on February 11, 2013. Dimensional Fund Advisors LP, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, neither Dimensional Fund Advisors LP nor its subsidiaries (collectively, "Dimensional") possess voting and/or investment power over our securities that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in their respective accounts. To the knowledge of Dimensional, the interest of any one such Fund does not exceed five percent of the class of securities.

(4) Based upon Schedule 13G (Amendment No. 1) filed on April 1, 2013. Wells Fargo & Company filed this Schedule 13G/A (Amendment No. 1) on its own behalf and on behalf of its subsidiaries, Wells Capital Management Incorporated, Wells Fargo Funds Management, LLC and Wells Fargo Advisors, LLC. This amount represents aggregate ownership on a consolidated basis.

Security Ownership of Directors and Named Executive Officers

The following table shows the amount of our common stock beneficially owned by our current directors, director nominees, our named executive officers and our current directors and named executive officers presently serving as a group. Except as otherwise indicated, all information is as of April 4, 2013. Except as otherwise indicated in the footnotes to this table, the address of each person listed below is c/o First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

Name	Outstanding Shares (1)		Acquirable Within 60 Days (2)	Percent of Class (3)
Jeremy B. Ford	1,960,365	(4)	--	4.8%
Donald J. Edwards	536,666	(5)	--	1.3%
Rhodes R. Bobbitt	474,611		--	1.2%
Tom C. Nichols	52,500		--	*
William A. Shipp, Jr.	18,501		--	*
Harvey B. Cash	7,000		--	*
Lyndon L. Olson, Jr.	7,000		--	*
Mark A. Kelly	100,000		450,000	1.3%
Daniel L. Walker	31,109	(6)	100,000	*
Joseph S. Borbely	--		30,000	*
All current directors and executive officers as a group (10 persons)	3,187,802		580,000	9.1%

* Represents less than 1% of our outstanding common stock.

(1) The number of shares shown includes shares that are individually or jointly owned, as well as shares over which the individual has either sole or shared investment or voting authority.

(2) Reflects the number of shares that could be purchased by exercise of options exercisable on April 4, 2013 or within 60 days thereafter under our stock incentive plan.

(3) Pursuant to the rules of the Securities and Exchange Commission (the "SEC"), shares of common stock that an individual owner has a right to acquire within 60 days pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the ownership of that owner, but are not deemed outstanding for the purpose of computing the ownership of any other individual owner. Likewise, the shares subject to options held by our directors and executive officers that are exercisable within 60 days are all deemed outstanding for the purpose of computing the percentage ownership of all executive officers and directors as a group.

(4) Excludes shares beneficially owned by Hunter's Glen (See Principal Stockholders table.). Mr. Jeremy Ford is the beneficiary of a trust that owns approximately 46% of Hunter's Glen. Mr. Jeremy Ford disclaims beneficial ownership of the shares owned by Hunter's Glen, except to the extent of his pecuniary interest therein.

(5) Address: Flexpoint Ford, LLC, 676 N. Michigan Avenue, Suite 3300, Chicago, Illinois 60611.

(6) Includes 6,933 shares of unvested restricted stock.

Section 16(a) Beneficial Ownership Reporting Compliance

The federal securities laws require our directors and executive officers and persons who own more than 10% of our common stock to timely file with us and the SEC initial reports of ownership and reports of changes in ownership. Based solely upon a review of filings with the SEC and written representations that no other reports were required, we believe that all of our directors and officers complied during 2012 and the Transition Period with their reporting requirements other than Messrs. Keith E. Bornemann, Stephen J. Harrison and Thomas M. Harrison, Jr. Mr. Bornemann filed one late Form 4 reporting the payment of a tax withholding liability upon the vesting of restricted stock by delivering 76 shares of common stock to the Company. Messrs. Stephen Harrison and Thomas Harrison each filed one Form 4 a day late to report the disposition of all of their shares of Company common stock and correct the form of ownership of a portion of the common stock disposed.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines that outline the composition, operations and responsibilities of the Board of Directors. The Nominating and Corporate Governance Committee has authority to review considerations relating to Board size and membership criteria and, with input from the Chairman and the other directors, is responsible for reviewing the skills and characteristics required of directors by legal, regulatory and business requirements applicable to our business. We do not have a formal policy with respect to the consideration of diversity in identifying nominees to serve as a director, but the Nominating and Corporate Governance Committee seeks to nominate persons with a diversity of experience and perspective who will contribute knowledge, experience and skills to the Board of Directors in areas that are important to the Company.

Our bylaws provide maximum flexibility to the Board of Directors in choosing a Chairman of the Board and a Chief Executive Officer. The bylaws provide that such offices may be held by different people or the same person, as determined by the Board. This flexibility allows the Board to determine whether it is in the best interest of the Company and our stockholders to combine the roles of Chief Executive Officer and Chairman of the Board in the same person. We currently have a non-employee director serving as our Chairman of the Board and the Board of Directors believes that the separation of the roles of Chairman of the Board and Chief Executive Officer enhances the Board's oversight of the Company and our management, results in a greater role for the Board of Directors in setting the Board's agenda and establishing Board priorities and procedures, and improves the ability of the Board to carry out its roles and responsibilities on behalf of our stockholders.

The Corporate Governance Guidelines require that at least a majority of the members of the Board be independent, as defined by applicable law and the standards of the New York Stock Exchange. The Board has determined that each of Messrs. Bobbitt, Cash, Nichols, Olson and Shipp are "independent" within the meaning of the rules of the New York Stock Exchange as currently in effect. The Corporate Governance Guidelines also require that all of the members of the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board be independent. A copy of our Corporate Governance Guidelines may be found on the corporate governance page of our website at www.acceptanceinsurance.com, and we will send a written copy of our Corporate Governance Guidelines to any stockholder who requests a copy by delivering written notice to Investor Relations, First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

Stockholders and all other interested parties may send communications to the Chairman of the Board at 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

The Board's Role in Risk Oversight

The Board, as a whole and also through its standing committees, has an active role in overseeing management of the Company's risks. The Board and its committees review material operational, financial, compensation and compliance risks with our senior management. The Compensation Committee is responsible for overseeing the management of risks related to our compensation arrangements. The Audit Committee oversees management of

financial risks, as well as our policies with respect to risk assessment and risk management. The Nominating and Corporate Governance Committee oversees our corporate compliance programs and manages risks associated with the independence of our directors. Members of our management report directly to the Board or the appropriate committee. The directors then use this information to understand, identify, manage and attempt to mitigate risks.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that outlines the principles, policies and laws that govern our activities and establishes guidelines for professional conduct in the workplace. The Code of Business Conduct and Ethics includes provisions relating to ethical conduct, conflicts of interest, compliance with law and internal reporting of violations of the code. The Code of Business Conduct and Ethics applies to directors as well as executive officers and other employees. Every employee is required to read and certify that he or she has read and understands, and will comply with, the Code of Business Conduct and Ethics. A copy of our Code of Business Conduct and Ethics may be found on the corporate governance page of our website at www.acceptanceinsurance.com, and we will send a written copy of our Code of Business Conduct and Ethics to any stockholder who requests a copy by delivering written notice to Investor Relations, First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215. We intend to disclose amendments to or waivers from the Code of Business Conduct and Ethics for the benefit of our executive officers or directors, if any, on our web site at www.acceptanceinsurance.com.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Board of Directors is currently comprised of seven members. At the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has nominated and recommends to the stockholders Rhodes R. Bobbitt, Harvey B. Cash, Donald J. Edwards, Jeremy B. Ford, Tom C. Nichols, Lyndon L. Olson, Jr. and William A. Shipp, Jr. for election to serve as directors until our next annual meeting of stockholders and until such time as their respective successors are duly elected and qualified. Each of the director nominees is currently a director and was elected by the stockholders at our 2011 annual meeting of stockholders.

If any of the nominees should become unable to accept election, the persons named in the proxy may vote for such other person or persons as may be designated by the Board of Directors. Management has no reason to believe that any of the nominees named above will be unable to serve.

Certain information with respect to the nominees for election as directors is set forth below, including, with respect to each director nominee, his particular experience, qualifications, attributes and skills that qualify him to serve as a director.

Rhodes R. Bobbitt, 67, has served as a director of the Company since August 2004. From February 1987 until his retirement in June 2004, Mr. Bobbitt served as Managing Director and Dallas Regional Office Manager of the Private Client Service Group – Credit Suisse First Boston and its predecessor, Donaldson, Lufkin & Jenrette. Prior to joining Donaldson, Lufkin & Jenrette, Mr. Bobbitt was Vice President of Security Sales in the Dallas office of Goldman Sachs & Co. Mr. Bobbitt is a director of Hilltop Holdings Inc. Mr. Bobbitt has executive experience in finance and investments.

Harvey B. Cash, 74, has served as a director of the Company since November 1996. Mr. Cash has been a general partner of InterWest Partners, a venture capital fund, since 1986. Mr. Cash is a director of Silicon Laboratories, Ciena Corporation, and Argo Group International Holdings, Ltd. Mr. Cash has experience in strategic planning, finance and investments. Mr. Cash was formerly a director of Entarian Technologies, Inc., Airspan Networks, Inc. and i2 Technologies, Inc.

Donald J. Edwards, 47, has served as a director of the Company since July 2002. Mr. Edwards currently is the Managing Principal for Flexpoint Ford, LLC, a Chicago-based private equity firm, and served as our President and Chief Executive Officer from July 2002 through April 2004. Prior to July 2002, Mr. Edwards served as a principal in GTCR Golder Rauner, a Chicago-based private equity firm, for over five years. Mr. Edwards has experience in strategic planning, management, finance and investments.

Jeremy B. Ford, 38, has been Chairman of the Board of Directors and a director of the Company since November 2011. He previously served as a director of the Company from September 2000 through April 2004 and as an employee from July 2002 through April 2004. Since March 2010, Mr. Jeremy B. Ford has served as a director, President and Chief Executive Officer of Hilltop Holdings Inc. ("Hilltop"), a financial holding company that owns PlainsCapital Bank, PrimeLending (mortgage lender), First Southwest Company (public and corporate finance, clearing and asset management), and NLASCO, Inc. (property and casualty insurance company). Mr. Jeremy B. Ford has worked in the financial services industry for over twelve years, primarily focused on investments in and acquisitions of depository institutions and insurance and finance companies. Prior to becoming President and Chief Executive Officer of Hilltop, he was a principal of Ford Financial Fund, L.P.; a private equity fund managed by Mr. Gerald J. Ford, the Company's former Chairman of the Board of Directors who controls approximately 58% of our outstanding common stock. From 2004 to 2008, he worked for Diamond A-Ford Corporation, where he was involved in various investments made by a family limited partnership. Prior to that, he worked at the Company (prior to its acquisition of USAuto Holdings, Inc.), California Federal Bank, FSB (now Citigroup Inc.), and Salomon Smith Barney (now Citigroup Inc.). He has executive experience in operating a public insurance company, as well as in finance and strategic transactions. Jeremy B. Ford is the son of Gerald J. Ford.

Tom C. Nichols, 65, has served as a director of the Company since November 2005. Mr. Nichols has served as Chairman and Chief Executive Officer of Carlile Holdings, Inc., a bank holding company, and Carlile Bancshares, Inc. since March 2008. Mr. Nichols served as President and a director of First United Bancorp and Chairman, President and Chief Executive Officer of State National Bancshares, Fort Worth from October 1996 to March 2008.

Mr. Nichols previously served as President of Ford Bank Group and as a director of United New Mexico Financial Corporation. Mr. Nichols has executive experience in strategic planning, management and finance.

Lyndon L. Olson, Jr., 66, has served as a director of the Company since August 2004. Since June 2011, Mr. Olson has served as Chairman of Hill+Knowlton Strategies, New York and Sweden, a global public relations company. Mr. Olson served as a senior advisor to Citigroup, Inc., serving as a consultant to senior management, from 2001 until 2008. Mr. Olson served as United States Ambassador to Sweden from 1998 until 2001. From 1990 to 1998, Mr. Olson served with Citigroup as President and Chief Executive Officer of Travelers Insurance Group Holdings, Inc. and Associated Madison Companies, Inc. Prior to joining Citigroup, Mr. Olson served as President of the National Group Corporation and Chief Executive Officer of its National Group Insurance Company. Mr. Olson has executive experience in strategic planning, management, insurance regulatory compliance and finance, with particular emphasis on the insurance industry.

William A. Shipp, Jr., 60, has served as a director of the Company since August 2004. Mr. Shipp has been principal of W.A. Shipp, Jr. & Co., a financial advisory firm, since July 1995 and has served as Treasurer/Secretary of the Jack C. Massey Foundation since July 1999. From December 1983 to June 1995, Mr. Shipp served as Vice President of Massey Investment Company. Prior to joining Massey Investment Company, Mr. Shipp worked for more than eight years in various audit and tax capacities for Ernst & Young LLP. Mr. Shipp is a certified public accountant. Mr. Shipp has experience in accounting, finance and investments.

Required Vote; Recommendation of the Board

The affirmative vote of a plurality of the votes cast by the stockholders entitled to vote at the meeting is required for the election of directors. Abstentions will be counted in determining whether there is a quorum, but will not be voted with respect to the proposal. Therefore, so long as a quorum has been established, abstentions and broker non-votes will not be counted as votes cast and have no effect on whether this proposal is approved. Under applicable rules, a broker or other nominee does not possess the authority to vote for the election of director nominees in the absence of instructions from the beneficial owner of the relevant shares. Stockholders may not cumulate votes in the election of directors.

The Board of Directors unanimously recommends that you vote FOR each of the nominees identified above.

How Are Our Directors Compensated?

Each non-employee director receives an annual retainer of $20,000, payable in equal, quarterly installments in arrears. The Chairman of the Audit Committee of the Board of Directors receives an additional annual retainer of $5,000, payable in equal, quarterly installments in arrears. Non-employee directors also receive a fee of $2,000 for each Board of Directors meeting attended and $1,000 for each Board committee meeting attended. In addition, non-employee directors other than Messrs. Edwards and Ford receive an award pursuant to the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan of 1,000 shares of restricted stock on the date of each annual meeting of our stockholders. The restricted stock is subject to forfeiture if the director ceases to serve as a director of the Company during the period of six months following the date of the award, subject to certain exceptions.

The following table summarizes information with respect to the compensation paid to the members of our Board in 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Rhodes R. Bobbitt	35,000	1,250	36,250
Harvey B. Cash	29,000	1,250	30,250
Donald J. Edwards	30,000	--	30,000
Jeremy B. Ford	28,000	--	28,000
Tom C. Nichols	34,000	1,250	35,250
Lyndon L. Olson, Jr.	30,000	1,250	31,250
William A. Shipp, Jr.	40,000	1,250	41,250

(1) Represents the proportionate amount of the total value of stock awards to directors from the 2011 grants that were recognized as an expense during the Transition Period and 2012 for financial accounting purposes under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718-20, *Compensation – Stock Compensation*, disregarding for this purpose estimated forfeitures relating to service-based vesting conditions. Compensation expense is equal to the grant date fair value of the stock awards using the closing price for the Company's common stock on the New York Stock Exchange on the date of grant ($1.25). As of December 31, 2012, there were no unvested stock awards held by our non-employee directors.

What Committees Has the Board Established?

The Board of Directors has standing Audit, Compensation, Nominating and Corporate Governance and Investment Committees. A copy of the charter for each committee may be found on the corporate governance page of our website at www.acceptanceinsurance.com and is available to any stockholder who requests a copy by delivering written notice to Investor Relations, First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

Audit Committee. We have a standing Audit Committee established in accordance with Section 3(a) (58) (A) of the Securities Exchange Act of 1934. The principal functions of the Audit Committee are (i) to oversee our accounting and financial reporting processes and audits of our financial statements; (ii) to engage or discharge our independent registered public accounting firm; (iii) to review the nature and scope of the audit, including, but not limited to, a determination of the effectiveness of the audit effort through meetings held at least annually with independent auditors, and a determination through discussion with the auditors that no unreasonable restrictions were placed on the scope or implementation of their examinations; (iv) to oversee and review the independence, qualifications and performance of the auditors; (v) to pre-approve all auditing and non-auditing services to be provided by our independent registered public accounting firm; (vi) to review our financial statements and disclosures in our periodic reports with management and our independent registered public accounting firm; (vii) to review our policies with respect to risk assessment, risk management and the quality and adequacy of our internal controls and processes through discussions with, and reports from, our independent registered public accounting firm and management; (viii) to establish procedures for handling any complaints relating to accounting, internal controls or auditing matters and to ensure that such complaints are treated confidentially and anonymously; (ix) to review material changes in accounting and reporting principles and practices and discuss with management and outside auditors the selection, application and disclosure of critical accounting policies and practices used in our financial statements; (x) to retain, at our expense, outside counsel, auditors or other experts, consultants or advisors as it deems

necessary or appropriate in the performance of its duties; and (xi) to report to the full Board of Directors on the results of its reviews. The Audit Committee operates under a written charter adopted by the full Board of Directors. Members of the Audit Committee are Messrs. Bobbitt, Nichols and Shipp, all of whom are independent directors. Mr. Shipp is an audit committee financial expert, as defined in Item 407(d) (5) (ii) of Regulation S-K. During 2012, the Audit Committee met four times.

Compensation Committee. The functions of the Compensation Committee include reviewing and approving the Company's compensation policies, the compensation arrangements for senior management and directors, the compensation and benefit plans in which officers and directors are eligible to participate, and awards under (and otherwise administering) such plans. The Compensation Committee operates under a written charter adopted by the full Board of Directors. Members of the Compensation Committee are Messrs. Cash, Nichols and Olson, all of whom are independent directors. During 2012, the Compensation Committee met two times.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for identifying qualified individuals to serve as directors; reviewing the qualifications of incumbent directors and those candidates proposed by a director, executive officer or stockholder; making recommendations to the full Board of Directors regarding such candidates; recommending the candidates that will serve on the various committees of the Board; reviewing Board composition; and reviewing the management succession plan of the Company.

When determining whether to nominate a current director to be reelected as a director, the Nominating and Corporate Governance Committee must review the performance of the director during the prior year using performance criteria established by the Nominating and Corporate Governance Committee which, at a minimum, shall include:

- attendance at Board and Committee meetings;
- preparedness for Board and Committee meetings;
- quality of objectivity in exercising business judgment;
- participation at Board and Committee meetings; and
- candor toward other directors, management and professionals retained by the Company.

The Nominating and Corporate Governance Committee has no specifically defined process for identifying and evaluating nominees, but it seeks to identify potential candidates for membership on the Board through conversations with members of the Board, senior management and other constituencies. The Nominating and Corporate Governance Committee may from time to time engage a third party to identify or evaluate or assist in identifying or evaluating potential nominees. The Nominating and Corporate Governance Committee is also responsible for reviewing the qualifications and performance of incumbent directors to determine whether to recommend them to the Board of Directors as nominees for re-election.

The Nominating and Corporate Governance Committee also considers nominees proposed by our stockholders in accordance with the provisions contained in our bylaws and certificate of incorporation. Nominations made by stockholders must be made by written notice setting forth the information required by our bylaws and certificate of incorporation received by the secretary of the Company at least 60 days in advance of the annual meeting of stockholders, or (if later) within ten days after the first public notice of that meeting is sent to stockholders. Stockholders may propose nominees for consideration by the Nominating and Corporate Governance Committee by submitting the names and supporting information to: Investor Relations, First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

In addition, the Nominating and Corporate Governance Committee is responsible for reviewing and recommending corporate governance policies for the Company; reviewing potential conflicts of interest involving directors or executive officers of the Company; evaluating Board performance, including the effectiveness of current Board policies and practices; and reviewing any regulatory requirements relating to the continuing education of directors. The Nominating and Corporate Governance Committee operates under a written charter adopted by the full Board of Directors. Members of the Nominating and Corporate Governance Committee are Messrs. Bobbitt, Cash and Shipp, all of whom are independent directors. The Nominating Committee did not meet in 2012.

Investment Committee. The Investment Committee is responsible for, among other things, reviewing investment policies, strategies and programs; reviewing the procedures that we utilize in determining that funds are

invested in accordance with policies and limits approved by the Investment Committee; and reviewing the quality and performance of our investment portfolios and the alignment of asset duration to liabilities. Members of the Investment Committee are Messrs. Bobbitt, Edwards and Shipp. During 2012, the Investment Committee met four times.

How Often Did the Board Meet During 2012?

The Board of Directors met four times during 2012. Each of the directors attended at least 75% of the aggregate of all meetings of the Board of Directors and all meetings of the committees on which the director served. All of the directors attended our 2011 annual meeting of stockholders. As a result of the change in our fiscal year end, there was no 2012 annual meeting of stockholders.

How Do I Communicate with the Board?

Stockholders and all other interested parties can send communications to the Board of Directors and, if applicable, to specified individual directors c/o First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215. All stockholder communications will be forwarded directly to the Board of Directors or, if applicable, to specified individual directors. If the amount of correspondence received through this process becomes excessive, our Board of Directors may consider approving a process for review, organization and screening of the correspondence by the corporate Secretary or other appropriate person.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with our Related Party Transaction Policy, our Nominating and Corporate Governance Committee is responsible for reviewing and approving the terms and conditions of all transactions involving the Company and our executive officers, directors and beneficial owners of 5% or more of our common stock and their affiliates. The Nominating and Corporate Governance Committee considers all relevant information and facts available regarding a related party transaction, and takes into account factors that it deems to be appropriate, including, without limitation, whether the transaction is on terms no less favorable to the Company than could be obtained from unaffiliated third parties and whether the transaction is reasonably expected to benefit the Company. Approval of the Nominating and Corporate Governance Committee is not required for compensation paid to any director of the Company for services rendered to the Company in his capacity as a director if the compensation is required to be disclosed pursuant to applicable SEC rules. The Nominating and Corporate Governance Committee is also not required to approve any compensation paid to an executive officer of the Company if the compensation is required to be reported pursuant to applicable SEC rules or if the executive officer is not an immediate family member of another executive officer or director of the Company, the compensation would be required to be included if the executive officer was a named executive officer and the Company's Compensation Committee approved such compensation.

Mark A. Kelly, our Chief Executive Officer and former Interim President, is a principal with Diamond-A Corporation, an entity controlled by Gerald J. Ford, our former Chairman of the Board of Directors who controls approximately 58% of our outstanding common stock. Mr. Kelly also provides consulting services to Flexpoint Ford, LLC, an entity controlled by a current director of the Company, Donald J. Edwards. Mr. Kelly's compensation, as Chief Executive Officer and former interim President of the Company, for 2012 is included herein.

Corey G. Prestidge, the son-in-law of Gerald J. Ford, our former Chairman of the Board of Directors who controls approximately 58% of our outstanding common stock, and the brother-in-law of our Chairman of the Board, Jeremy B. Ford, provides legal services to the Company. Mr. Prestidge is also General Counsel and Secretary with Hilltop Holdings Inc., an affiliate of Gerald J. Ford. Mr. Prestidge's compensation for 2012 was $73,800.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning our current executive officers.

Name	Age	Position
Mark A. Kelly	44	Chief Executive Officer
Joseph S. Borbely	55	President
Daniel L. Walker	49	Senior Vice President – Operations

Mark A. Kelly has served as our Chief Executive Officer since July 2012. Mr. Kelly served as our Interim President from March 2011 to July 2012 and our Interim Chief Executive Officer from December 2011 to July 2012 and has 20 years of banking and lending experience. Prior to being named interim President of the Company, Mr. Kelly was a Vice President of Ford Financial Fund, L.P., a private equity fund managed by Gerald J. Ford. Prior to that, Mr. Kelly held the position of Senior Vice President – Credit and Risk Management with Triad Financial SM, LLC ("Triad"). From 2002 to 2007, Mr. Kelly worked with Hunter's Glen/Ford, Ltd., our principal stockholder. From 1994 to 2002, he served as Executive Vice President and Chief Financial Officer of Auto One Acceptance Corporation (a subsidiary of California Federal Bank, FSB). Mr. Kelly is currently a director of American Bank, N.A. On September 22, 2006, Mr. Kelly and the Securities and Exchange Commission entered into a Judgment and Order of Dismissal stemming from allegations of tipper liability for insider trading conducted by others. The Judgment and Order of Dismissal did not contain any prohibition on his service in any industry, including for any length of time, and did not require him to pay any fines or penalties to the Securities and Exchange Commission.

Joseph S. Borbely has served as our President since July 2012. Mr. Borbely served as our Senior Vice President of Sales and Marketing from July 2011 to July 2012 and has over thirty years of experience in the financial services and specialty retail industries. Prior to joining the Company, Mr. Borbely served as President of EZMONEY, a division of EZCorp Inc., operating over 550 consumer financial service centers in the United States and Canada. From 2007 to 2009, Mr. Borbely served as Senior Vice President of Store Operations at Hancock Fabrics Inc., a national chain of retail stores offering textiles and related accessories. From 2005 to 2007, Mr. Borbely served as Executive Vice President at Allied Cash Holdings, a national provider of consumer short term loans. Mr. Borbely served with Hollywood Video, a national chain of over 2,000 superstores, from 1996 to 2005 holding various executive positions that ultimately led to his promotion to Executive Vice President of Operations. Mr. Borbely has held various leadership positions for several major retailers such as the Foot Locker and J. Baker Inc.

Daniel L. Walker has served as our Senior Vice President – Operations since October 2007 having responsibilities for both claims and underwriting. Mr. Walker served as our Senior Vice President – Claims from July 2007 to October 2007 and Vice President – Claims from March 2007 to July 2007. He has over 20 years claims experience, and served as Chief Claim Officer for Canal Insurance Company from August 2002 to March 2007.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is composed of three directors who are independent directors as defined under the applicable rules of the Securities and Exchange Commission and the New York Stock Exchange. The Audit Committee operates under a written charter adopted by the full Board of Directors. The Audit Committee's responsibilities include oversight of our independent registered public accounting firm and internal audit function, as well as oversight of our financial reporting process on behalf of the full Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. Our independent registered public accounting firm is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles.

In this context, for 2012, the Audit Committee reviewed and discussed with management and the independent registered public accounting firm the audited financial statements. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee reviewed a report on the effectiveness of our internal control over financial reporting and "Management's Annual Report on Internal Control Over Financial Reporting" and Ernst and Young's "Report of Independent Registered Public Accounting Firm," which are included in our Annual Report on Form 10-K for the year ended December 31, 2012.

The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards Nos. 61, 89 and 90 (Codification of Statements on Auditing Standards, AU §380). The Audit Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence. The Audit Committee has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with maintaining the registered public accounting firm's independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the full Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC.

THE AUDIT COMMITTEE
Rhodes R. Bobbitt
Tom C. Nichols
William A. Shipp, Jr.

The foregoing report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference the proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based upon such review and discussions, the Compensation Committee, composed of Messrs. Cash, Nichols and Olson, recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE
Harvey B. Cash
Tom C. Nichols
Lyndon L. Olson, Jr.

Compensation Discussion and Analysis

Overview of Compensation Process. The Compensation Committee of our Board of Directors is responsible for establishing the compensation arrangements for our employees, including our executive officers, and reviewing and making recommendations to the full Board of Directors regarding non-employee director compensation. The Compensation Committee is also responsible for the administration of our stock incentive plans and other compensation plans in which our employees participate. It is the responsibility of the Compensation Committee to determine whether, in its judgment, our executive compensation policies are reasonable and appropriate, meet the stated objectives of those policies and effectively serve our best interests and the best interests of our stockholders. Each member of the Compensation Committee is an "independent director" as defined under the applicable rules of the New York Stock Exchange and our Corporate Governance Guidelines, a "non-employee director" as defined in Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, and an "outside director" for the purposes of the Internal Revenue Code of 1986, in each case as determined by our Board of Directors.

The Compensation Committee reviews our compensation policies on an annual basis and the compensation of individual executives is reviewed annually in light of the compensation policies for that year. In setting and reviewing executive compensation, in addition to corporate performance, the Compensation Committee believes it is appropriate to consider the level of experience and responsibilities of each executive, as well as the personal contributions a particular individual may make to the corporate enterprise. No relative weight is assigned to quantitative or qualitative factors considered by the Compensation Committee in reaching its decisions. The Company did not engage a compensation consultant or engage in benchmarking of comparable companies in determining the compensation of its executive officers during 2012.

Role of Executive Officers in Compensation Decisions. The Compensation Committee makes all decisions regarding the compensation of our executive officers. The Compensation Committee annually evaluates the performance of our executive officers, and our chief executive officer and president provide the Compensation Committee with their assessment of the performance of our executive officers other than themselves. Decisions regarding the compensation of employees other than our executive officers are made by our chief executive officer and president in consultation with other members of management. Each of the chief executive officer and president does not play any role with respect to any matter impacting his own compensation.

What Is Our Philosophy of Executive Officer Compensation?

The Compensation Committee believes that the primary objectives of our executive compensation policies should be:

- To attract and retain talented executives by providing compensation that is, overall, competitive with the compensation provided to executives at companies of comparable position in our industry,

while maintaining compensation within levels that are consistent with our annual budget, financial objectives and operating performance;

- To provide appropriate incentives for executives to work toward the achievement of our annual financial performance and business goals; and
- To align the interests of executives with those of our stockholders and the long-term interests of the Company by providing long-term incentive compensation in the form of stock options, restricted stock or other equity-based long-term incentive compensation.

The Compensation Committee is committed to a strong link between our financial and strategic objectives and our compensation and benefit practices. It is the Committee's objective to have a substantial portion of each executive officer's compensation contingent upon our performance, as well as upon his or her individual performance. Accordingly, the Compensation Committee's compensation philosophy for an executive officer emphasizes an overall analysis of the executive's performance for the prior year, his or her projected role and responsibilities, required impact on execution of our strategy, total cash and equity compensation internally, and other factors the Compensation Committee deems appropriate.

Elements of 2012 Executive Compensation. Overall, our executive compensation program is designed to be consistent with the objectives and principles set forth above. For 2012, the principal components of compensation for our executive officers were:

Base Salary. We provide executive officers with base salaries to compensate them for services provided during the year. The Compensation Committee generally reviews the base salaries of our executive officers on an annual basis. In determining whether an increase in base compensation for the executive officers is appropriate, the Compensation Committee considers the performance of the Company and the executive officer during the prior year, the executive officers' level of base salary relative to other executive officers of the Company, and the recommendations of the chief executive officer and president. Based upon these factors, the Compensation Committee approved base salaries for our named executive officers for 2012 and 2011 as follows.

Name	2012 Base Salary ($)	2011 Base Salary ($)
Mark A. Kelly	400,000	400,000
Joseph S. Borbely	300,000	--
Daniel L. Walker	240,000	240,000
John R. Barnett[(1)]	210,000	210,000
Keith E. Bornemann[(2)]	160,000	160,000

(1) Mr. Barnett served as our Senior Vice President of Finance until February 28, 2013.

(2) Mr. Bornemann served as our Vice President and Corporate Controller until December 31, 2012.

Annual Incentive Compensation. The Compensation Committee believes that annual incentive compensation should be utilized to motivate the participants to achieve certain corporate and business objectives and operating results and reward them when these elements are satisfied. Pursuant to the terms of their employment agreements with the Company, the maximum total bonus award that Daniel L. Walker, John R. Barnett and Keith E. Bornemann were eligible to receive for the twelve months ended June 30, 2012 was 50% of base salary for Mr. Walker, 40% of base salary for Mr. Barnett, and 35% of base salary for Mr. Bornemann. Mark A. Kelly and Joseph S. Borbely do not have employment agreements with the Company. On September 7, 2011, the Compensation Committee adopted the 2012 Management Bonus Program, which was consistent with the previously stated objectives of the annual incentive component of executive compensation. For non-senior executive officers and key employees, 50% of their respective bonus potential was subject to the Company achieving its financial pre-tax income projections for the twelve months ended June 30, 2012. The remainder was based on specific management business objectives set forth for that particular participant. For senior executive officers, certain financial performance metric targets, including premiums written, claims loss and loss adjustment expense ratios, net expense ratio and pre-tax income, were approved as benchmarks for use by the Compensation Committee to evaluate the performance of the particular senior executive officer and determination of their respective annual incentive payout. Annual incentive payouts greater than 50% of potential would be in the form of equity grants. All equity award grants were subject to prior approval of the Compensation Committee. On August 28, 2012, the Compensation Committee approved the annual incentive

compensation to our executive officers for the twelve months ended June 30, 2012, such payment to be made subject to the Company reporting pre-tax income in any given calendar quarter following it approval, as determined in accordance with generally accepted accounting principles, exclusive of certain non-recurring items, and continued employment at that date. The Company reported pre-tax net income for the three months ended September 30, 2012, and the following bonuses were paid:

Name	Title	Cash Bonus ($)
Mark A. Kelly	Chief Executive Officer	175,000
Joseph S. Borbely	President	75,000
Daniel L. Walker	Senior Vice President-Operations	60,000
John R. Barnett	Senior Vice President of Finance	60,000
Keith E. Bornemann	Vice President and Corporate Controller	28,000

The Company did not achieve its pre-tax income target for the twelve-months ended June 30, 2012. Accordingly, the foregoing bonuses for non-senior executive officers of the Company were based solely upon their achievement of certain specific management business objectives set forth for them at the beginning of the period. For Messrs. Kelly and Borbely, the Compensation Committee reviewed the Company's performance as compared to targets of the financial performance metrics described above and awarded the cash incentive payments described above, which represented 50% and 66%, respectively, of their respective total eligible award under the plan. For the twelve months ended June 30, 2012, the total annual incentive payment was 48.5% of the total eligible annual incentive award. The following summarizes the initiatives planned and executed by management during the twelve months ended June 30, 2012:

- Reorganized sales and marketing departments adding 32 district managers to drive accountability and success at the retail location level;
- Replaced leadership and approximately 500 agents and customer service representatives;
- Developed and launched a new corporate website that provides customers with the opportunity to quote and purchase insurance online;
- Implemented E-Signature in all retail locations, the call center and the internet;
- Launched a new brand and remodeled over 300 retail locations in 90 days;
- Developed in-house loss reserving and rate indication capabilities, which reduced costs and provided faster and greater detail surrounding industry trends; and
- Developed new on-boarding processes and guidelines, online licensing and training and candidate assessments to improve hiring.

The key financial indicators that demonstrated success of the initiatives included:

- $2.8 million increase in operating revenues (first increase since fiscal 2007);
- $9.9 million increase in premiums written;
- Growth in new business for eight consecutive months;
- 6% improvement in the conversion ratio; and
- 9% increase in policies-in-force year over year.

There were no cash payments available to the named executive officers or other employees for performance during the period from July 1, 2012 to December 31, 2012.

Equity Awards. Equity awards, including stock options and restricted common stock ("restricted stock awards"), are the principal vehicle for payment of long-term compensation for our executive officers. The Compensation Committee believes stock-based incentive compensation should be structured so as to closely align the interests of the executive officers with the interests of our stockholders. All equity awards are granted pursuant to incentive plans approved by our stockholders. The Compensation Committee determines the equity award grants to the executive officers and takes into account the recommendations of the chief executive officer and president prior to approving awards of stock-based incentive compensation. Equity awards are granted in part to reward the senior executives for their long-term strategic management of the Company, and to motivate the executives to improve stockholder value. The Compensation Committee may also grant an award to an executive officer upon the

commencement of his or her employment with the Company or upon a change in his or her duties or responsibilities with the Company. During 2012, the Compensation Committee awarded an aggregate of 825,000 stock options to our chief executive officer and president. Such stock awards are reflected in the Summary Compensation and Grants of Plan-Based Awards tables.

401(k) Plan. The Company maintains a 401(k) plan that provides for a matching contribution by the Company of 100% of the participant's voluntary salary contributions of the first 3% of the participant's salary contributed by the participant, plus 50% of the next 2% of salary, up to the maximum voluntary salary contribution established by the U.S. Department of Labor.

Perquisites and Other Benefits. The Company does not generally provide material perquisites that are not, in the Compensation Committee's view, integrally and directly related to the executive officers' duties. Our executive officers participate in broad-based benefit programs that are generally available to our salaried employees, including health, dental, disability and life insurance programs.

Benefits upon Termination of Employment. We have employment agreements with certain of our executive officers other than Messrs. Kelly and Borbely. These agreements generally provide that if the executive is terminated without cause or resigns for good reason (as defined in the employment agreements), the executive will receive certain severance payments and benefits. The Compensation Committee previously believed that the severance provisions contained in the employment agreements were an important element in attracting and retaining executive officers. See "Potential Payments upon Termination or Change in Control" for information with respect to potential payments and benefits under these employment agreements and our other compensation arrangements upon the termination of our executive officers. Except for limited circumstances, the Compensation Committee does not anticipate providing for these arrangements in the future.

Tax and Accounting Matters. Section 162(m) of the Internal Revenue Code of 1986, enacted as part of the Omnibus Budget Reconciliation Act of 1993, generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the chief executive officer and the four other most highly compensated executive officers. Under Internal Revenue Service regulations, qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Compensation Committee expects to continue to monitor the application of Section 162(m) to executive compensation and will take appropriate action if it is warranted in the future. We operate our compensation programs with the intention of complying with Section 409A of the Internal Revenue Code of 1986.

Employment Agreements

We have employment agreements with certain of our named executive officers other than Messrs. Kelly and Borbely. The employment agreements provide for a minimum base salary, adjusted for such increases as the Compensation Committee determines to be appropriate. The employment agreements provide that the Company will employ the executive until the executive's termination of employment with the Company. In the event the executive's employment with the Company is terminated for any reason, including termination by the Company for or without cause, resignation by the executive for or without good reason, or the executive's death or disability, he will be entitled to receive his accrued but unpaid base salary, bonus and vacation pay through the effective date of termination, and unreimbursed employment-related expenses. In the event the executive's employment with the Company is terminated by the Company for "cause" (as defined under "Potential Payments upon Termination or Change in Control") or by the executive without "good reason" (as defined under "Potential Payments upon Termination or Change in Control"), the Company shall have no further obligations under the employment agreement. In the event the executive's employment with the Company is terminated by the Company without cause, by the executive for good reason, or as the result of death or disability or in connection with a change in control (as defined under "Potential Payments Upon Termination or Change in Control"), the employment agreement provides that the executive will be entitled to severance payments and benefits as described below under "Potential Payments Upon Termination or Change in Control." Payment of the severance payments and benefits generally is conditioned upon the executive's compliance with other provisions of his employment agreement, which include limitations upon his use and disclosure of confidential information, solicitation of employees, interference with the Company's business opportunities and an obligation not to compete with the business of the Company for a specified period following termination of employment.

Compensation Risk Assessment

The Compensation Committee has reviewed our compensation plans and policies to determine whether they encourage excessive or inappropriate risk-taking by our employees, including our named executive officers. This assessment included a review of our business and the design of our incentive plans and policies. Our compensation arrangements include base salaries at levels that the Compensation Committee believes provides employees with a steady income so that they are not encouraged to focus on short-term performance criteria to the detriment of other important Company measures. The performance measures used in our incentive-based compensation arrangements are based primarily upon Company measures, which we believe encourages executives and other employees to focus on overall corporate performance rather than individual performance or the performance of a specific part of our business, provide for payments based upon multiple levels of performance, and are capped at a specified percentage of annual salary. Based upon its review, the Compensation Committee has determined that our compensation plans and policies, taken as a whole, are not reasonably likely to have a material adverse effect on the Company.

Compensation Committee Interlocks and Insider Participation

During 2012, the Compensation Committee of the Board of Directors was composed of Harvey B. Cash, Tom C. Nichols and Lyndon L. Olson, Jr. None of these persons has at any time been an officer or employee of the Company or any of its subsidiaries. In addition, there are no relationships among our executive officers, members of the Compensation Committee or entities whose executives serve on the Board of Directors or the Compensation Committee that require disclosure under applicable SEC regulations.

Summary Compensation Table – Fiscal Year 2010 through Calendar Year 2012

The following table sets forth compensation for 2012, the Transition Period and the fiscal years ended June 30, 2011 and 2010 earned by (i) our chief executive officer, (ii) our chief financial officer, and (iii) our three next highest paid executive officers, who were either serving in such capacities on December 31, 2012 or during 2012, or are reportable pursuant to applicable SEC regulations.

Name and Principal Position		Year	Salary ($)		Bonus ($)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Mark A. Kelly		2012	393,590		175,000	--	474,750	--	67,375	(5)	1,110,625
Chief Executive Officer and		2011(1)	200,000		--	--	--	--	42,393		242,393
former Interim President		2011	133,333	(4)	--	--	--	--	25,056		158,389
Joseph S. Borbely		2012	257,692		75,000	--	47,475	--	--		380,167
President											
John R. Barnett	(7)	2012	206,635		60,000	--	--	--	6,973	(6)	273,608
Former Senior Vice President		2011(1)	105,000		--	--	--	--	3,094		108,094
of Finance		2011	182,292		33,600	--	--	--	7,071		222,963
Daniel L. Walker		2012	236,154		60,000	--	--	--	9,800	(6)	305,954
Senior Vice President -		2011(1)	120,000		--	--	--	--	5,800		125,800
Operations		2011	240,000		48,000	--	--	--	4,000		292,000
		2010	240,000		85,000	--	--	--	--		325,000
Keith E. Bornemann	(8)	2012	164,552		28,000	--	--	--	7,417	(6)	199,969
Former Vice President and		2011(1)	80,000		--	--	--	--	4,096		84,096
Corporate Controller		2011	160,000		22,400	--	--	--	7,620		190,020
		2010	160,000		30,500	6,186	--	--	8,280		204,966

(1) Refers to the Transition Period from July 1, 2011 to December 31, 2011.

(2) Represents the aggregate grant date fair value of restricted stock awards granted during each respective period computed in accordance with FASB ASC 718. Aggregate compensation expense is equal to the closing price of the Company's Common Stock on the New York Stock Exchange on the date of grant multiplied by the number of shares of restricted stock granted.

(3) Represents the aggregate grant date fair value of option awards granted during each respective period computed in accordance with FASB ASC 718. Aggregate compensation expense is equal to the grant date fair value of the options estimated using the Black-Scholes option pricing model. See Note 5 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2012 for the assumptions made in determining option values.

(4) Represents an annual salary of $400,000, prorated for service from March 2011 to June 2011.

(5) Represents perquisite amounts paid by the Company for housing and auto costs in Nashville and travel costs between his permanent residence and Nashville.

(6) Represents the matching amounts paid by the Company under our 401(k) Plan.

(7) Mr. John R, Barnett served as our Senior Vice President of Finance until February 28, 2013.

(8) Mr. Keith E. Bornemann served as our Vice President and Corporate Controller until December 31, 2012.

Grants of Plan-Based Awards – 2012

The following table sets forth information concerning each grant of an equity award made to a named executive officer in 2012.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units (#)	Exercise or Base Price of Stock and Option Awards ($)/sh	Grant Date Fair Value of Stock and Option Awards ($) (1)
		Threshold ($)	Maximum ($)			
Mark A. Kelly	1/31/12	--	--	750,000 (2)	1.45	474,750
Joseph S. Borbely	1/31/12	--	--	75,000 (3)	1.45	47,475

(1) Represents the aggregate grant date fair value of option awards granted during each respective fiscal period computed in accordance with FASB ASC 718. Aggregate compensation expense is equal to the grant date fair value of the options estimated using the Black-Scholes option pricing model.

(2) Mr. Kelly was granted an option to purchase 750,000 shares on January 31, 2012. The option vested 40% upon grant and the remainder vests in equal installments over a three-year period beginning on the first anniversary of the date of grant.

(3) Mr. Borbely was granted an option to purchase 75,000 shares on January 31, 2012. The option vested 20% upon grant and the remainder vests in equal installments over a four-year period beginning on the first anniversary of the date of grant.

Outstanding Equity Awards at Year-End – 2012

The following table sets forth information concerning outstanding equity awards held by our named executive officers at December 31, 2012.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Mark A. Kelly	300,000	450,000 (1)	1.45	1/31/17	--	--
Joseph S. Borbely	15,000	60,000 (2)	1.45	1/31/17	--	--
John R. Barnett	32,000	8,000 (3)	3.04	3/18/18	9,706 (4) 2,697 (5)	12,133 (6) 3,371 (6)
Daniel L. Walker	80,000	20,000 (3)	3.04	3/18/18	13,866 (4)	17,333 (6)

(1) Mr. Kelly was granted an option to purchase 750,000 shares on January 31, 2012. The option vested 40% upon grant and the remainder vests in equal installments over a three-year period beginning on the first anniversary of the date of grant.

(2) Mr. Borbely was granted an option to purchase 75,000 shares on January 31, 2012. The option vested 20% upon grant and the remainder vests in equal installments over a four-year period beginning on the first anniversary of the date of grant.

(3) Messrs. Barnett and Walker were granted an option to purchase 40,000 and 100,000 shares, respectively, on March 18, 2008. The options vest in equal 20% installments over a five-year period beginning on the first anniversary of the date of grant.

(4) The Company issued 24,267 and 34,667 restricted shares to Messrs. Barnett and Walker, respectively, on February 10, 2009. Pursuant to the restricted stock award agreements, the shares vest in equal installments over a five-year period beginning on the first anniversary of the date of grant. Unvested restricted stock will become fully exercisable under certain circumstances, including termination of employment of as described within the "Potential Payments upon Termination or Change in Control" section. Mr. Barnett's employment with the Company terminated on February 28, 2013.

(5) The Company issued 6,742 restricted shares to Mr. Barnett on November 18, 2009. Pursuant to the restricted stock award agreement, the shares vest in equal installments over a five-year period beginning on the first anniversary of the date of grant. Mr. Barnett's employment with the Company terminated on February 28, 2013.

(6) Market value based on a closing share price of $1.25 for the Company's Common Stock on the New York Stock Exchange on December 31, 2012.

Option Exercises and Stock Vested – 2012

The following table sets forth information concerning each equity award held by a named executive officer that vested in 2012. No awards were exercised during 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John R. Barnett	--	--	4,853 (1)	6,115 (2)
			1,348 (1)	1,618 (3)
Daniel L. Walker	--	--	6,933 (4)	8,666 (2)
Keith E. Bornemann	--	--	2,773 (5)	3,494 (2)
			628 (5)	754 (3)

(1) The Company issued 24,267 and 6,742 restricted shares to Mr. Barnett on February 10, 2009 and November 18, 2009, respectively. Pursuant to the restricted stock award agreement, of the 24,267 shares issued on February 10, 2009, 4,853 shares vested on each of February 10, 2010, 2011 and 2012 and of the 6,742 shares issued on November 18, 2009, 1,348 shares vested on each of November 18, 2010, 2011 and 2012. Mr. Barnett's employment with the Company terminated on February 28, 2013.

(2) Value realized on vesting based on a closing share price of $1.26 for the Company's Common Stock on the New York Stock Exchange on February 10, 2012.

(3) Value realized on vesting based on a closing share price of $1.20 for the Company's Common Stock on the New York Stock Exchange on November 16, 2012.

(4) The Company issued 34,667 restricted shares to Mr. Walker on February 10, 2009. Pursuant to the restricted stock award agreement, 6,933 shares vested on each of February 10, 2010, 2011and 2012, while the remaining unvested shares will vest in equal 20% installments on each anniversary of the date of grant. Unvested restricted stock will become fully exercisable under certain circumstances, including termination of employment of Mr. Walker, as described within the "Potential Payments upon Termination or Change in Control".

(5) The Company issued 13,866 and 3,140 restricted shares to Mr. Bornemann on February 10, 2009 and November 18, 2009, respectively. Pursuant to the restricted stock award agreement, of the 13,866 shares issued on each of February 10, 2009, 2,773 shares vested on each of February 10, 2010 , 2011and 2012 and of the 3,140 shares issued on November 18, 2009, 628 shares vested on each of November 18, 2010, 2011 and 2012. Mr. Bornemann's employment with the Company terminated on December 31, 2012.

Equity Compensation Plan Information

The following table summarizes information with respect to our equity compensation plans as of December 31, 2012.

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	1,594,750	$ 2.38	5,768,644
Equity compensation plans not approved by security holders	--	--	--

Potential Payments upon Termination or Change in Control

The Company's named executive officers, other than Messrs. Kelly and Borbely, are subject to written employment agreements that set forth the consideration payable to such named executive officers in connection with the termination of their employment. Payments of these amounts generally are conditioned upon those named executive officer's compliance with the other provisions of his employment agreement, which include limitations upon his use and disclosure of confidential information, solicitation of employees, interference with the Company's business opportunities and an obligation not to compete with the business of the Company for a specified period following termination of employment. In addition, the stock award agreements to which each of the named executive officers is a party include certain provisions that address the rights of the named executive officers upon termination.

Description of Potential Payments on Termination or Change in Control. The discussion below outlines the amount of compensation payable to those named executive officers of the Company with written employment agreements in the event of a termination of employment or following a change in control. Except as otherwise noted or relating to the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan, the discussion below only applies to each of the named executive officers with written employment agreements.

Payments Made Upon Any Termination of Employment. Regardless of the manner in which a named executive officer's employment with the Company is terminated, he will be entitled to receive the following amounts:

- accrued but unpaid base salary through the effective date of termination;
- accrued but unpaid bonus owed to the executive as of the date of termination;
- accrued but unpaid vacation pay; and
- unreimbursed employment-related expenses.

Payments Made Upon Termination of a Named Executive Officer for Cause. The Company may terminate each named executive officer for "cause," which is defined as:

- his conviction of a felony or a crime involving moral turpitude;
- his act of dishonesty or fraud that has caused material harm to the Company;
- his willful and continued failure to substantially perform duties and obligations under his employment agreement (other than any such failure resulting from incapacity due to physical or mental illness); or
- his uncured gross negligence or willful misconduct.

If a named executive officer were terminated for cause, he would not be entitled to receive any amounts other than as listed under "Payments Made upon Any Termination of Employment" above.

Payments Made Upon Resignation of a Named Executive Officer Without Good Reason. Each named executive officer may resign at any time. If his resignation were not for "good reason" (as defined below), he would not be entitled to receive any amounts other than as listed under "Payments Made upon Any Termination of Employment" above.

The term "good reason" is defined in the named executive officers' employment agreements as:

- a reduction in the amount of the executive's compensation in a manner that constitutes a breach of his employment agreement;
- a material uncured breach of the Company's obligations under the employment agreement;
- an assignment of duties materially inconsistent with his position, duties, responsibilities and status with the Company, a reduction of his authority, a material change in his reporting responsibilities, titles or offices, or removal of him from any such positions (except in connection with the termination of his employment for cause, resignation of his employment other than for good reason or as a result of his death or disability); or
- a requirement that he relocate his place of work to a location more than 50 miles from the Company's current corporate headquarters.

Payments Made Upon Disability of a Named Executive Officer. In the event of a named executive officer's "disability" (defined as executive's incapacitation or other absence from his full-time duties for six consecutive months or for at least 180 days during any 12-month period, in either case as a result of a mental or physical illness or injury), he would be entitled to:

- all amounts under "Payments Made upon Any Termination of Employment" above.

In the event of a named executive officer's "total and permanent disability" (as defined below), he would also be entitled to:

- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

The term "total and permanent disability" is defined under the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan as a person being qualified for long-term disability benefits under the Company's or one of its subsidiaries' disability plans or insurance policies; or, if no such plan or policy is then in existence or if such person is not eligible to participate in such plan or policy, that the person is incapacitated and absent from his or her duties with the Company or any of its subsidiaries on a full time basis for a period of six (6) continuous months or for at least one hundred eighty (180) days during any twelve (12) month period as a result of mental or physical illness or physical injury, as determined in good faith by the Compensation Committee.

Payments Made Upon Death of a Named Executive Officer. In the event of a named executive officer's death, his estate would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above; and
- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

Payments Made Upon Retirement of a Named Executive Officer. In the event of a named executive officer's retirement, he would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above; and
- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

Payments Made Upon Termination Without Cause or Resignation for Good Reason. In the event of a named executive officer's termination without cause or resignation for good reason, he would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above; and
- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

In the event of Mr. Walker's termination without cause or resignation for good reason, he would also be entitled to:

- a payment equal to his then current base salary payable in regular installments through the first anniversary of termination or resignation (if the termination or resignation is in connection with a "change in control" (as defined below) of the Company and occurs within twelve (12) months of such change in control, then a payment equal to the product of his then current base salary, times 200 percent, is payable in one lump sum as of the effective date of the termination or resignation); and
- participate through the first anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's employees (if termination or resignation is in connection with a change in control of the Company and occurs within twelve (12) months of such

change in control, then participation through the second anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's employees).

In the event of Mr. Barnett's termination without cause or resignation for good reason, he would also be entitled to:

- a payment equal to his then current base salary payable in regular installments through the first anniversary of termination or resignation (if the termination or resignation is in connection with a "change in control" (as defined below) of the Company and occurs within twelve (12) months of such change in control, then a payment equal to the product of his then current base salary, times 150 percent, is payable in one lump sum as of the effective date of the termination or resignation); and
- participate through the first anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's employees.

The term "change in control" is defined under the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan as:

- any consolidation, merger or share exchange of the Company in which the holders of a majority of the Company's outstanding voting power prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor thereto following such transaction;
- any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company;
- the approval by the stockholders of the Company of any plan or proposal for the liquidation or dissolution of the Company;
- the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals who (a) at July 1, 2002 were directors or (b) become directors after July 1, 2002 and whose election or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then in office who were directors on July 1, 2002 or whose election or nomination for election was previously so approved; or
- the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of an aggregate of 50% or more of the voting power of the Company's outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Securities Exchange Act of 1934) who beneficially owned less than 50% of the voting power of the Company's outstanding voting securities on July 1, 2002.

Provided, however, that notwithstanding the foregoing, an acquisition shall not constitute a change in control if the acquirer is (a) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity; (b) a subsidiary of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of voting securities of the Company; or (c) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7.

Pursuant to the terms of each named executive officer's nonqualified stock option agreement, upon the effective date of a change in control, all unvested options granted to him will immediately become fully vested and exercisable provided that he is employed by (or, if he is a consultant or an outside director, is providing services to) the Company or a subsidiary from the grant date to the effective date of the change in control.

Pursuant to the terms of each named executive officer's restricted stock award agreement, upon the effective date of a change in control, all restrictions set forth and relating to such restricted stock awards granted to him will immediately be terminated.

Summary of Potential Payments on Termination or Change in Control. The following tables set forth the estimated benefits to which each named executive officer is entitled in the event that (i) the Company terminates the named executive officer without cause or the named executive officer resigns for good reason, (ii) the Company terminates the named executive officer without cause or the named executive officer resigns for good reason in connection with a change in control of the Company, or (iii) the Company terminates the named executive officer for

cause or the named executive officer resigns without good reason, or as a result of disability, death or retirement of the named executive officer, assuming that the triggering event took place on and as of December 31, 2012.

Termination without Cause or Resignation for Good Reason

Name	Bonus ($) (1)	Additional Severance Payment ($) (2)	Continued Benefit Plan Coverage ($) (3)	Accelerated Stock Option Vesting ($) (4)	Accelerated Restricted Stock Vesting ($) (5)	Total ($)
John R. Barnett	--	210,000	11,600	--	15,504	237,104
Daniel L. Walker	--	240,000	7,420	--	17,333	264,753

(1) Includes the receipt of the accrued and unpaid bonuses as stipulated in their respective employment agreements.

(2) In the case of Messrs. Barnett and Walker, includes the receipt of the then current base salary.

(3) Represents the estimated maximum aggregate amount of the named executive officer's payable share of all medical, dental, health and disability insurance payables by the Company for the benefit of the named executive officer and members of his immediate family for the period of twelve (12) months after the termination date and the continuation of all employee health benefit programs generally available to similarly situated employees during the defined post-termination period.

(4) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Year-End-2012 table above. Stock options that have vested on an accelerated basis are exercisable within twelve (12) months, pursuant to the respective stock option agreement, following the date of the termination of service (which for purposes of this table is December 31, 2012). Consequently, the amounts included in this column represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $1.25 per share on December 31, 2012. All stock options held on December 31, 2012 that vested were out-of-the-money.

(5) Market value based on a closing share price of $1.25 for the Company's Common Stock on the New York Stock Exchange on December 31, 2012.

Termination without Cause or Resignation for Good Reason Resulting From a Change in Control

Name	Bonus ($) (1)	Additional Severance Payment ($) (2)	Continued Benefit Plan Coverage ($) (3)	Accelerated Stock Option Vesting ($) (4)	Accelerated Restricted Stock Vesting ($) (5)	Total ($)
John R. Barnett	--	315,000	11,600	--	15,504	342,104
Daniel L. Walker	--	480,000	14,840	--	17,333	504,753

(1) Includes the receipt of the accrued and unpaid bonuses as stipulated in their respective employment agreements.

(2) In the case of Mr. Walker, includes the receipt of an amount equal to their then current base salary times two (2). In the case of Mr. Barnett, includes the receipt of an amount equal to their then current base salary times 150 percent.

(3) Represents the estimated maximum aggregate amount of the named executive officer's payable share of all medical, dental, health and disability insurance payables by the Company for the benefit of the named executive officer and members of his immediate family until the second anniversary of the date of termination of employment in the case of Mr. Walker, and for the period of twelve (12) months after the termination date in the case of Mr. Barnett; also includes the continuation of all employee health benefit programs generally available to similarly situated employees during the defined post-termination period.

(4) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Year-End-2012 table above. Stock options that have vested on an accelerated basis are exercisable within twelve (12) months, pursuant to the respective stock option agreement, following the date of the termination of service (which for purposes of this table is December 31, 2012). Consequently, the amounts included in this column represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $1.25 per share on December 31, 2012. All stock options held on December 31, 2012 that vested were out-of-the-money.

(5) Market value based on a closing share price of $1.25 for the Company's Common Stock on the New York Stock Exchange on December 31, 2012.

Termination for Cause or Resignation without Good Reason, or Resulting From Disability, Death or Retirement

Name	Bonus ($) (1)	Additional Severance Payment ($) (2)	Continued Benefit Plan Coverage ($) (3)	Accelerated Stock Option Vesting ($) (4)	Accelerated Restricted Stock Vesting ($) (5)	Total ($)
John R. Barnett						
Cause or Resignation Without Good Reason	--	--	--	--	--	--
Disability	--	--	--	--	15,504	15,504
Death	--	--	--	--	15,504	15,504
Retirement	--	--	--	--	15,504	15,504
Daniel L. Walker						
Cause or Resignation Without Good Reason	--	--	--	--	--	--
Disability	--	--	--	--	17,333	17,333
Death	--	--	--	--	17,333	17,333
Retirement	--	--	--	--	17,333	17,333

(1) Includes the receipt of the accrued and unpaid bonuses as stipulated in their respective employment agreements.

(2) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Year-End-2012 table above. Stock options that have vested on an accelerated basis are exercisable within either twelve (12) or twenty-four (24) months, pursuant to the respective stock option agreement, following the date of the termination of service (which for purposes of this table is December 31, 2012). Consequently, the amounts included in this column represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $1.25 per share on December 31, 2012. All stock options held on December 31, 2012 that vested were out-of-the-money.

(3) Market value based on a closing share price of $1.25 for the Company's Common Stock on the New York Stock Exchange on December 31, 2012.

PROPOSAL 2 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A(a)(1) of the Securities Exchange Act of 1934, we are asking stockholders to cast an advisory vote on the compensation of our named executive officers disclosed in the Executive Compensation section of this Proxy Statement. While this vote is a non-binding advisory vote, we value the opinions of stockholders and will consider the outcome of the vote when making future compensation decisions.

As described in detail under the heading "Compensation Discussion and Analysis," our compensation programs are designed to align a significant portion of each named executive officer's total compensation with the annual and long-term performance of the Company and the interests of our stockholders. Stockholders are urged to read the Compensation Discussion and Analysis, compensation tables and narrative discussion in this Proxy Statement, which discuss in detail how our compensation policies and procedures implement our compensation philosophy.

This annual vote on this matter is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this Proxy Statement. The vote is advisory and, therefore, not binding on the Company, the Board of Directors or the Compensation Committee of the Board of Directors.

We are asking our stockholders to indicate their support for this Proposal 2 and the compensation paid to our named executive officers as disclosed commencing on page 15 of this Proxy Statement by voting **FOR**, on an advisory basis, the following resolution:

> "NOW, THEREFORE, BE IT RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the named executive officers of the Company, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussion related thereto."

The Board of Directors recommends that you vote FOR the compensation of our named executive officers.

PROPOSAL 3 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP ("Ernst & Young") to serve as our independent registered public accounting firm for the current year, and the stockholders are requested to ratify this appointment. Ernst & Young has served as our independent registered public accounting firm since September 2005. A representative of Ernst & Young is expected to be present at the annual meeting, will have an opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions. Stockholders should recognize that the ratification of the appointment of Ernst & Young does not preclude the Audit Committee from subsequently determining to change our independent registered public accounting firm if the Audit Committee determines such action to be in the best interests of the Company and its stockholders.

Fees Billed to Us by Ernst & Young LLP for 2012, the Transition Period and Fiscal Year 2011

Audit Fees. The aggregate audit fees billed by Ernst & Young for 2012, the Transition Period and fiscal year 2011 were $597,000, $650,000 and $650,000, respectively. The fees include professional services and expenses for annual financial and statutory audits, including internal control over financial reporting, and quarterly reviews of our financial statements.

Audit-Related Fees. Audit-related fees billed by Ernst & Young for 2012 and fiscal year 2011 were $26,000 and $25,000, respectively. These fees related to the audit of the Company's 401(k) plan. Ernst & Young did not perform or bill us for any audit-related services for the Transition Period.

Tax Fees. The aggregate tax fees billed by Ernst & Young for 2012 and fiscal year 2011 were $80,000 and $69,500, respectively. These fees related primary to the preparation of federal and state income tax returns for the Company. Ernst & Young did not perform or bill us for any tax services for the Transition Period.

All Other Fees. Other fees billed by Ernst & Young for fiscal year 2011 were $7,200. These fees related to state regulatory audit support services. Ernst & Young did not perform or bill us for any other services for 2012 and the Transition Period.

Audit Committee Pre-Approval Policies and Procedures.

Our Audit Committee has adopted a policy, contained in its Charter, which provides that our Audit Committee must pre-approve all audit and non-audit services provided to the Company by our independent registered public accounting firm. This policy is administered by our senior management, which reports throughout the year to the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by Ernst & Young.

Auditor Rotation Policies

Ernst & Young maintains partner rotation policies in accordance with the rules promulgated by the SEC. Such rules have required rotation of the lead audit partner after five years of assignment to the engagement.

Required Vote; Recommendation of the Board

The appointment of Ernst & Young LLP as our independent registered public accounting firm for 2013 will be ratified if this proposal receives the affirmative vote of a majority of the votes cast on the matter. With respect to this proposal, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. Under applicable rules, a broker will have the authority to vote for this proposal in the absence of instructions from the beneficial owner of the relevant shares.

The Board of Directors recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

ADDITIONAL INFORMATION

Stockholder Proposals for the 2014 Annual Meeting. Pursuant to Rule 14a-8(e) of the Securities Exchange Act of 1934, stockholder proposals submitted in accordance with applicable rules and regulations for presentation at our next annual meeting and received at our executive offices no later than December 13, 2013 will be considered for inclusion in our proxy statement and form of proxy relating to the 2014 annual meeting.

For other stockholder proposals to be timely (but not considered for inclusion in our proxy statement), a stockholder's notice must be received at our executive offices no later than 60 days before our annual meeting or (if later) within ten days after the public notice of that meeting is sent to the stockholders of the Company, and should otherwise comply with the advance notice provisions of our certificate of incorporation. For proposals that are not timely filed, we retain discretion to vote the proxies that we receive. For proposals that are timely filed, we retain discretion to vote the proxies that we receive, provided (1) we include in our proxy statement advice on the nature of the proposal and how we intend to exercise our voting discretion and (2) the proponent does not issue a proxy statement.

Proxy Solicitation Costs. The proxies being solicited hereby are being solicited by us. We will bear the cost of soliciting proxies in the enclosed form. Our officers and regular employees may, but without compensation other

than their regular compensation, solicit proxies by mail, personal conversations, telephone, telex, facsimile or electronic means. Upon request, we will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of our common stock.

Financial Statements Available. **A COPY OF OUR 2012 ANNUAL REPORT TO STOCKHOLDERS CONTAINING OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012 AND OTHER INFORMATION ACCOMPANIES THIS PROXY STATEMENT BUT SHALL NOT BE DEEMED TO BE SOLICITATION MATERIAL.**

Householding Information. As permitted by the SEC's proxy statement rules, we will deliver only one copy of our 2012 Annual Report to Stockholders or this proxy statement to two or more stockholders who share an address, unless we have received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of our 2012 Annual Report to Stockholders or this proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered. Conversely, stockholders sharing an address who are receiving multiple copies of our annual reports or proxy statements may request delivery of a single copy.

Requests in this regard should be addressed to:

Investor Relations
First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee 37215
1-800-321-0899

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2012

Commission file number 001-12117

FIRST ACCEPTANCE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**75-1328153**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
3813 Green Hills Village Drive, Nashville, Tennessee	**37215**
(Address of principal executive offices)	*(Zip Code)*

(615) 844-2800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of exchange on which registered
Common Stock, $.01 par value per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant, based on the closing price of these shares on the New York Stock Exchange on June 30, 2012, was $21,255,699. For the purposes of this disclosure only, the registrant has assumed that its directors, executive officers and beneficial owners of 10% or more of the registrant's common stock are affiliates of the registrant. As of February 25, 2013, there were 40,953,209 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's definitive Proxy Statement pertaining to the 2012 Annual Meeting of Stockholders, filed or to be filed not later than 120 days after the end of the fiscal year pursuant to Regulation 14A, is incorporated herein by reference into Part III.

FIRST ACCEPTANCE CORPORATION 10-K

Index to Annual Report on Form 10-K

			Page
PART I			
	Item 1.	Business	1
	Item 1A.	Risk Factors	12
	Item 1B.	Unresolved Staff Comments	19
	Item 2.	Properties	19
	Item 3.	Legal Proceedings	19
	Item 4.	Mine Safety Disclosures	19
PART II			
	Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	20
	Item 6.	Selected Financial Data	21
	Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	23
	Item 7A.	Qualitative and Quantitative Disclosures About Market Risk	38
	Item 8.	Financial Statements and Supplementary Data	40
	Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	72
	Item 9A.	Controls and Procedures	72
	Item 9B.	Other Information	72
PART III			
	Item 10.	Directors, Executive Officers and Corporate Governance	73
	Item 11.	Executive Compensation	73
	Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	73
	Item 13.	Certain Relationships and Related Transactions, and Director Independence	73
	Item 14.	Principal Accountant Fees and Services	73
PART IV			
	Item 15.	Exhibits, Financial Statement Schedules	74
SIGNATURES			76

MARKET AND INDUSTRY DATA AND FORECASTS

Market and industry data and other statistical information and forecasts used throughout this Annual Report on Form 10-K are based on independent industry publications, government publications and reports by market research firms or other published independent sources. We have not sought or obtained the approval or endorsement of the use of this third-party information. Some data also is based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources. Forecasts are particularly likely to be inaccurate, especially over long periods of time.

PART I

Item 1. Business

General

First Acceptance Corporation (the "Company," "we" or "us") is a retailer, servicer and underwriter of non-standard personal automobile insurance based in Nashville, Tennessee. We currently write non-standard personal automobile insurance in 12 states and are licensed as an insurer in 13 additional states. We own and operate three insurance company subsidiaries: First Acceptance Insurance Company, Inc. ("FAIC"), First Acceptance Insurance Company of Georgia, Inc. ("FAIC-GA") and First Acceptance Insurance Company of Tennessee, Inc. ("FAIC-TN"). Non-standard personal automobile insurance is made available to individuals who are categorized as "non-standard" because of their inability or unwillingness to obtain standard insurance coverage due to various factors, including payment history, payment preference, failure in the past to maintain continuous insurance coverage, driving record and/or vehicle type, and in most instances who are required by law to buy a minimum amount of automobile insurance. At February 26, 2013, we leased and operated 368 retail locations, staffed with employee-agents. Our employee-agents primarily sell non-standard personal automobile insurance products underwritten by us, as well as certain commissionable ancillary products and other insurance products. In select markets, we are testing the sale of automobile insurance underwritten by third party carriers. We are able to complete the entire sales process over the phone or through our consumer-based website. In addition to our retail, website and call center sales, we also sell our products through 13 retail locations operated by independent agents.

As previously announced, on November 15, 2011, our Board of Directors approved a change in fiscal year end from June 30 to December 31, effective December 31, 2011. As a result of this change, this Annual Report on Form 10-K includes financial information for the six-month transition period from July 1, 2011 to December 31, 2011 (the "Transition Period"). Unless otherwise noted, all references to "years" or "fiscal" refer to the twelve-month fiscal year, which prior to July 1, 2011 ended on June 30, and beginning with December 31, 2012 ends on December 31 of each year.

Personal Automobile Insurance Market

Personal automobile insurance is the largest line of property and casualty insurance in the United States with, according to SNL Financial, an estimated market size of $166 billion in premiums earned based on the most recent market data available. Personal automobile insurance provides drivers with coverage for liability to others for bodily injury and property damage and for physical damage to the driver's vehicle from collision and other perils.

The market for personal automobile insurance is generally divided into three product segments: non-standard, standard and preferred insurance. We believe that the premiums earned in the non-standard automobile insurance market segment in the United States represent between 15% and 25% of the total personal automobile insurance market.

Competition

The non-standard personal automobile insurance business is highly competitive. We believe that our primary competition comes not only from national companies or their subsidiaries, but also from non-standard insurers and independent agents that operate only in specific regions or states. We compete against other vertically integrated insurance companies and independent agents that market insurance on behalf of a number of insurers. We compete with these other insurers on factors such as initial down payment, availability of monthly payment plans, price, customer service and claims service. We believe that our significant competitors are the Affirmative, Berkshire Hathaway (which includes GEICO), Bristol West, Direct General, Infinity, Permanent General, Progressive and Safe Auto insurance groups.

Our Business

We are a vertically integrated business that acts as the agency, servicer and underwriter of non-standard personal automobile insurance. We believe our business model allows us to identify and satisfy the needs of our target customers and eliminates many of the inefficiencies associated with a non-integrated automobile insurance model. Our retail locations are staffed with employee-agents who primarily sell non-standard personal automobile insurance products underwritten by us, as well as certain commissionable ancillary products. Our vertical integration, combined with our conveniently located retail locations, enables us to control the point of sale and to retain significant revenue that would otherwise be lost in a non-integrated insurance business model.

We offer customers automobile insurance with low down payments, competitive monthly payments, convenient locations and a high level of personal service. This strategy makes it easier for our customers to obtain automobile insurance, which is legally mandated in the states in which we currently operate. Currently, our policy renewal rate (the percentage of policies that are renewed after completion of the full uninterrupted policy term) is approximately 38%, which, due to the payment patterns of our customers, is lower than the average renewal rate of standard personal automobile insurance providers. However, we accept customers seeking insurance who have previously terminated coverage provided by us without imposing any additional requirements on such customers. Our business model and systems allow us to issue policies efficiently and, when necessary, cancel them to minimize the potential for credit loss while adhering to regulatory cancellation notice requirements.

In addition to a low down payment and competitive monthly rates, we offer customers valuable face-to-face contact and speed of service as many of our customers prefer not to purchase a new automobile insurance policy over the phone or through the internet. Substantially all of our customers make their payments at our retail locations. For many of our customers, our employee-agents are not only the face of the Company, but also the preferred interface for buying insurance. All of our policies are issued at the point of sale.

In the future, we may explore growth opportunities by introducing additional insurance products, including automobile insurance underwritten by third party carriers, and expanding into new geographic markets. We recognize a growing consumer demand to purchase personal automobile insurance over the phone and through the internet and have been focused on expanding our abilities to meet consumer expectations in these distribution channels.

Our Products

Our core business involves issuing automobile insurance policies to individuals who are categorized as "non-standard," based primarily on their inability or unwillingness to obtain insurance coverage from standard carriers due to various factors, including their payment history or need for monthly payment plans, failure to maintain continuous insurance coverage or driving record. We believe that a majority of our customers seek non-standard insurance due to their failure to maintain continuous coverage or their need for affordable monthly payments, rather than as a result of poor driving records. The majority of our customers purchase the minimum amount of coverage required by law.

In addition to non-standard personal automobile insurance, we also offer our customers optional products that provide ancillary reimbursements and benefits in the event of an automobile accident. Those products generally provide reimbursements for medical expenses and hospital stays as a result of injuries sustained in an automobile accident, automobile towing and rental, bail bond premiums and ambulance services. We also offer and underwrite a tenant homeowner policy that provides contents and liability coverage to those of our customers who are renters.

Marketing

Our marketing strategy is based on promoting brand recognition of our products and encouraging prospective customers to purchase personal automobile insurance by either visiting one of our retail locations or utilizing our phone or internet channels to bind a policy. Our primary advertising strategy combines targeted television, radio and digital advertising. We market our business under the name "Acceptance Insurance" in all areas except in the Chicago-area, where we currently use the names "Yale Insurance" and "Insurance Plus."

Distribution

We primarily distribute our products through our retail locations. We believe the local office concept remains attractive to many of our customers, as they desire the face-to-face assistance they cannot receive via the internet or over the telephone. However, in response to recent changes in consumer preferences, we have expanded our distribution channels to allow our customers to purchase insurance over the phone or through our consumer-based website.

Underwriting and Pricing

Our underwriting and pricing systems are fully automated. We believe that these systems provide a competitive advantage to us because they give us the ability to capture relevant pricing information, improve efficiencies, increase the accuracy and consistency of underwriting decisions and reduce training costs.

Pricing is generally based on the specific type of vehicle and the driver's age, gender, marital status, driving experience and location. We also review loss trends in each of the states in which we operate to assess the adequacy of our rates and underwriting standards. We adjust rates periodically, as necessary, and as permitted by applicable regulatory authorities, to maintain or improve underwriting results in each market.

In December 2011, we completed the process of implementing new scored pricing programs. We believe these new scored pricing programs provide us with greater pricing segmentation and improve our pricing relative to the risk we are insuring. Approximately 74% of our current policies in force ("PIF") have been underwritten using these new scored pricing programs.

Claims Handling

Non-standard personal automobile insurance customers generally have a higher frequency of claims than preferred and standard personal automobile insurance customers. We focus on controlling the claims process and costs, thereby limiting losses, by internally managing the entire claims process. We strive to promptly assess claims, manage against fraud, and identify loss trends and capture information that is useful in establishing loss reserves and determining premium rates. Our claims process is designed to promote expedient, fair and consistent claims handling, while controlling loss adjustment expenses.

Our claims operation includes adjusters, appraisers, re-inspectors, special investigators and claims administrative personnel. We conduct our claims operations out of our Nashville office and through regional claims offices in Tampa, Florida and Chicago, Illinois. Our employees generally handle all claims from the initial report of the claim until the final settlement. We believe that directly employing claims personnel, rather than using independent contractors, results in improved customer service and lower costs. In territories where we do not believe a staff appraiser would be cost-effective, we utilize the services of independent appraisers to inspect physical damage to automobiles. The work of independent appraisers is supervised by regional staff appraisal managers.

While we are strongly committed to settling promptly and fairly the meritorious claims of our customers and claimants, we are equally committed to defending against non-meritorious claims. Litigated claims and lawsuits are primarily managed by one of our specially trained litigation adjusters. Suspicious claims are referred to a special investigation unit. When a dispute arises, we seek to minimize our claims litigation defense costs by attempting to negotiate flat-fee representation with local outside counsel specializing in automobile insurance claim defense. We believe that our efforts to obtain high quality claims defense litigation services at a fixed or carefully controlled cost have helped us control claims losses and expenses.

Loss and Loss Adjustment Expense Reserves

Automobile accidents generally result in insurance companies making payments (referred to as "losses") to individuals or companies to compensate for physical damage to an automobile or other property and/or an injury to a person. Months and sometimes years may elapse between the occurrence of an accident, report of the accident to the insurer and payment of the claim. Insurers record a liability for estimates of losses that will be paid for accidents reported to them, which are referred to as case reserves. As accidents are not always reported promptly, insurers estimate incurred but not reported, or "IBNR," reserves to cover expected losses for accidents that have occurred, but have not been reported to the insurer. Insurers also incur expenses in connection with the handling and settling of claims that are referred to as "loss adjustment expenses" and record a liability for the estimated costs to settle their expected unpaid losses.

We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies underwritten by our insurance company subsidiaries. Each of our insurance company subsidiaries establishes a reserve for all of its unpaid losses, including case reserves and IBNR reserves, and estimates for the cost to settle the claims. We estimate our IBNR reserves by estimating our ultimate liability for loss and loss adjustment expense reserves first, and then reducing that amount by the amount of the cumulative paid claims and by the amount of our case reserves. We rely primarily on historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience. We also consider other factors, such as inflation, claims settlement patterns, legislative activity and litigation trends. We review our loss and loss adjustment expense reserve estimates on a quarterly basis and adjust those reserves each quarter to reflect any favorable or unfavorable development as historical loss experience develops or new information becomes known. Our actuarial staff reviews our reserves and loss trends on a quarterly basis. We believe that the liabilities that we have recorded for unpaid losses and loss adjustment expenses at December 31, 2012 are adequate to cover the final net cost of losses and loss adjustment expenses incurred through that date.

The following table sets forth the annual period-end reserves, as revised to a calendar year-end basis, since we began operations as an insurance company in 2004 and the subsequent development of these reserves through December 31, 2012. The purpose of the table is to show a "cumulative deficiency or redundancy" for each annual period which represents the aggregate amount by which original estimates of reserves at that period-end have changed in subsequent periods. The top line of the table presents the net reserves at the balance sheet date for each of the periods indicated. This represents the estimated amounts of losses and loss adjustment expenses for claims arising in all annual periods that were unpaid at the balance sheet date, including the IBNR reserve, at the end of each successive period. The next portion of the table presents the re-estimated amount of the previously recorded reserves based on experience at the end of each succeeding period, including cumulative payments since the end of the respective period. As more information becomes known about the payments and the frequency and severity of claims for individual periods, the estimate changes accordingly. Favorable loss development, shown as a cumulative redundancy in the table, exists when the original reserve estimate is greater than the re-estimated reserves. Adverse loss development, which would be shown as a cumulative deficiency in the table, exists when the original reserve estimate is less than the re-estimated reserves. Information with respect to the cumulative development of gross reserves, without adjustment for the effect of reinsurance, also appears at the bottom portion of the table.

In evaluating the information in the table below, you should note that each amount entered incorporates the cumulative effect of all changes in amounts entered for prior periods. Conditions and trends that have affected the development of liability in the past may not necessarily recur in the future.

	At December 31,								
	2004	2005	2006	2007	2008	2009	2010	2011	2012
Net liability for loss and loss adjustment expense reserves, originally estimated	$ 28,775	$ 48,066	$ 74,043	$ 95,122	$ 93,679	$ 77,493	$ 70,229	$ 69,241	$ 79,000
Cumulative amounts paid at:									
One year later	22,016	35,922	68,238	68,306	54,760	49,217	47,543	49,315	
Two years later	26,582	44,215	83,028	84,907	68,994	63,778	66,604		
Three years later	27,989	46,839	87,901	90,134	75,209	74,297			
Four years later	28,721	47,918	89,556	92,954	81,993				
Five years later	28,999	48,327	90,050	97,818					
Six years later	28,920	48,485	91,725						
Seven years later	28,915	49,385							
Eight years later	28,913								
Liability re-estimated at:									
One year later	29,969	48,554	87,521	96,611	78,107	71,417	73,370	73,257	
Two years later	29,622	48,522	91,654	93,701	78,076	76,733	76,884		
Three years later	29,154	49,339	90,503	94,279	83,430	79,060			
Four years later	29,312	49,166	90,966	98,901	84,322				
Five years later	29,422	49,683	92,575	98,988					
Six years later	29,481	51,085	92,460						
Seven years later	29,380	50,443							
Eight years later	29,349								
Net cumulative redundancy (deficiency)	(574)	(2,377)	(18,417)	(3,866)	9,357	(1,567)	(6,655)	(4,016)	
Gross liability – end of year	$ 35,243	$ 50,377	$ 74,765	$ 95,357	$ 93,803	$ 77,546	$ 70,295	$ 69,436	$ 79,260
Reinsurance receivables	6,468	2,311	722	235	124	53	66	195	260
Net liability – end of year	$ 28,775	$ 48,066	$ 74,043	$ 95,122	$ 93,679	$ 77,493	$ 70,229	$ 69,241	$ 79,000
Gross re-estimated liability – latest	$ 35,052	$ 52,199	$ 93,080	$ 99,266	$ 84,482	$ 79,071	$ 76,869	$ 73,441	
Re-estimated reinsurance receivables – latest	5,703	1,756	620	278	160	11	(15)	184	
Net re-estimated – latest	$ 29,349	$ 50,443	$ 92,460	$ 98,988	$ 84,322	$ 79,060	$ 76,884	$ 73,257	
Gross cumulative redundancy (deficiency)	$ 191	$ (1,822)	$ (18,315)	$ (3,909)	$ 9,321	$ (1,525)	$ (6,574)	$ (4,005)	

At December 31, 2012, we had $79.2 million of loss and loss adjustment expense reserves, which included $47.1 million in IBNR reserves and $32.1 million in case reserves. Reinsurance receivables of $0.2 million offset gross reserves of $79.2 million at December 31, 2012 in the above table. For a reconciliation of net loss and loss adjustment expense reserves from the beginning to the end of the most recent periods presented, see Note 9 to our consolidated financial statements.

As reflected in the table above, on reserves at December 31, 2012, we have experienced an unfavorable net reserve development of $4.0 million, which increased our loss and loss adjustment expense reserves for prior accident periods and increased our loss and loss adjustment expenses for the year ended December 31, 2012. This unfavorable development was primarily related to the strengthening of loss and loss adjustment expense reserves. Loss development was primarily related to higher than expected severity with Florida personal injury protection claims and with Georgia bodily injury claims in older accident periods. Loss adjustment expense development was primarily related to higher than expected legal expenses for bodily injury claims for accident years 2010 and prior. The unfavorable development for the year ended December 31, 2011 was primarily related to the strengthening of loss adjustment expense reserves for prior accident periods and included amounts related to the settlement of claims for extra-contractual damages.

Loss and loss adjustment expense reserve estimates were reviewed on a quarterly basis and adjusted each quarter to reflect any favorable or adverse development. Development assumptions were based upon historical accident quarters. We analyzed our reserves for each type of coverage, by state and for loss and loss adjustment expense separately to determine our loss and loss adjustment expense reserves. To determine the best estimate, we reviewed the results of four estimation methods, including the reported development method, the paid development method, the reported Bornhuetter-Ferguson method and the paid Bornhuetter-Ferguson method for each set of data. In each quarterly review, we develop a point estimate for a subset of our business. We did not prepare separate point estimates for our entire business using each of the estimation methods. In determining our loss and loss adjustment

expense reserves, we selected different estimation methods as appropriate for the various subsets of our business. The methods selected varied by coverage, and considerations included the number and value of the case reserves for open claims, incurred and paid loss relativities, and suspected strengths and weaknesses for each of the procedures. Other factors considered in establishing reserves include assumptions regarding loss frequency and loss severity. We believe assumptions regarding loss frequency are reliable because injured parties generally report their claims in a reasonably short period of time after an accident. Loss severity is more difficult to estimate because severity is affected by changes in underlying costs, including medical costs, settlements or judgments, and regulatory changes. Reserves recorded represent our best estimate of the ultimate amounts that will be paid.

We believe that our estimate regarding changes in loss severity is the most significant factor that can potentially impact our IBNR reserve estimate. We believe that there is a reasonable possibility of increases or decreases in our estimated claim severities, with the largest potential changes occurring in the most recent accident years. An increase in loss severity of unpaid losses, ranging from 0.5% to 3.0% dependent upon the accident year, would result in adverse development of net loss and loss adjustment expense reserve levels at December 31, 2012 and a decrease in income before income taxes of approximately $7.9 million. Conversely, a comparable decrease in loss severity would result in favorable development of net loss and loss adjustment expense reserve levels at December 31, 2012 and an increase in income before income taxes of approximately $7.9 million.

Reinsurance

Reinsurance is an arrangement in which a company called a reinsurer agrees in a contract to assume specified risks written by an insurance company, known as a ceding company, by paying the insurance company all or a portion of the insurance company's losses arising under specified classes of insurance policies, in return for a reinsurance premium. Through August 31, 2004, our insurance companies ceded approximately 50% of their non-standard personal automobile insurance premiums and losses on a quota-share basis to unaffiliated reinsurers. Commencing August 1, 2010, our insurance companies began utilizing excess-of-loss reinsurance with an unaffiliated reinsurer to limit our exposure to losses under liability coverages for automobile insurance policies issued with limits greater than the minimum statutory requirements. Historically, the amount of such policies written by our insurance companies has not been material.

Although FAIC is licensed in Texas, the majority of our business there is currently written by a managing general agency subsidiary through a program with a county mutual insurance company and is assumed by us through 100% quota-share reinsurance.

Ratings

In November 2012, A.M. Best, which rates insurance companies based on factors of concern to policyholders, revised its Rating Outlook on us from "positive" to "stable" and reaffirmed the ratings of our insurance company subsidiaries at "B (Fair)". Publications of A.M. Best indicate that the "B (Fair)" rating, which is the seventh highest rating amongst a scale of 15 ratings, is assigned to those companies that in A.M. Best's opinion have a fair ability to meet their ongoing obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions. A Rating Outlook is assigned to a rating to indicate its potential direction over an intermediate term, generally defined as 12 to 36 months. A stable outlook indicates a low likelihood of a rating change due to stable financial/market trends.

In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance (if any), the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders, and are not recommendations to potential or current investors to buy, sell or hold our common stock.

Financial institutions and reinsurance companies sometimes use the A.M. Best ratings to help assess the financial strength and quality of insurance companies. The current ratings of our insurance company subsidiaries or their failure to maintain such ratings may dissuade a financial institution or reinsurance company from conducting business with us or increase our potential interest or reinsurance costs, respectively. We do not believe that the majority of our customers are motivated to purchase our products and services based on our A.M. Best rating.

Regulatory Environment

Insurance Company Regulation. We and our insurance company subsidiaries are regulated by governmental agencies in the states in which we conduct business and by various federal statutes and regulations. These state regulations vary by jurisdiction but, among other matters, usually involve:

- regulating premium rates and forms;
- setting minimum solvency standards;
- setting capital and surplus requirements;
- licensing companies, agents and, in some states, adjusters;
- setting requirements for and limiting the types and amounts of investments;
- establishing requirements for the filing of annual statements and other financial reports;
- conducting periodic statutory examinations of the affairs of insurance companies;
- requiring prior approval of changes in control and of certain transactions with affiliates;
- limiting the amount of dividends that may be paid without prior regulatory approval; and
- setting standards for advertising and other market conduct activities.

Required Licensing. We operate under licenses issued by various state insurance authorities. Such licenses may be of perpetual duration or periodically renewable, provided we continue to meet applicable regulatory requirements. The licenses govern, among other things, the types of insurance coverages and products that may be offered in the licensing state. Such licenses are typically issued only after an appropriate application is filed and prescribed criteria are met. All of our licenses are in good standing. Currently, we hold property and casualty insurance licenses in the following 25 states:

Alabama	Kansas	Pennsylvania
Arizona	Kentucky	South Carolina
Arkansas	Louisiana	Tennessee
Colorado	Mississippi	Texas
Florida	Missouri	Utah
Georgia	Nevada	Virginia
Illinois	New Mexico	West Virginia
Indiana	Ohio	
Iowa	Oklahoma	

As required by our current operations, we hold managing general agency licenses in Texas and Florida and motor club licenses in Mississippi and Tennessee. To expand into a new state or offer a new line of insurance or other new product, we must apply for and obtain the appropriate licenses.

Insurance Holding Company Regulation. We operate as an insurance holding company system and are subject to regulation in the jurisdictions in which our insurance company subsidiaries conduct business. These regulations require that each insurance company in the holding company system register with the insurance department of its state of domicile and furnish information concerning the operations of companies in the holding company system which may materially affect the operations, management or financial condition of the insurers in the holding company domiciled in that state. We have insurance company subsidiaries that are organized and domiciled under the insurance statutes of Texas, Georgia and Tennessee. The insurance laws in each of these states similarly provide that all transactions among members of a holding company system be done at arm's length and be shown to be fair and reasonable to the regulated insurer. Transactions between insurance company subsidiaries and their parents and affiliates typically must be disclosed to the state regulators, and any material or extraordinary transaction requires prior approval of the applicable state insurance regulator. A change of control of a domestic insurer or of any controlling person requires the prior approval of the state insurance regulator. In general, any person who acquires 10% or more of the outstanding voting securities of the insurer or its parent company is presumed to have acquired control of the domestic insurer. To the best of our knowledge, we are in compliance with the regulations discussed above.

Restrictions on Paying Dividends. We may at times rely on dividends from our insurance company subsidiaries to meet corporate cash requirements. State insurance regulatory authorities require insurance companies to maintain specified levels of statutory capital and surplus. The amount of an insurer's capital and surplus following payment of any dividends must be reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs. Prior approval from state insurance regulatory authorities is generally required in order for an insurance company to declare and pay extraordinary dividends. The payment of ordinary dividends is limited by the amount of capital and surplus available to the insurer, as determined in accordance with state statutory accounting practices and other applicable limitations. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance company subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect. See Note 18 to our consolidated financial statements for a discussion of the ability of our insurance company subsidiaries to pay dividends.

Regulation of Rates and Policy Forms. Most states in which our insurance company subsidiaries operate have insurance laws that require insurance companies to file premium rate schedules and policy or coverage forms for review and approval. In many cases, such rates and policy forms must be approved prior to use. State insurance regulators have broad discretion in judging whether an insurer's rates are adequate, not excessive and not unfairly discriminatory. Generally, property and casualty insurers are unable to implement rate increases until they show that the costs associated with providing such coverage have increased. The speed at which an insurer can change rates in response to competition or increasing costs depends, in part, on the method by which the applicable state's rating laws are administered. There are three basic rate administration systems: (i) the insurer must file and obtain regulatory approval of the new rate before using it; (ii) the insurer may file the new rate and begin using the new rate during regulatory review; or (iii) the insurer may begin using the new rate and file it in a specified period of time for regulatory review. Under all three rating systems, the state insurance regulators have the authority to disapprove the rate subsequent to its filing. Thus, insurers who begin using new rates before the rates are approved may be required to issue premium refunds or credits to policyholders if the new rates are ultimately deemed excessive and disapproved by the applicable state insurance authorities. In some states there has historically been pressure to reduce premium rates for automobile and other personal insurance or to limit how often an insurer may request increases for such rates. To the best of our knowledge, we are in compliance with all such applicable rate regulations.

Guaranty Funds. Under state insurance guaranty fund laws, insurers doing business in a state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Maximum contributions required by law in any one year vary between 1% and 2% of annual premiums written in that state. In most states, guaranty fund assessments are recoverable either through future policy surcharges or offsets to state premium tax liabilities. To date, we have not received any material unrecoverable assessments.

Investment Regulation. Our insurance company subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limitations on the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. If a non-conforming asset is treated as a non-admitted asset, it would lower the affected subsidiary's surplus and thus, its ability to write additional premiums and pay dividends. To the best of our knowledge, our insurance company subsidiaries are in compliance with all such investment regulations.

Restrictions on Cancellation, Non-Renewal or Withdrawal. Many states have laws and regulations that limit an insurer's ability to exit a market. For example, certain states limit an automobile insurer's ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellations and non-renewals and that subject business withdrawals to prior approval requirements may restrict an insurer's ability to exit unprofitable markets. To the best of our knowledge, we are in compliance with all such laws and regulations.

Privacy Regulations. In 1999, the United States Congress enacted the Gramm-Leach-Bliley Act, which protects consumers from the unauthorized dissemination of certain nonpublic personal information. Subsequently, the majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance companies, and require us to maintain appropriate procedures for managing and protecting certain nonpublic personal information of our customers and to fully disclose our privacy practices to our customers. We may also be exposed to future privacy laws and regulations, which could

impose additional costs and impact our results of operations or financial condition. To the best of our knowledge, we are in compliance with all applicable privacy laws and regulations.

Licensing of Our Employee-Agents and Adjusters. All of our employees who sell, solicit or negotiate insurance are licensed, as required, by the state in which they work, for the applicable line or lines of insurance they offer. Our employee-agents generally must renew their licenses annually and adhere to minimum annual continuing education requirements. In certain states in which we operate, our insurance claims adjusters are also required to be licensed and are subject to annual continuing education requirements.

Unfair Claims Practices. Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices which could indicate a general business practice. Unfair claims practices include, but are not limited to:

- misrepresenting pertinent facts or insurance policy provisions relating to coverages at issue;
- failing to acknowledge and act reasonably promptly upon communications regarding claims arising under insurance policies;
- failing to affirm or deny coverage of claims in a reasonable time after proof of loss statements have been completed;
- attempting to settle claims for less than the amount to which a reasonable person would have believed such person was entitled;
- attempting to settle claims on the basis of an application that was altered without notice to, knowledge or consent of the insured;
- making known to insureds or claimants a policy of appealing from arbitration awards in favor of insureds or claimants for the purpose of compelling them to accept settlements or compromises less than the amount awarded in arbitration;
- delaying the investigation or payment of claims by requiring an insured, claimant or the physician of either to submit a preliminary claim report and then requiring the subsequent submission of formal proof of loss forms, both of which submissions contain substantially the same information;
- failing to settle claims promptly, where liability has become reasonably clear, under one portion of the insurance policy coverage in order to influence settlements under other portions of the insurance policy coverage; and
- not attempting in good faith to effectuate prompt, fair and equitable settlements of claims in which liability has become reasonably clear.

We set business conduct policies and conduct regular training to ensure that our employee-adjusters and other claims personnel are aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes. To the best of our knowledge, we have not engaged in any unfair claims practices.

Quarterly and Annual Financial Reporting. We are required to file quarterly and annual financial reports with states utilizing statutory accounting practices that are different from U.S. generally accepted accounting principles, which generally reflect our insurance company subsidiaries on a going concern basis. The statutory accounting practices used by state regulators, in keeping with the intent to assure policyholder protection, are generally based on a liquidation concept. For statutory financial information on our insurance company subsidiaries, see Note 18 to our consolidated financial statements included in this report.

Periodic Financial and Market Conduct Examinations. The state insurance departments that have jurisdiction over our insurance company subsidiaries conduct on-site visits and examinations of the insurers' affairs, especially as to their financial condition, ability to fulfill their obligations to policyholders, market conduct, claims practices and compliance with other laws and applicable regulations. Generally, these examinations are conducted every three to five years. If circumstances dictate, regulators are authorized to conduct special or target examinations of insurers, insurance agencies and insurance adjusting companies to address particular concerns or issues. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action on the part of the company that is the subject of the examination. All three insurance companies have been examined for financial condition through December 31, 2010 by their respective domiciliary states. In the past, FAIC has been examined for market conduct by the states of Illinois, Pennsylvania, Missouri and Ohio. The Illinois Department of Insurance is currently conducting a re-examination of FAIC as a follow-up to a market conduct examination

completed in 2010 and the Ohio Department of Insurance is near completion of a targeted market conduct examination.

Risk-Based Capital. In order to enhance the regulation of insurer solvency, the National Association of Insurance Commissioners, or "NAIC," has adopted a formula and model law to implement risk-based capital, or "RBC," requirements designed to assess the minimum amount of statutory capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. RBC is used to set capital requirements based on the size and degree of risk taken by the insurer and taking into account various risk factors such as asset risk, credit risk, underwriting risk, interest rate risk and other relevant business risks. The NAIC model law provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital decreases relative to its RBC, culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. This calculation is performed on a calendar year basis, and at December 31, 2012, each of our insurance companies all maintained an RBC level that was in excess of an amount that would require any corrective actions on their part.

RBC is a comprehensive financial analysis system affecting nearly all types of licensed insurers, including our insurance company subsidiaries. It is designed to evaluate the relative financial condition of the insurer by application of a weighting formula to the company's assets and its policyholder obligations. The key RBC calculation is to recast total surplus, after application of the RBC formula, in terms of an authorized control level RBC. The authorized control level RBC is a number determined under the RBC formula in accordance with certain RBC instructions. Once the authorized control level RBC is determined, it is contrasted against the company's total adjusted capital. A high multiple generally indicates stronger capitalization and financial strength, while a lower multiple reflects lesser capitalization and strength. Each state's statutes also create certain RBC multiples at which either the company or the regulator must take action. For example, there are four defined RBC levels that trigger different regulatory events. The minimum RBC level is called the company action level RBC and is generally defined as the product of 2.0 and the company's authorized control level RBC. Next is a regulatory action level RBC, which is defined as the product of 1.5 and the company's authorized control level RBC. Below the regulatory action level RBC is the authorized control level RBC. Finally, there is a mandatory control level RBC, which means the product of 0.70 and the company's authorized control level RBC.

As long as the company's total adjusted capital stays above the company action level RBC (i.e., at greater than 2.0 times the authorized control level RBC), regulators generally will not take any corrective action. However, if an insurance company's total adjusted capital falls below the company action level RBC, but remains above the regulatory action level RBC, the company is required to submit an RBC plan to the applicable state regulator(s) that identifies the conditions that contributed to the substandard RBC level and identifies a remediation plan to increase the company's total adjusted capital above 2.0 times its authorized control level RBC. If a company's total adjusted capital falls below its regulatory action level RBC but remains above its authorized control level RBC, then the regulator may require the insurer to submit an RBC plan, perform a financial examination or analysis on the company's assets and liabilities, and may issue an order specifying corrective action for the company to take to improve its RBC number. In the event an insurance company's total adjusted capital falls below its authorized control level RBC, the state regulator may require the insurer to submit an RBC plan or may place the insurer under regulatory supervision. If an insurance company's total adjusted capital were to fall below its mandatory control level RBC, the regulator is obligated to place the insurer under regulatory control, which could ultimately include, among other actions, administrative supervision, rehabilitation or liquidation.

At December 31, 2012, FAIC's total adjusted capital was 4.7 times its authorized control level RBC, requiring no corrective action on FAIC's part. Likewise, at December 31, 2012, FAIC-GA and FAIC-TN had total adjusted capital of 3.3 and 3.2, respectively, times their authorized control level RBC.

IRIS Ratios. The NAIC Insurance Regulatory Information System, or "IRIS," is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers' annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the defined range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of

the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound insurance companies to have several ratios with results outside the defined ranges.

At December 31, 2012, each of our three insurance company subsidiaries had IRIS ratios outside the defined ranges:

- Each company's two-year overall operating ratios was calculated at 108%, which was above the defined threshold of 100%.
- FAIC had an investment yield of 2.97% which was below the threshold of 3.00%. Excluding FAIC's investments in FAIC-GA and FAIC-TN, which did not pay any dividends in 2012, the calculated investment yield would have been 3.64%.
- FAIC-TN had a gross change in policyholders surplus of minus 23% which was below the defined threshold of minus 10%.
- The changes in adjusted policyholders surplus were minus 17%, 26% and 23% for FAIC, FAIC-GA and FAIC-TN, respectively, and were below the defined threshold of minus 10%. The change in adjusted policyholders surplus exclude amounts related to paid in surplus.

Employees

At December 31, 2012, we had approximately 1,100 employees. Our employees are not covered by any collective bargaining agreements.

Available Information

We file reports with the United States Securities and Exchange Commission ("SEC"), including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other reports from time to time. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer, and the SEC maintains an internet site at www.sec.gov that contains our reports, proxy and information statements, and other information filed electronically. The SEC website address is provided as an inactive textual reference only, and the information provided on the SEC website is not part of this report and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this report.

Internet Website

We maintain an internet website at the following address: www.acceptanceinsurance.com. The information on the Company's website is not incorporated by reference in this report. We make available on or through our website certain reports and amendments to those reports that we file with, or furnish to, the SEC in accordance with the Securities Exchange Act of 1934, as amended. These include our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K, and any amendments to these reports. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC.

Item 1A. Risk Factors

Investing in the Company involves risk. You should carefully consider the following risk factors, any of which could have a significant or material adverse effect on the Company. This information should be considered together with the other information contained in this report and in the other reports and materials filed by us with the SEC, as well as news releases and other information publicly disseminated by us from time to time.

Our business may be adversely affected by adverse economic conditions and other negative developments in the non-standard personal automobile insurance industry.

Substantially all of our gross premiums written are generated from sales of non-standard personal automobile insurance policies. As a result of our concentration in this line of business, negative developments in the economic, competitive or regulatory conditions affecting the non-standard personal automobile insurance industry and our customers could reduce our revenues, increase our expenses or otherwise have a material adverse effect on our results of operations and financial condition. Weak economic conditions and continued elevated unemployment levels and low consumer confidence in the United States have resulted, and could continue to result, in fewer customers purchasing and maintaining non-standard personal automobile insurance policies and certain customers reducing their insurance coverage, which adversely impacts our revenues and profitability. Developments affecting the non-standard personal automobile insurance industry and our customers could have a greater effect on us compared with more diversified insurers that also sell other types of automobile insurance products or write other additional lines of insurance.

Our results may fluctuate as a result of cyclical changes in the non-standard personal automobile insurance industry.

The non-standard personal automobile insurance industry is cyclical in nature. Likewise, adverse economic conditions impact our customers and many will choose to reduce their coverage or go uninsured during a weak economy. Employment rates, sales of used vehicles, consumer confidence and other factors affect our customers' purchasing habits. In the past, the industry has also been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. If new competitors enter the market, existing competitors may attempt to increase market share by lowering rates. Such conditions could lead to reduced prices, which would negatively impact our revenues and profitability. Given the cyclical nature of the industry and the economy, these conditions may negatively impact our revenues and profitability.

Due to our largely fixed cost structure, our profitability may decline if our sales volume declines significantly.

Our reliance on leased retail locations staffed by employee-agents results in a cost structure that has a high proportion of fixed costs as compared with other more traditional insurers. In times of increasing sales volume, our acquisition cost per policy decreases, improving our expense ratio, which we believe is one of the significant advantages of our business model. However, in times of declining sales volume, the opposite occurs. Decreases in our sales volume, without corresponding decreases in our costs, would adversely impact our results of operations and profitability.

Our loss and loss adjustment expenses may exceed our reserves, which would adversely impact our results of operations and financial condition.

We establish reserves for the estimated amount of claims under the terms of the insurance policies underwritten by our insurance company subsidiaries. The amount of the reserves is determined based on historical claims information, industry statistics and other factors. The establishment of appropriate reserves is an inherently uncertain process due to a number of factors, including the difficulty in predicting the frequency and severity of claims, the rate of inflation, changes in trends, ongoing interpretation of insurance policy provisions by courts, inconsistent decisions in lawsuits regarding coverage and broader theories of liability. Any changes in claims settlement practices can also lead to changes in loss payment patterns, which are used to estimate reserve levels. Our ability to accurately estimate our loss and loss adjustment expense reserves may be made more difficult by changes in our business, including entry into new markets, changes in sales practices, or changes in our customers' purchasing habits. If our reserves prove to be inadequate, we will be required to increase our loss reserves and the amount of any such increase would reduce our income in the period that the deficiency is recognized. The historic development of reserves for loss and loss adjustment expenses may not necessarily reflect future trends in the development of these amounts. Consequently, our actual losses could materially exceed our loss reserves, which would have a material adverse effect on our results of operations and financial condition.

Extra-contractual losses arising from bad faith claims could materially reduce our profitability.

In Florida and other states where we have substantial operations, the judicial climate, case law or statutory framework are often viewed as unfavorable toward an insurer in litigation brought against it by policyholders and third-party claimants. This tends to increase our exposure to extra-contractual losses, or monetary damages beyond policy limits, in what are known as "bad faith" claims, for which reinsurance may be unavailable. Such claims may result in losses which could have a material adverse effect on our results of operations and financial condition. See "Legal Proceedings" in Item 3 of this report and Note 16 to our consolidated financial statements for further information concerning any recent matters.

Our investment portfolio may suffer reduced returns or other-than-temporary impairment losses, which could reduce our profitability.

Our results of operations depend, in part, on the performance of our investment portfolio. At December 31, 2012, substantially all of our investment portfolio was primarily invested either directly or indirectly in marketable, investment-grade debt securities, and included U.S. government securities, municipal bonds, corporate bonds and collateralized mortgage obligations. Recent declines in interest rates have reduced the available returns on the reinvestment of securities in the portfolio as they mature or are redeemed. However, as rates decline, the fair value of debt securities increases. Unrealized gains and losses on debt securities are recognized in other comprehensive income (loss) and increase or decrease our stockholders' equity. At December 31, 2012, the fair value of our investment portfolio exceeded the amortized cost by $8.7 million. An increase in interest rates could reduce the fair value of our investments in debt securities. At December 31, 2012, the impact of an immediate 100 basis point increase in market interest rates on our fixed maturities and cash equivalents portfolio would have resulted in an estimated decrease in fair value of 4.0%, or approximately $5.3 million. Defaults by third parties who fail to pay or perform obligations could reduce our investment income and could also result in investment losses to our portfolio. See "Critical Accounting Estimates – Investments" in Item 7 of this report and Note 3 to our consolidated financial statements regarding determination of other-than-temporary impairment losses on investment securities.

Our business may be adversely affected by negative developments in the states in which we operate.

We currently operate in 12 states located primarily in the Southeastern and Midwestern United States. For the year ended December 31, 2012, approximately 68% of our premiums earned were generated from insurance policies written in five states. Our revenues and profitability are affected by prevailing economic, demographic, regulatory, competitive and other conditions in the states in which we operate. Changes in any of these conditions could make it more costly or difficult for us to conduct business. Adverse regulatory developments, which could include reductions in the maximum rates permitted to be charged, restrictions on rate increases, fundamental changes to the design or implementation of the automobile insurance regulatory framework, or economic conditions that result in fewer customers purchasing or maintaining insurance (or purchasing or maintaining reduced coverages), could reduce our revenues, increase our expenses or otherwise have a material adverse effect on our results of operations and financial condition. These developments could have a greater effect on us, as compared with more diversified insurers that also sell other types of automobile insurance products, write other additional lines of insurance coverages or whose premiums are not concentrated in a single line of insurance.

Our business is highly competitive, which may make it difficult for us to market our core products effectively and profitably.

The non-standard personal automobile insurance business is highly competitive. We believe that our primary insurance company competition comes not only from national insurance companies or their subsidiaries, but also from non-standard insurers and independent agents that operate in a specific region or single state in which we also operate. We believe that our significant competitors are the Affirmative, Berkshire Hathaway (which includes GEICO), Bristol West, Direct General, Infinity, Permanent General, Progressive and Safe Auto insurance groups. Some of our competitors have substantially greater financial and other resources than us, and they may offer a broader range of products or competing products at lower prices, and may offer products through multiple distribution channels. Our revenues, profitability and financial condition could be materially adversely affected if we are required to decrease or are unable to increase prices to stay competitive, or if we do not successfully retain our current customers and attract new customers.

In addition, innovation by competitors or other market participants may increase the level of competition in the industry. This can include product, pricing, or marketing innovations, new or improved services, technology advances, or new modes of doing business that enhance the customer's ability to shop and compare prices from multiple companies, among other initiatives. Our ability to react to such advances and navigate the new competitive environment is important to our success.

Our ability to attract, develop, and retain talented employees, managers, and executives, and to maintain appropriate staffing levels, is critical to our success.

Our success depends on our ability to attract, develop, and retain talented employees, including executives, other key managers and employee-agents. Our loss of certain key employees, or the failure to attract and develop talented new executives and managers, could have a materially adverse effect on our business. In addition, we must forecast volume and other factors in changing business environments with reasonable accuracy and adjust our hiring and training programs and employment levels accordingly. Our failure to recognize the need for such adjustments, or our failure or inability to react appropriately on a timely basis, could lead either to over-staffing (which would adversely affect our cost structure) or under-staffing (impairing our ability to service our business) in one or more locations. In either such event, our financial results, customer relationships, and brand could be materially adversely affected.

Pricing, claim and coverage issues and class action litigation are continually emerging in the automobile insurance industry, and these issues could adversely impact our revenues, profitability, or our methods of doing business.

As automobile insurance industry practices and regulatory, judicial and consumer conditions change, litigation and unexpected and unintended issues related to claims, coverages and business practices may emerge. These issues can have an adverse effect on our business by subjecting us to liability, changing the way we price and market our products, extending coverage beyond our underwriting intent, requiring us to obtain additional licenses or increasing the size of claims. Examples of some issues include:

- concerns over the use of an applicant's credit score or zip code as a factor in making risk selections and pricing decisions;
- plaintiffs targeting automobile insurers in purported class action litigation relating to sales and marketing practices and claims-handling practices, such as total loss evaluation methodology, the use of aftermarket (non-original equipment manufacturer) parts and the alleged diminution in value to insureds' vehicles involved in accidents; and
- consumer groups lobbying state legislatures to regulate and require separate licenses for individuals and companies engaged in the sale of ancillary products or services.

The effects of these and other unforeseen emerging issues could subject us to liability or negatively affect our revenues, profitability, or our methods of doing business.

Our business may be adversely affected if we do not underwrite risks accurately and charge adequate rates to policyholders.

Our financial condition, cash flows, and results of operations depend on our ability to underwrite and set rates accurately for a full spectrum of risks. The role of the pricing function is to ensure that rates are adequate to generate sufficient premium to pay losses, loss adjustment expenses, and underwriting expenses, and to earn a profit. Pricing involves the acquisition and analysis of historical accident and loss data, and the projection of future accident trends, loss costs and expenses, and inflation trends, among other factors, for each of our products and in many different markets. As a result, our ability to price accurately is subject to a number of risks and uncertainties, including, without limitation:

- the availability of sufficient reliable data;
- uncertainties inherent in estimates and assumptions, generally;
- our ability to conduct a complete and accurate analysis of available data;
- our ability to timely recognize changes in trends and to predict both the severity and frequency of future losses with reasonable accuracy;
- our ability to predict changes in certain operating expenses with reasonable accuracy;
- the development, selection, and application of appropriate rating formulae or other pricing methodologies;

- our ability to innovate with new pricing strategies, and the success of those innovations;
- our ability to implement rate changes and obtain any required regulatory approvals on a timely basis;
- our ability to predict policyholder retention accurately;
- unanticipated court decisions, legislation, or regulatory action;
- the occurrence and severity of catastrophic events, such as hurricanes, hail storms, other severe weather, and terrorist events;
- our understanding of the impact of ongoing changes in our claim settlement practices; and
- changing driving patterns.

The realization of one or more of such risks may result in our pricing being based on inadequate or inaccurate data or inappropriate analyses, assumptions, or methodologies, and may cause us to estimate incorrectly future changes in the frequency or severity of claims. As a result, we could underprice risks, which would negatively affect our underwriting profit margins, or we could overprice risks, which could reduce our volume and competitiveness. In either event, our operating results, financial condition, and cash flows could be materially adversely affected. In addition, underpricing insurance policies over time could erode the surplus of one or more of our insurance subsidiaries, constraining our ability to write new business.

In December 2011, we completed the process of implementing new scored pricing programs. We believe these new scored pricing programs provide us with greater pricing segmentation and improve our pricing relative to the risk we are insuring. Approximately 74% of our current PIF have been underwritten using these new scored pricing programs. As noted above, the success of our new scored pricing program will depend on our ability to properly design and accurately set rates in each of the states in which we currently operate.

Our results are dependent on our ability to adjust claims accurately.

We must accurately evaluate and pay claims that are made under our insurance policies. Many factors can affect our ability to pay claims accurately, including the training, experience, and skill of our claims representatives, the extent of and our ability to recognize fraudulent or inflated claims, the effectiveness of our management, and our ability to develop or select and implement appropriate procedures, technologies, and systems to support our claims functions. Our failure to pay claims fairly, accurately, and in a timely manner, or to deploy claims resources appropriately, could result in unanticipated costs to us, lead to material litigation, undermine customer goodwill and our reputation in the marketplace, and impair our brand image and, as a result, materially adversely affect our competitiveness, financial results, prospects, and liquidity.

Our insurance company subsidiaries are subject to regulatory restrictions on paying dividends to our holding company.

Our holding company may rely, in part, on receiving dividends from the insurance company subsidiaries to pay its obligations. State insurance laws limit the ability of our insurance company subsidiaries to pay dividends and require our insurance company subsidiaries to maintain specified minimum levels of statutory capital and surplus. These restrictions affect the ability of our insurance company subsidiaries to pay dividends to our holding company and may require our subsidiaries to obtain the prior approval of regulatory authorities, which could slow the timing of such payments or reduce the amount that can be paid. The limits on the amount of dividends that can be paid by our insurance company subsidiaries may affect the ability of our holding company to pay its obligations. The dividend-paying ability of the insurance company subsidiaries is discussed in Note 18 to our consolidated financial statements.

Our ability to use net operating loss carryforwards to reduce tax payments may be limited by applicable law.

Based on our calculations and in accordance with the rules stated in the Internal Revenue Code of 1986, as amended (the "Code"), we do not believe that any "ownership change," as defined in Section 382 of the Code, has occurred with respect to our historical or current period net operating losses ("NOLs") and accordingly we believe that there are no annual limitations under Section 382 of the Code on our ability to use NOLs to reduce our taxable income. However, if such a change did occur, there would be no impact on the consolidated financial statements due to the current full valuation allowance on deferred tax assets. Additionally, we do not believe that the April 2004 acquisition of USAuto Holdings, Inc. ("USAuto") was for the principal purpose of avoiding federal income taxes (i.e. avoidance through the use of NOLs) as defined in Section 269 of the Code. We did not obtain, and do not plan to obtain, an Internal Revenue Service ("IRS") ruling or opinion of counsel regarding these conclusions. All NOLs

that were subject to these code sections as a result of the acquisition of USAuto have now expired. However, related NOLs of $14.7 million were utilized in years still subject to examination by federal tax authorities.

Regardless of whether an ownership change occurs, the carryforward period for NOLs is 20 years from the year in which the losses giving rise to the NOLs were incurred. The most recent losses that gave rise to our current NOLs were incurred in 2012 and will expire in 2032. If the carryforward period for any NOL were to expire before that NOL had been fully utilized, the use of the unutilized portion of that NOL would be permanently prohibited. Our use of new NOLs arising after the date of an ownership change would not be affected by the Section 382 limitation, unless there was an additional ownership change after those new NOLs arose.

It is impossible for us to state that an ownership change will not occur in the future. Limitations imposed by Code Section 382 may limit our ability to issue additional stock to raise capital or acquire businesses. We may decide in the future that it is necessary or in our interest to take certain actions that could result in an ownership change.

Our insurance company subsidiaries are subject to statutory capital and surplus requirements and other standards, and their failure to meet these requirements or standards could subject them to regulatory actions.

Our insurance company subsidiaries are subject to RBC standards and other minimum statutory capital and surplus requirements imposed under the laws of their respective states of domicile. The RBC standards, which are based upon the RBC Model Act adopted by the NAIC, require our insurance company subsidiaries to annually report their results of RBC calculations to the state departments of insurance and the NAIC.

Failure to meet applicable RBC requirements or minimum statutory capital and surplus requirements could subject our insurance company subsidiaries to further examination or corrective action imposed by state regulators, including limitations on their writing of additional business, state supervision or even liquidation. Any changes in existing RBC standards or minimum statutory capital and surplus requirements may require our insurance company subsidiaries to increase their statutory capital and surplus levels, which they may be unable to do. This calculation is performed on a calendar year basis, and at December 31, 2012, our insurance company subsidiaries maintained RBC levels in excess of an amount that would require any corrective actions on their part.

State regulators also screen and analyze the financial condition of insurance companies using the NAIC IRIS system. As part of IRIS, the NAIC database generates key financial ratio results obtained from an insurer's annual statutory statements. A ratio result falling outside the defined range of IRIS ratios may result in further examination by a state regulator to determine if corrective action is necessary. At December 31, 2012, each of our three insurance company subsidiaries had IRIS ratios outside the defined ranges. We cannot assure you that regulatory authorities will not conduct any such examination of the financial condition of our insurance company subsidiaries, or of the outcome of any such investigation. See "Business – Regulatory Environment" in Item 1 of this report.

We rely on our information technology and communication systems, and the failure of these systems could materially adversely affect our business.

Our business is highly dependent on the proprietary integrated technology systems that enable timely and efficient communication and data sharing among the various segments of our integrated operations. These systems are used in all our operations, including quotation, policy issuance, customer service, underwriting, claims, accounting, and communications. We have a technical staff that develops, maintains and supports all elements of our technology infrastructure. However, disruption of power systems or communication systems or any failure of our systems could result in deterioration in our ability to respond to customers' requests, write and service new business, and process claims in a timely manner. We believe we have appropriate types and levels of insurance to protect our real property, systems, and other assets. However, insurance does not provide full reimbursement for all losses, both direct and indirect, that may result from an event affecting our information technology and communication systems.

Severe weather conditions and other catastrophes may result in an increase in the number and amount of claims filed against us.

Our business is exposed to the risk of severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events, such as severe winter weather, hurricanes, tornados, windstorms, earthquakes, hailstorms, thunderstorms and fires, and other events, such as explosions, terrorist attacks and riots. The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable.

Severe weather conditions generally result in more automobile accidents and damage, leading to an increase in the number of claims filed and/or the amount of compensation sought by claimants.

A single stockholder has significant control over us, and his interests may differ from yours.

A single stockholder, Gerald J. Ford, our former Chairman of the Board and father of our current Chairman, controls approximately 58% of our outstanding common stock. Mr. Ford has the power to control the election and removal of our directors. Mr. Ford would also have significant control over other matters requiring stockholder approval, including the approval of major corporate transactions and proposed amendments to our certificate of incorporation. This concentration of ownership may delay or prevent a change in control of the Company, as well as frustrate attempts to replace or remove current management, even when a change may be in the best interests of our other stockholders. Furthermore, the interests of Mr. Ford may not always coincide with the interests of the Company or other stockholders.

We may have difficulties in managing any expansion through new markets, products or distribution methods.

Our future growth plans may include expanding into new states or introducing additional insurance products or distribution methods. In order to grow our business successfully, we must apply for and maintain necessary licenses, properly design and price our products and identify, hire and train new employees. Our expansion would also place significant demands on our existing management, operations, systems, accounting, internal controls and financial resources. Any failure by us to manage growth and to respond to changes in our business could have a material adverse effect on our business, financial condition and results of operations.

We and our subsidiaries are subject to comprehensive regulation and supervision that may restrict our ability to earn profits.

We and our subsidiaries are subject to comprehensive regulation and supervision by the insurance departments in the states where our subsidiaries are domiciled and where our subsidiaries sell insurance and ancillary products, issue policies and handle claims. Certain regulatory restrictions and prior approval requirements may affect our subsidiaries' ability to operate, change their operations or obtain necessary rate adjustments in a timely manner or may increase our costs and reduce profitability.

Among other things, regulation and supervision of us and our subsidiaries extends to:

Required Licensing. We and our subsidiaries operate under licenses issued by various state insurance authorities. These licenses govern, among other things, the types of insurance coverages, agency and claims services and motor club products that we and our subsidiaries may offer consumers in the particular state. If a regulatory authority denies or delays granting any such license, our ability to enter new markets or offer new products could be substantially impaired.

Transactions Between Insurance Companies and Their Affiliates. Our insurance company subsidiaries are organized and domiciled under the insurance statutes of Texas, Georgia and Tennessee. The insurance laws in these states provide that all transactions among members of an insurance holding company system must be done at arm's length and shown to be fair and reasonable to the regulated insurer. Transactions between our insurance company subsidiaries and other subsidiaries generally must be disclosed to the state regulators, and prior approval of the applicable regulator generally is required before any material or extraordinary transaction may be consummated. State regulators may refuse to approve or delay approval of such a transaction, which may impact our ability to innovate or operate efficiently.

Regulation of Rates and Policy Forms. The insurance laws of most states in which our insurance company subsidiaries operate require insurance companies to file premium rate schedules and policy forms for review and approval. State insurance regulators have broad discretion in judging whether our rates are adequate, not excessive and not unfairly discriminatory. The speed at which we can change our rates in response to market conditions or increasing costs depends, in part, on the method by which the applicable state's rating laws are administered. Generally, state insurance regulators have the authority to disapprove our requested rates. If as permitted in some states, we begin using new rates before they are approved, we may be required to issue premium refunds or credits to our policyholders if the new rates are ultimately disapproved by the applicable state regulator. In some states, there has been pressure in past years to reduce premium rates for automobile and other personal insurance or to limit

how often an insurer may request increases for such rates. In states where such pressure is applied, our ability to respond to market developments or increased costs in that state may be adversely affected.

Investment Restrictions. Our insurance company subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and that limit the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. If a non-conforming asset is treated as a non-admitted asset, it would lower the affected subsidiary's surplus and thus, its ability to write additional premiums and pay dividends.

Restrictions on Cancellation, Non-Renewal or Withdrawal. Many states have laws and regulations that limit an insurer's ability to exit a market. For example, certain states limit an automobile insurer's ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. These laws and regulations that limit cancellations and non-renewals and that subject business withdrawals to prior approval restrictions could limit our ability to exit unprofitable markets or discontinue unprofitable products in the future.

Our success depends partly on our ability to efficiently manage complexity in our business operations.

The fast pace of change and innovation in our business, combined with ongoing technological, regulatory, and other developments, results in significant levels of complexity in our products and in the systems and processes we use to run our business. The complexity may create a barrier to implementing certain new ideas, and may lead to the increased possibility of error in executing our business strategies, as well as difficult management decisions regarding the allocation of available resources (such as information technology resources) for multiple potential initiatives or projects. Our inability to manage this complexity effectively, to bring new ideas to market, to allocate and prioritize appropriately our resources, or to prevent errors could result in substantially increased costs, liability to third parties, regulatory investigations and sanctions, poor customer experiences, and damage to our brand.

Provisions in our certificate of incorporation and bylaws may prevent a takeover or a change in management that you may deem favorable.

Our certificate of incorporation and bylaws contain the following provisions that could prevent or inhibit a third party from acquiring us:

- the requirement that only stockholders owning at least one-third of the outstanding shares of our common stock may call a special stockholders' meeting; and
- the requirement that stockholders owning at least two-thirds of the outstanding shares of our common stock must approve any amendment to our certificate of incorporation provisions concerning the ability to call special stockholders' meetings.

Under our certificate of incorporation, we may issue shares of preferred stock on terms that are unfavorable to the holders of our common stock. The issuance of shares of preferred stock could also prevent or inhibit a third party from acquiring us. The existence of these provisions could depress the price of our common stock, could delay or prevent a takeover attempt or could prevent attempts to replace or remove incumbent management.

We may write-off intangible assets.

As a result of purchase accounting for our business combination transactions, our consolidated balance sheet at December 31, 2012 contained intangible assets designated as other identifiable intangible assets totaling $4.8 million. On an ongoing basis, we evaluate whether facts and circumstances indicate any impairment of value of intangible assets. As circumstances change, we cannot assure you that the value of these intangible assets will be realized by us. If we determine that a material impairment has occurred, we will be required to write-off the impaired portion of intangible assets, which could have a material adverse effect on our results of operations in the period in which the write-off occurs.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We lease office space in Nashville, Tennessee for our corporate offices, claims, customer service and data center (approximately 53,000 square feet). We also lease office space for our regional claims offices in Chicago, Illinois and Tampa, Florida and for our regional customer service center in Chicago, Illinois. Our retail locations are all leased and typically are located in storefronts in retail shopping centers, and each location typically contains less than 1,000 square feet of space. See Note 8 to our consolidated financial statements for further information about our leases.

Item 3. Legal Proceedings

We and our subsidiaries are named from time to time as defendants in various legal actions that are incidental to our business, including those which arise out of or are related to the handling of claims made in connection with our insurance policies and claims handling. The plaintiffs in some of these lawsuits have alleged bad faith or extra-contractual damages, and some have sought punitive damages or class action status. We believe that the resolution of these legal actions will not have a material adverse effect on our financial condition or results of operations. However, the ultimate outcome of these matters is uncertain.

In the interest of judicial economy, in March 2012, we settled a lawsuit against our insured in which the plaintiffs sought extra-contractual damages against one of our insurance company subsidiaries. We have not accrued any amount at December 31, 2012 for possible recoveries that may offset the costs and expenses relating to the litigation settlement. Any such recoveries will be recorded in our operating results during the periods in which the recoveries are probable.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is currently listed on the New York Stock Exchange under the symbol "FAC." The following table sets forth quarterly high and low sales prices for our common stock for the periods indicated. All price quotations represent prices between dealers, without accounting for retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

	Price Range	
	High	Low
Year Ended June 30, 2011		
First Quarter	$ 1.87	$ 1.57
Second Quarter	1.95	1.60
Third Quarter	2.00	1.63
Fourth Quarter	2.05	1.62
For the Transition Period from July 1, 2011 to December 31, 2011		
First Quarter	$ 1.85	$ 1.10
Second Quarter	1.47	1.00
Year Ended December 31, 2012		
First Quarter	$ 1.49	$ 1.13
Second Quarter	1.61	1.14
Third Quarter	1.31	1.05
Fourth Quarter	1.33	1.01

The closing price of our common stock on February 25, 2013 was $1.19.

Holders

According to the records of our transfer agent, there were approximately 423 holders of record of our common stock on February 25, 2013, including record holders such as banks and brokerage firms who hold shares for beneficial holders, and 40,953,209 shares of our common stock were outstanding.

Dividends

We paid no dividends during the two most recent years. We do not anticipate paying cash dividends in the future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

Unregistered Sales of Equity Securities and Use of Proceeds

The following table provides information regarding repurchases by us of our common stock during the periods indicated. We repurchased 836 shares from employees during the three months ended December 31, 2012 to cover payroll withholding taxes in connection with the vesting of restricted common stock.

Period Beginning	Period Ending	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2012	October 31, 2012	--	--	--	--
November 1, 2012	November 30, 2012	836	$ 1.20	--	--
December 1, 2012	December 31, 2012	--	--	--	--
Total		836	$ 1.20	--	--

Item 6. Selected Financial Data

The following tables provide selected historical consolidated financial and operating data of the Company at the dates and for the periods indicated. In conjunction with the data provided in the following tables and in order to more fully understand our historical consolidated financial and operating data, you should also read our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included in this report. As previously announced, on November 15, 2011, our Board of Directors approved a change in fiscal year end from June 30 to December 31, effective December 31, 2011. As a result of this change, this Annual Report on Form 10-K includes financial information for the six-month transition period from July 1, 2011 to December 31, 2011 (the "Transition Period") and the year ended December 31, 2012. The comparative financial information provided for the six months ended December 31, 2010 and the year ended December 31, 2011 is unaudited and includes all normal recurring adjustments necessary for a fair statement of the results for the respective period. Subsequent to the transition report on Form 10-K, our reports on Form 10-K will cover the calendar year from January 1 to December 31, with historical periods remaining unchanged. We derived our selected historical consolidated financial data at December 31, 2012 and 2011 and for the year ended December 31, 2012, the six months ended December 31, 2011 and each of the two years in the period ended June 30, 2011 from our consolidated financial statements included in this report. We derived our selected historical consolidated financial data at June 30, 2011, 2010, 2009 and 2008 and for the years ended June 30, 2009 and 2008 from our consolidated financial statements which are not included in this report. The results for past periods are not necessarily indicative of the results to be expected for any future period.

	Year Ended December 31,		Six Months Ended December 31,		Year Ended June 30,			
	2012	2011	2011	2010	2011	2010	2009	2008
Statement of Operations Data:			(in thousands, except per share data)					
Revenues:								
Premiums earned	$ 185,644	$ 167,224	$ 80,637	$ 86,454	$ 173,041	$ 187,046	$ 224,113	$ 285,914
Commission and fee income	32,574	29,911	14,769	14,341	29,483	28,852	31,759	36,479
Investment income	6,599	8,064	3,930	4,261	8,395	7,958	9,504	11,250
Net realized gains (losses) on investments, available-for-sale	3,242	(161)	(232)	(256)	(185)	(683)	89	(1,244)
	228,059	205,038	99,104	104,800	210,734	223,173	265,465	332,399
Costs and expenses:								
Losses and loss adjustment expenses	148,223	129,525	65,753	65,395	129,167	126,995	149,277	219,943
Insurance operating expenses	82,127	79,075	38,154	36,901	77,822	79,833	87,124	98,433
Other operating expenses	922	1,185	494	678	1,369	2,233	1,307	2,415
Litigation settlement [1]	--	(4)	--	(5)	(9)	(361)	1,570	7,468
Stock-based compensation	604	804	171	365	998	1,048	2,053	1,507
Depreciation and amortization	2,203	1,415	751	941	1,605	2,013	1,910	1,679
Interest expense	3,025	3,928	1,980	1,982	3,930	3,931	4,138	4,977
Goodwill and intangible assets impairment	--	73,524	21,090	--	52,434	--	67,990	--
	237,104	289,452	128,393	106,257	267,316	215,692	315,369	336,422
Income (loss) before income taxes	(9,045)	(84,414)	(29,289)	(1,457)	(56,582)	7,481	(49,904)	(4,023)
Provision (benefit) for income taxes [2]	(5)	105	148	241	198	441	18,396	13,822
Net income (loss)	$ (9,040)	$ (84,519)	$ (29,437)	$ (1,698)	$ (56,780)	$ 7,040	$ (68,300)	$ (17,845)
Per Share Data:								
Net income (loss) per share:								
Basic	$ (0.22)	$ (1.76)	$ (0.62)	$ (0.04)	$ (1.18)	$ 0.15	$ (1.43)	$ (0.37)
Diluted	$ (0.22)	$ (1.76)	$ (0.62)	$ (0.04)	$ (1.18)	$ 0.15	$ (1.43)	$ (0.37)
Number of shares used to calculate net income (loss) per share:								
Basic	40,861	47,979	47,707	48,087	48,171	47,961	47,664	47,628
Diluted	40,861	47,979	47,707	48,087	48,171	48,418	47,664	47,628

	December 31,		June 30,			
	2012	2011	2011	2010	2009	2008
Balance Sheet Data:						
Cash, cash equivalents and total investments	$ 198,150	$ 196,576	$ 216,120	$ 222,734	$ 217,512	$ 228,216
Total assets	262,303	256,233	295,255	355,263	357,837	472,072
Loss and loss adjustment expense reserves	79,260	69,436	68,424	73,198	83,973	101,407
Notes and debentures payable	40,261	40,221	40,201	40,161	40,121	43,995
Total liabilities	189,510	173,504	173,027	178,073	197,981	246,613
Total stockholders' equity	72,793	82,729	122,228	177,190	159,856	225,459
Book value per common share	$ 1.78	$ 2.02	$ 2.52	$ 3.65	$ 3.31	$ 4.69

(1) At December 31, 2008, the Company established an accrual of $5.2 million for premium credits available to class members associated with litigation settlements entered into during the year ended June 30, 2009 related to litigation brought against the Company in Alabama and Georgia with respect to its sales practices, primarily the sale of ancillary motor club memberships sold in those states. Pursuant to the terms of the settlements, eligible class members were entitled to certain premium credits towards a future automobile insurance policy with the Company or a reimbursement certificate for future rental or towing expenses. During the years ended June 30, 2009, 2010 and 2011, premium credits totaling $4.0 million were utilized, while $1.2 million were forfeited. The Company did not incur any significant costs associated with the reimbursement certificates. Based on the terms of the settlements, management does not expect any further activity associated with this litigation. The Company received $2.95 million in July 2009 from its insurance carrier regarding coverage for the costs and expenses incurred by the Company relating to the settlement of the Alabama and Georgia litigation. The insurance recovery was accrued during the year ended June 30, 2009 and is included within the litigation settlement expenses line item.

(2) The year ended June 30, 2009 includes an increase in the tax provision of $15.3 million related to the goodwill impairment charge of $68.0 million, and a tax benefit of $5.1 million related to the utilization of federal net operating loss ("NOL") carryforwards that were previously reserved for through a valuation allowance. The provision for income taxes for the year ended June 30, 2008 includes a charge of $11.4 million related to the expiration of certain federal NOL carryforwards as well as an increase in the valuation allowance of $3.6 million for the deferred tax asset for certain federal NOL carryforwards resulting in a charge totaling $15.0 million.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes included in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly under the caption "Item 1A. Risk Factors."

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements made in this report, other than statements of historical fact, are forward-looking statements. You can identify these statements from our use of the words "may," "should," "could," "potential," "continue," "plan," "forecast," "estimate," "project," "believe," "intent," "anticipate," "expect," "target," "is likely," "will," or the negative of these terms and similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, among other things statements and assumptions relating to:

- our future growth, income (loss), income (loss) per share and other financial performance measures;
- the anticipated effects on our results of operations or financial condition from recent and expected developments or events;
- the financial condition of, and other issues relating to the strength of and liquidity available to, issuers of securities held in our investment portfolio;
- the accuracy and adequacy of our loss reserving methodologies; and
- our business and growth strategies.

We believe that our expectations are based on reasonable assumptions. However, these forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in "Risk Factors" in Item 1A, as well as other sections, of this report.

You should not place undue reliance on any forward-looking statements. These statements speak only as of the date of this report. Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this report, whether as a result of new information, future events, changed circumstances or any other reason after the date of this report.

General

We are principally a retailer, servicer and underwriter of non-standard personal automobile insurance. We also own two tracts of land in San Antonio, Texas that are held for sale. Non-standard personal automobile insurance is made available to individuals who are categorized as "non-standard" because of their inability or unwillingness to obtain standard insurance coverage due to various factors, including payment history, payment preference, failure in the past to maintain continuous insurance coverage, driving record and/or vehicle type.

At February 26, 2013, we leased and operated 368 retail locations (or "stores") staffed by employee-agents who primarily sell non-standard personal automobile insurance products underwritten by us as well as certain commissionable ancillary products. In most states, our employee-agents also sell a complementary tenant homeowner insurance product underwritten by us. At February 26, 2013, we wrote non-standard personal automobile insurance in 12 states and were licensed in 13 additional states.

The following table shows the number of our retail locations. Retail location counts are based upon the date that a location commenced or ceased writing business.

	Year Ended December 31,		Six Months Ended December 31,	
	2012	2011	2011	2010
Retail locations – beginning of period......	382	393	385	394
Opened....................................	--	--	--	1
Closed.....................................	(13)	(11)	(3)	(2)
Retail locations – end of period.............	369	382	382	393

The following table shows the number of our retail locations by state.

	December 31,			June 30,	
	2012	2011	2010	2011	2010
Alabama..............................	24	24	25	24	25
Florida................................	30	30	31	31	31
Georgia...............................	60	60	60	60	60
Illinois................................	63	67	73	68	74
Indiana................................	17	17	17	17	17
Mississippi...........................	7	8	8	8	8
Missouri..............................	11	12	12	12	12
Ohio...................................	27	27	27	27	27
Pennsylvania........................	16	16	16	16	16
South Carolina.....................	26	26	26	26	26
Tennessee............................	19	20	20	20	19
Texas..................................	69	75	78	76	79
Total...............................	369	382	393	385	394

Change in Fiscal Year

As previously announced, on November 15, 2011, our Board of Directors approved a change in fiscal year end from June 30 to December 31, effective December 31, 2011. Unless otherwise noted, all references to "years" or "fiscal" refer to the twelve-month fiscal year, which prior to July 1, 2011 ended on June 30, and beginning with December 31, 2012 ends on December 31 of each year. The comparative financial information provided for the six months ended December 31, 2010 and the year ended December 31, 2011 is unaudited and includes all normal recurring adjustments necessary for a fair statement of the results for the respective period.

Consolidated Results of Operations

Overview

Our primary focus is the selling, servicing and underwriting of non-standard personal automobile insurance. Our real estate and corporate segment consists of activities related to the disposition of real estate held for sale, interest expense associated with debt, and other general corporate overhead expenses.

The following table presents selected financial data for our insurance operations and real estate and corporate segments (in thousands).

	Year Ended December 31,		Six Months Ended December 31,	
	2012	2011	2011	2010
Revenues:				
Insurance	$ 227,966	$ 204,916	$ 99,039	$ 104,740
Real estate and corporate	93	122	65	60
Consolidated total	$ 228,059	$ 205,038	$ 99,104	$ 104,800
Income (loss) before income taxes:				
Insurance	$ (4,588)	$ (78,623)	$ (26,711)	$ 1,505
Real estate and corporate	(4,457)	(5,791)	(2,578)	(2,962)
Consolidated total	$ (9,045)	$ (84,414)	$ (29,289)	$ (1,457)

Our insurance operations generate revenues primarily from selling, servicing and underwriting non-standard personal automobile insurance policies and related products in 12 states. We conduct our underwriting operations through three insurance company subsidiaries: First Acceptance Insurance Company, Inc., First Acceptance Insurance Company of Georgia, Inc. and First Acceptance Insurance Company of Tennessee, Inc. Our insurance revenues are primarily generated from:

- premiums earned, including policy and renewal fees, from sales of policies written and assumed by our insurance company subsidiaries;
- commission and fee income, including installment billing fees on policies written, agency fees and commissions and fees for other ancillary products and services; and
- investment income earned on the invested assets of the insurance company subsidiaries.

The following table presents gross premiums earned by state (in thousands). Driven by improvements in sales execution, a higher percentage of full coverage policies sold and rate increases taken in most states, net premiums earned for the year ended December 31, 2012 increased 11.0% compared with the same period in the prior year.

	Year Ended December 31,		Six Months Ended December 31,	
	2012	2011	2011	2010
Premiums earned:				
Georgia	$ 38,500	$ 36,002	$ 17,283	$ 18,947
Florida	26,744	19,667	9,771	9,466
Texas	22,481	21,912	10,269	11,618
Illinois	21,896	21,784	10,456	11,588
Alabama	17,157	16,185	7,831	8,518
Ohio	15,788	13,752	6,731	6,496
South Carolina	12,637	9,811	4,860	4,852
Tennessee	11,819	10,415	5,086	5,298
Pennsylvania	8,301	8,409	3,954	4,730
Indiana	4,703	4,382	2,103	2,268
Missouri	3,172	2,630	1,231	1,425
Mississippi	2,638	2,456	1,150	1,325
Total gross premiums earned	185,836	167,405	80,725	86,531
Premiums ceded	(192)	(181)	(88)	(77)
Total net premiums earned	$ 185,644	$ 167,224	$ 80,637	$ 86,454

The following table presents the change in the total number of policies in force ("PIF") for the insurance operations. PIF increase as a result of new policies issued and decrease as a result of policies that are canceled or expire and are not renewed. At December 31, 2012, PIF was 2.9% higher than at the same date in the prior year.

	Year Ended December 31,		Six Months Ended December 31,	
	2012	2011	2011	2010
Policies in force – beginning of period	141,862	144,582	144,410	154,655
Net increase (decrease) during period	4,076	(2,720)	(2,548)	(10,073)
Policies in force – end of period	145,938	141,862	141,862	144,582

The following tables present total PIF for the insurance operations segregated by policies that were sold through our open and closed retail locations as well as our independent agents, call center and website. For our retail locations, PIF are further segregated by (i) new and renewal and (ii) liability-only or full coverage. New policies are defined as those policies issued to both first-time customers and customers who have reinstated a lapsed or cancelled policy. Renewal policies are those policies which renewed after completing their full uninterrupted policy term. Liability-only policies are defined as those policies including only bodily injury (or no-fault) and property damage coverages, which are the required coverages in most states. For comparative purposes, the PIF data with respect to closed retail locations for each of the periods presented below includes all retail locations closed at December 31, 2012. PIF from open retail locations increased 3.6% on a year-over-year basis. In addition, the percentage of PIF with full coverage at December 31, 2012 that were sold through our open retail locations increased to 42.4%, compared with 39.8% at the same date in the prior year. In the first year of selling policies in our call center and through our website, PIF grew to 1,880; representing 1.3% of total PIF at December 31, 2012.

	December 31,	
	2012	2011
Retail locations:		
Open retail locations:		
New	65,097	63,250
Renewal	75,667	72,665
	140,764	135,915
Closed retail locations:		
New	48	1,204
Renewal	1,521	2,775
	1,569	3,979
Independent agents	1,725	1,890
Call center and website	1,880	78
Total policies in force	145,938	141,862

	December 31,	
	2012	2011
Retail locations:		
Open retail locations:		
Liability-only	81,014	81,849
Full coverage	59,750	54,066
	140,764	135,915
Closed retail locations:		
Liability-only	904	2,473
Full coverage	665	1,506
	1,569	3,979
Independent agents	1,725	1,890
Call center and website	1,880	78
Total policies in force	145,938	141,862

Insurance companies present a combined ratio as a measure of their overall underwriting profitability. The components of the combined ratio are as follows.

Loss Ratio - Loss ratio is the ratio (expressed as a percentage) of losses and loss adjustment expenses incurred to premiums earned and is a basic element of underwriting profitability. We calculate this ratio based on all direct and assumed premiums earned, net of ceded reinsurance.

Expense Ratio - Expense ratio is the ratio (expressed as a percentage) of insurance operating expenses to net premiums earned. Insurance operating expenses are reduced by commission and fee income from insureds. This is a measurement that illustrates relative management efficiency in administering our operations.

Combined Ratio - Combined ratio is the sum of the loss ratio and the expense ratio. If the combined ratio is at or above 100%, an insurance company cannot be profitable without sufficient investment income.

The following table presents the loss, expense and combined ratios for our insurance operations.

	Year Ended December 31,		Six Months Ended December 31,	
	2012	**2011**	**2011**	**2010**
Loss and loss adjustment expense	79.8%	77.5%	81.5%	75.6%
Expense	26.7%	29.4%	29.0%	26.1%
Combined	106.5%	106.9%	110.5%	101.7%

Excluding the severance and related benefits charges incurred in connection with the separation of certain executive officers of $1.3 million during March 2011, the expense and combined ratios for the year ended December 31, 2011 were 28.6% and 106.1%, respectively.

Operational Initiatives

During the past year, we renewed our focus on improving the customer experience and value through several initiatives. Through February 2013, our progress has included:

- investment in our sales organization to improve the quality and consistency of the customer experience in our retail stores,
- continued development of our brand,
- investment in rebranding our store fronts and refurbishing our store interiors,
- development of electronic signature capabilities, thereby enabling most customers to receive quotes and bind policies over the phone and through our website,
- development of a consumer-based website that reflects our branding strategy, improves the customer experience, and allows for full-service capabilities including quoting, binding and receiving payments,
- implementation of trial sales of third party carrier automobile insurance in select locations where pricing is highly competitive, and
- development of an internet-specific sales strategy to drive quote traffic to our website.

Moving forward, we continue to believe that our retail stores are the foundation of our business, providing an opportunity for us to directly interact with our customers on a regular basis. We also recognize that customer preferences have changed and that we need to adapt to meet those needs. For that reason, we will continue to invest in our people, retail stores, website and call center initiatives, and our customer interaction efforts in order to improve the customer experience. Our current initiatives include:

- expansion of our potential customer base through enhancements to our insurance products and expansion of ancillary product offerings, including life insurance,
- continued investment and refinement of our internet-specific sales strategy,
- continued investment and development of our website's full-service capabilities,
- continued trial sales of third party carrier auto insurance in select locations where pricing is highly competitive, and
- investment in our call center processes and people in order to better support our phone and website sales efforts.

Investments

We use the services of an independent investment manager to manage our investment portfolio. The investment manager conducts, in accordance with our investment policy, all of the investment purchases and sales for our insurance company subsidiaries. Our investment policy has been established by the Investment Committee of our Board of Directors and specifically addresses overall investment goals and objectives, authorized investments, prohibited securities, restrictions on sales by the investment manager and guidelines as to asset allocation, duration and credit quality. Management and the Investment Committee meet regularly with our investment manager to review the performance of the portfolio and compliance with our investment guidelines.

The invested assets of the insurance company subsidiaries consist substantially of marketable, investment grade debt securities, and include U.S. government securities, municipal bonds, corporate bonds and collateralized mortgage obligations ("CMOs"). Investment income is comprised primarily of interest earned on these securities, net of related investment expenses. Realized gains and losses may occur from time to time as changes are made to our holdings based upon changes in interest rates or the credit quality of specific securities.

The value of our consolidated investment portfolio was $139.0 million at December 31, 2012 and consisted of fixed maturity securities and an investment in a mutual fund, all carried at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. At December 31, 2012, we had gross unrealized gains of $9.1 million and gross unrealized losses of $0.4 million in our consolidated investment portfolio.

At December 31, 2012, 87% of the fair value of our fixed maturity portfolio was rated "investment grade" (a credit rating of AAA to BBB-) by nationally recognized statistical rating organizations. The average credit rating of our fixed maturity portfolio was AA- at December 31, 2012. Investment grade securities generally bear lower yields and have lower degrees of risk than those that are unrated or non-investment grade. We believe that a high quality investment portfolio is more likely to generate a stable and predictable investment return.

Investments in CMOs had a fair value of $22.5 million at December 31, 2012 and represented 16% of our fixed maturity portfolio. At December 31, 2012, 66% of our CMOs were considered investment grade by nationally recognized statistical rating agencies. In addition, 13% of our CMOs were rated AAA and 53% of our CMOs were backed by agencies of the United States government. Of the non-agency backed CMOs, 29% were rated AAA.

The following table summarizes our investment securities at December 31, 2012 (in thousands).

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agencies	$ 11,202	$ 908	$ --	$ 12,110
State	3,994	117	--	4,111
Political subdivisions	753	37	--	790
Revenue and assessment	16,449	1,553	(6)	17,996
Corporate bonds	68,114	3,669	(246)	71,537
Collateralized mortgage obligations:				
Agency backed	11,079	791	--	11,870
Non-agency backed – residential	5,098	472	(98)	5,472
Non-agency backed – commercial	4,652	457	--	5,109
Redeemable preferred stock	1,500	218	--	1,718
Total fixed maturities, available-for-sale	122,841	8,222	(350)	130,713
Investment in mutual fund, available-for-sale	7,501	832	--	8,333
	$ 130,342	$ 9,054	$ (350)	$ 139,046

Year Ended December 31, 2012 Compared with the Year Ended December 31, 2011

Consolidated Results

Revenues for the year ended December 31, 2012 increased 11% to $228.1 million from $205.0 million in the prior year. Loss before income taxes for the year ended December 31, 2012 was $9.0 million, compared with loss before income taxes of $84.4 million for the year ended December 31, 2011. The loss before income taxes for the year ended December 31, 2012 included the recognition of a net realized gain on investments of $3.2 million, or $0.08 per share on a diluted basis, and unfavorable development of $4.0 million for losses occurring in prior fiscal years, while the loss before income taxes for the same period in the prior year included goodwill and intangible assets impairment charges of $73.5 million, or $0.99 per share on a diluted basis, unfavorable development of $3.1 million for losses occurring in prior fiscal years, charges of $1.7 million incurred in connection with the separation of certain executive officers during March 2011 (comprised of $1.3 million in accrued severance and benefits and a $0.4 million non-cash charge related to the vesting of certain stock awards) and $0.4 million of other-than-temporary impairment charges on investments. Net loss for the year ended December 31, 2012 was $9.0 million, compared with net loss of $84.5 million for the year ended December 31, 2011. Basic and diluted net loss per share were $0.22 for the year ended December 31, 2012, compared with basic and diluted net loss per share of $1.76 for the same period in the prior year.

Insurance Operations

Revenues from insurance operations were $228.0 million for the year ended December 31, 2012, compared with $204.9 million for the year ended December 31, 2011. Loss before income taxes from insurance operations for the year ended December 31, 2012 was $4.6 million, compared with loss before income taxes from insurance operations of $78.6 million for the year ended December 31, 2011. Loss before income taxes from insurance operations for the year ended December 31, 2012 included the recognition of a net realized gain on investments of $3.2 million, while the loss before income taxes from insurance operations for the year ended December 31, 2011 included goodwill and intangible assets impairment charges of $73.5 million.

Premiums Earned

Premiums earned increased by $18.4 million, or 11%, to $185.6 million for the year ended December 31, 2012, from $167.2 million for the year ended December 31, 2011. This improvement was primarily due to an increase in the number of PIF from 141,862 at December 31, 2011 to 145,938 at December 31, 2012, which we attribute to the continued sales, marketing, customer interaction and product initiatives. Such factors led to a higher close ratio resulting in an increase in new policies sold on a year-over-year basis.

Commission and Fee Income

Commission and fee income increased 9% to $32.6 million for the year ended December 31, 2012, from $29.9 million for the year ended December 31, 2011. This increase in commission and fee income was a result of higher fee income related to commissionable ancillary products sold through our retail locations and the increase in PIF noted above.

Investment Income

Investment income decreased to $6.6 million during the year ended December 31, 2012 from $8.1 million during the year ended December 31, 2011. This decrease in investment income was primarily a result of the decline in invested assets as a result of the $11.0 million used for repurchases of common stock during December 2011 and the sale in September 2012 of $29.6 million of corporate bonds in order to increase the statutory capital and surplus of the insurance company subsidiaries. At December 31, 2012 and 2011, the tax-equivalent book yields for our fixed maturities portfolio were 3.3% and 4.3%, respectively, with effective durations of 3.19 and 3.01 years, respectively.

Net Realized Losses on Investments, Available-for-Sale

Net realized gains on investments, available-for-sale during the year ended December 31, 2012 primarily included $3.2 million in net realized gain from the sales of $29.6 million of corporate bonds which were sold in September 2012 in order to increase the statutory capital and surplus of the insurance company subsidiaries. Net realized losses on investments, available-for-sale during the year ended December 31, 2011 included $0.2 million of charges related to OTTI on certain non-agency backed CMOs. For additional information with respect to the determination of OTTI losses on investment securities, see "Critical Accounting Estimates – Investments" below and Note 3 to our consolidated financial statements.

Loss and Loss Adjustment Expenses

The loss and loss adjustment expense ratio was 79.8% for the year ended December 31, 2012, compared with 77.5% for the year ended December 31, 2011. We experienced unfavorable development related to prior fiscal years of $4.0 million for the year ended December 31, 2012, compared with unfavorable development of $3.1 million for the year ended December 31, 2011. The unfavorable development for the year ended December 31, 2012 was primarily related to the strengthening of loss and loss adjustment expense reserves. Loss development was primarily related to higher than expected severity for Florida personal injury protection claims and for Georgia bodily injury claims in older accident years. Loss adjustment expense development was primarily related to higher than expected legal expenses for bodily injury claims for accident years 2010 and prior. The unfavorable development for the year ended December 31, 2011 included amounts related to the settlement of claims for extra-contractual damages. See "Legal Proceedings" in Item 3 of this report and Note 16 to our consolidated financial statements for further information concerning this settlement.

Excluding the development related to prior fiscal years, the loss and loss adjustment expense ratios for the years ended December 31, 2012 and 2011 were 77.7% and 75.6%, respectively. The year-over-year increase in the loss and loss adjustment expense ratio was primarily due to higher loss driven by an increase in frequency experienced during the second quarter of 2012 and higher expected severity for bodily injury claims.

In December 2011, we completed the process of implementing new scored pricing programs. We believe these new scored pricing programs provide us with greater pricing segmentation and improve our pricing relative to the risk we are insuring. Approximately 74% of our current PIF have been underwritten using these new scored pricing programs.

We perform state-by-state reviews of all insurance pricing programs on a quarterly basis and alter rates as we believe necessary. In response to the increases in our loss ratio during recent quarters, we implemented rate increases on most of our non-scored pricing programs during the first quarter and for our scored pricing programs in most states during the second and third quarters. The full benefit of these rate actions will not be fully realized until all customers renew their policies under the new rates, typically six months from the date of rate change implementation.

Operating Expenses

Insurance operating expenses increased 4% to $82.1 million for the year ended December 31, 2012 from $79.1 million for the year ended December 31, 2011. The increase was primarily a result of additional costs associated with sales, marketing and customer service organizational initiatives, additional variable costs associated with higher PIF, and enhancements to our underwriting processes associated with the new scored pricing programs, offset by savings realized from the closure of underperforming stores and a reduction in advertising expenses from the same period in the prior year. In addition to the factors noted above, the increase was also greater considering the March 2011 severance and related benefits charges of $1.3 million incurred in connection with the separation of certain executive officers.

The expense ratio was 26.7% for the year ended December 31, 2012, compared with 29.4% for the year ended December 31, 2011. Excluding the severance and related benefits charges noted above, the expense ratio for the year ended December 31, 2011 was 28.6%, compared to 26.7% for the year ended December 31, 2012.

Overall, the combined ratio decreased slightly to 106.5% for the year ended December 31, 2012 from 106.9% for the year ended December 31, 2011. Excluding the severance and related benefits charges noted above, the combined ratio for the year ended December 31, 2011 was 106.1%.

Goodwill and Intangible Assets Impairment

We recorded non-cash, pre-tax goodwill and intangible assets impairment charges during the year ended December 31, 2011 of $73.5 million. We are required to perform periodic impairment tests of our goodwill and intangible assets. The goodwill impairment test is a two-step process that requires us to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts and recent industry transaction and trading multiples of our peers, and comparing those estimated fair values with the carrying values of the assets and liabilities of the reporting unit, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment, if any, by determining an "implied fair value" of goodwill. The determination of the "implied fair value" of goodwill of a reporting unit requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

As a part of our annual impairment test to evaluate the recoverability of goodwill at June 30, 2011, the fair value of our reporting unit, from a market participant's perspective, was estimated utilizing both (i) a cash flow projection derived from our long-range strategic plan using a discount rate of 14.5%, which was based on an estimated weighted average cost of capital adjusted for the risks associated with our operations and (ii) recent industry transaction and trading trends in price to tangible book multiples and related returns on tangible equity. As a result of recent trends in industry transaction and trading multiples, we recognized a non-cash, pre-tax goodwill impairment charge of $50.9 million in the quarter ended June 30, 2011, which included a $1.9 million addition to deferred tax liabilities.

Indefinite-lived intangible assets primarily consist of acquired trademarks and trade names. In measuring the fair value for these intangible assets, we utilize the relief-from-royalty method. This method assumes that trademarks and trade names have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate the future revenue for the related brands, the appropriate royalty rate and the weighted average cost of capital. As a result of decisions made by management during the quarter ended June 30, 2011 regarding entity-wide branding initiatives, we recognized a non-cash, pre-tax impairment charge of $1.6 million related to trade name intangible assets.

As a part of our periodic impairment test to evaluate the recoverability of goodwill at December 31, 2011, the fair value of our reporting unit, from a market participant's perspective, was estimated utilizing both (i) a cash flow projection derived from our long-range strategic plan using a discount rate of 14.5%, which was based on an estimated weighted average cost of capital adjusted for the risks associated with our operations and (ii) recent industry transaction and trading trends in price to tangible book multiples and related returns on tangible equity. Using assumptions and techniques similar to those used at June 30, 2011, and as a result of the adverse impact of operating losses, the decline in our common stock trading prices, and the negotiated price of separate stock transactions with former executive officers that represented a significant percentage of our shares outstanding, during the quarter ended December 31, 2011, we recognized a non-cash, pre-tax goodwill impairment charge of $21.1 million.

A variance in the discount rate would not have had a significant effect on the amount of the goodwill impairment charges recognized during the year ended December 31, 2011. The resulting determination of "implied fair value" of goodwill did not support any remaining goodwill on our consolidated balance sheet at December 31, 2011.

Provision (Benefit) for Income Taxes

The benefit for income taxes was $5 thousand for the year ended December 31, 2012, compared with the provision for income taxes of $0.1 million at the year ended December 31, 2011. The provision for income taxes related to current state income taxes for certain subsidiaries with taxable income. At December 31, 2012 and 2011, we established a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing our ability to support the realizability of our deferred tax assets, we considered both positive and negative evidence. We placed greater weight on historical results than on our outlook for future profitability. The deferred tax valuation allowance may be adjusted in future periods if we determine that it is more likely than not that some portion or all of the deferred tax assets will be realized. In the event the deferred tax valuation allowance is adjusted, we would record an income tax benefit for the adjustment.

Real Estate and Corporate

Loss before income taxes from real estate and corporate operations for the year ended December 31, 2012 was $4.5 million, compared with a loss from real estate and corporate operations before income taxes of $5.8 million for the year ended December 31, 2011. Segment losses consist of other operating expenses not directly related to our insurance operations, interest expense and stock-based compensation offset by investment income on corporate invested assets. We incurred $3.0 million and $3.9 million of interest expense during the years ended December 31, 2012 and 2011, respectively, related to the debentures issued in June 2007. The decrease in interest expense was due the contractual interest rate related to the debentures decreasing effective August 2012. For additional information, see "Liquidity and Capital Resources" in Item 7 of this report.

Six Months Ended December 31, 2011 Compared with the Six Months Ended December 31, 2010

Consolidated Results

Revenues for the six months ended December 31, 2011 decreased 5% to $99.1 million from $104.8 million for the six months ended December 31, 2010. Loss before income taxes for the six months ended December 31, 2011 was $29.3 million, compared with loss before income taxes of $1.5 million for the six months ended December 31, 2010. The loss before income taxes for the six months ended December 31, 2011 included a goodwill impairment charge of $21.1 million, or $0.45 per share on a diluted basis, and unfavorable development of $5.6 million for losses occurring in prior periods. Net loss for the six months ended December 31, 2011 was $29.4 million, compared with net loss of $1.7 million for the six months ended December 31, 2010. Basic and diluted net loss per share were $0.62 for the six months ended December 31, 2011, compared with basic and diluted net loss per share of $0.04 for the six months ended December 31, 2010.

Insurance Operations

Revenues from insurance operations were $99.0 million for the six months ended December 31, 2011, compared with $104.7 million for the six months ended December 31, 2010. Loss before income taxes from insurance operations for the six months ended December 31, 2011 was $26.7 million, compared with loss before income taxes from insurance operations of $1.5 million for the six months ended December 31, 2010.

Premiums Earned

Premiums earned decreased by $5.8 million, or 7%, to $80.6 million for the six months ended December 31, 2011, from $86.5 million for the six months ended December 31, 2010. The decrease in premiums earned was primarily due to a decline in the number of PIF from 144,582 at December 31, 2010 to 141,862 at December 31, 2011, which was impacted by the closure of underperforming stores. At December 31, 2011, we operated 382 stores, compared with 393 stores at December 31, 2010. Although the number of PIF sold through our open stores decreased from 139,187 at December 31, 2010 to 135,915 at December 31, 2011, for those policies quoted, we experienced a higher close ratio for the six months ended December 31, 2011 compared with the same period in the prior year.

Commission and Fee Income

Commission and fee income increased 3% to $14.8 million for the six months ended December 31, 2011, from $14.3 million for the six months ended December 31, 2010. This increase in commission and fee income was a result of higher fee income related to commissionable ancillary products sold through our retail locations offset by the decrease in the number of PIF.

Investment Income

Investment income decreased to $3.9 million during the six months ended December 31, 2011 from $4.3 million during the six months ended December 31, 2010. This decrease in investment income was primarily a result of the decline in invested assets as a result of cash used in operations during the prior fiscal years and current six-month period. At December 31, 2011 and 2010, the tax-equivalent book yields for our fixed maturities portfolio were 4.3% and 4.6%, respectively, with effective durations of 3.01 and 3.12 years, respectively.

Net realized losses on investments, available-for-sale

Net realized losses on investments, available-for-sale during the six months ended December 31, 2011 included $0.1 million in net realized losses on redemptions and $0.1 million of charges related to OTTI on certain non-agency backed CMOs. Net realized losses on investments, available-for-sale during the six months ended December 31, 2010 included $0.1 million in net realized gains on sales offset by $0.3 million of charges related to OTTI on certain non-agency backed CMOs. For additional information with respect to the determination of OTTI losses on investment securities, see "Critical Accounting Estimates – Investments" below and Note 3 to our consolidated financial statements.

Loss and Loss Adjustment Expenses

The loss and loss adjustment expense ratio was 81.5% for the six months ended December 31, 2011, compared with 75.6% for the six months ended December 31, 2010. We experienced unfavorable development related to prior periods of $5.6 million for the six months ended December 31, 2011, compared with unfavorable development of $1.0 million for the six months ended December 31, 2010. The unfavorable development for the six months ended December 31, 2011 was primarily related to the strengthening of loss adjustment expense reserves for prior accident periods and included amounts related to the settlement of claims for extra-contractual damages. See "Legal Proceedings" in Item 3 of this report and Note 16 to our consolidated financial statements for further information concerning this settlement.

Excluding the unfavorable development related to prior periods, the loss and loss adjustment expense ratio was 74.6% and 74.5% for the six months ended December 31, 2011 and 2010, respectively.

Operating Expenses

Insurance operating expenses increased 3% to $38.2 million for the six months ended December 31, 2011 from $36.9 million for the six months ended December 31, 2010. The increase was primarily a result of costs associated with sales and marketing organizational initiatives and enhancements to our underwriting processes associated with the new multivariate pricing program, offset by the reduction in costs (such as employee-agent commissions and premium taxes) that varied along with the decrease in premiums earned as well as savings realized from the closure of underperforming stores.

The expense ratio was 29.0% for the six months ended December 31, 2011, compared with 26.1% for the six months ended December 31, 2010. The year-over-year increase in the expense ratio was primarily due to the decrease in premiums earned and a higher percentage of fixed expenses in our retail operations (such as rent and base salary).

Overall, the combined ratio increased to 110.5% for the six months ended December 31, 2011 from 101.7% for the six months ended December 31, 2010.

Goodwill Impairment

We recorded a non-cash, pre-tax goodwill impairment charge during the six months ended December 31, 2011 of $21.1 million. We are required to perform periodic impairment tests of our goodwill and intangible assets. The fair value of our reporting unit, from a market participant's perspective, was estimated utilizing both (i) a cash flow projection derived from our long-range strategic plan using a discount rate of 14.5%, which was based on an estimated weighted average cost of capital adjusted for the risks associated with our operations and (ii) recent industry transaction and trading trends in price to tangible book multiples and related returns on tangible equity. As a result of the adverse impact of operating losses, the decline in our common stock trading prices, and the negotiated price of separate stock transactions with former executive officers that represented a significant percentage of our shares outstanding, during the second quarter of the six months ended December 31, 2011, we recognized a non-cash, pre-tax goodwill impairment charge of $21.1 million. This impairment charge resulted in no remaining goodwill on our consolidated balance sheet at December 31, 2011.

Provision for Income Taxes

The provision for income taxes was $0.1 million and $0.2 million for the six months ended December 31, 2011 and 2010, respectively. The provision for income taxes related to current state income taxes for certain subsidiaries with taxable income. At December 31, 2011 and 2010, we established a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

Real Estate and Corporate

Loss before income taxes from real estate and corporate operations for the six months ended December 31, 2011 was $2.6 million, compared with a loss before income taxes from real estate and corporate operations of $3.0 million for the six months ended December 31, 2010. Segment losses consist of other operating expenses not directly related to our insurance operations, interest expense and stock-based compensation offset by investment income on corporate invested assets. We incurred $2.0 million of interest expense during both the six months ended December 31, 2011 and 2010 related to the debentures issued in June 2007.

Liquidity and Capital Resources

Our primary sources of funds are premiums, fees and investment income from our insurance company subsidiaries and commissions and fee income from our non-insurance company subsidiaries. Our primary uses of funds are the payment of claims and operating expenses. Net cash provided by operating activities for the year ended December 31, 2012 was $3.8 million, compared with net cash used in operating activities of $10.4 million for the same period in the prior year. This improvement was primarily as a result of the increase in premiums written and the improvement in our loss ratio. Net cash provided by investing activities for the year ended December 31, 2012 was $31.5 million, compared with net cash provided by investing activities of $16.1 million for the same period in the prior year. During September 2012, we sold $29.6 million of corporate bonds in order to increase the statutory capital and surplus of the insurance company subsidiaries. The years ended December 31, 2012 and 2011 included total net reductions in our investment portfolio of $35.1 million and $17.9 million, respectively. The remaining net reductions in our investment portfolio in both periods were primarily a result of maturities and redemptions. Investing activities during the year ended December 31, 2012 also included capital expenditures of $3.6 million primarily related to the rebranding of our retail stores.

Our holding company requires cash for general corporate overhead expenses and for debt service related to our debentures payable. The holding company's primary source of unrestricted cash to meet its obligations is the sale of ancillary products to our insureds and, if necessary and available subject to state law limitations, the holding company may receive dividends from our insurance company subsidiaries. The holding company also receives cash from operating activities as a result of investment income. Through an intercompany tax allocation arrangement, taxable losses of the holding company provide cash to the holding company to the extent that taxable income is generated by the insurance company subsidiaries. During September 2012, the holding company contributed $13.0 million in cash to increase the statutory capital and surplus of the insurance company subsidiaries. At December 31, 2012, we had $3.4 million remaining available in unrestricted cash and investments outside of the insurance company subsidiaries. These funds and the additional unrestricted cash from the sources noted above will be used to pay our future cash requirements outside of the insurance company subsidiaries.

The holding company has debt service requirements related to the debentures payable. The debentures are interest-only and mature in full in July 2037. The debentures paid a fixed rate of 9.277% until July 30, 2012, after which the rate became variable (Three-Month LIBOR plus 375 basis points, resets quarterly). The interest rate related to the debentures was 4.063% for the period from November 2012 to January 2013. In February 2013, the interest rate reset to 4.052% through April 2013.

State insurance laws limit the amount of dividends that may be paid from our insurance company subsidiaries. At December 31, 2012, our insurance company subsidiaries could not pay ordinary dividends without prior regulatory approval due to a negative earned surplus position.

The National Association of Insurance Commissioners Model Act for risk-based capital provides formulas to determine each December 31 on an annual basis the amount of statutory capital and surplus that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. There are also statutory guidelines that suggest that on an annual calendar year basis an insurance company should not exceed a

ratio of net premiums written to statutory capital and surplus of 3-to-1. On a combined basis, the ratios for our insurance company subsidiaries of net premiums written for the last twelve months to statutory capital and surplus were 2.12-to-1 at December 31, 2012. Based on our current forecast on a combined basis, we anticipate that our risk-based capital levels will be adequate and that our ratio of net premiums written to statutory capital and surplus will not exceed the 3-to-1 statutory guideline for the reasonably foreseeable future. We therefore believe that our insurance company subsidiaries have sufficient statutory capital and surplus available to support their net premium writings in this time frame.

We believe that existing cash and investment balances, when combined with anticipated cash flows as noted above, will be adequate to meet our expected liquidity needs, for both the holding company and our insurance company subsidiaries, in both the short-term and the reasonably foreseeable future. Any future growth strategy may require external financing, and we may from time to time seek to obtain external financing. We cannot assure that additional sources of financing will be available to us on favorable terms, or at all, or that any such financing would not negatively impact our results of operations.

Contractual Obligations

The following table summarizes our contractual obligations by period at December 31, 2012 (in thousands).

		Payments Due By Period			
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Loss and loss adjustment expense reserves (1)....	$ 79,000	$ 53,804	$ 20,573	$ 3,538	$ 1,085
Debentures payable (2)............................	83,986	1,671	3,342	3,342	75,631
Operating leases (3)................................	17,268	7,236	7,980	1,354	698
Total contractual cash obligations................	$ 180,254	$ 62,711	$ 31,895	$ 8,234	$ 77,414

(1) Loss and loss adjustment expense reserves do not have contractual maturity dates; however, based on historical payment patterns, the amount presented is our estimate of the expected timing of these payments. The timing of these payments is subject to significant uncertainty. We maintain a portfolio of marketable investments with varying maturities and a substantial amount of cash and cash equivalents intended to provide adequate cash flows for such payments.

(2) Payments due by period assume a contractual variable interest rate of LIBOR plus 375 basis points, or 4.052% at January 31, 2013.

(3) Consists primarily of rental obligations under real estate leases related to our retail locations and corporate offices.

Trust Preferred Securities

On June 15, 2007, First Acceptance Statutory Trust I ("FAST I"), our wholly-owned unconsolidated subsidiary trust entity, completed a private placement whereby FAST I issued 40,000 shares of preferred securities at $1,000 per share to outside investors and 1,240 shares of common securities to us, also at $1,000 per share. FAST I used the proceeds from the sale of the preferred securities to purchase $41.2 million of junior subordinated debentures from us. The debentures will mature on July 30, 2037 and are redeemable by the Company in whole or in part beginning on July 30, 2012, at which time the preferred securities are callable. The debentures paid a fixed rate of 9.277% until July 30, 2012, after which the rate became variable (Three-Month LIBOR plus 375 basis points, resets quarterly). The interest rate related to the debentures was 4.063% for the period from November 2012 to January 2013. In February 2013, the interest rate reset to 4.052% through April 2013. The obligations of the Company under the junior subordinated debentures represent full and unconditional guarantees by the Company of FAST I's obligations for the preferred securities. Dividends on the preferred securities are cumulative, payable quarterly in arrears and are deferrable at the Company's option for up to five years. The dividends on these securities, which have not been deferred, are the same as the interest on the debentures. The Company cannot pay dividends on its common stock during any such deferments. FAST I does not meet the requirements for consolidation of FASB ASC 810, *Consolidation.*

Off-Balance Sheet Arrangements

We use off-balance sheet arrangements (e.g., operating leases) where the economics and sound business principles warrant their use. For additional information with respect to our operating leases, see "Contractual Obligations" above and Note 8 to our consolidated financial statements.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. As more information becomes known, these estimates and assumptions could change, thus having an impact on the amounts reported in the future. The following are considered to be our critical accounting estimates.

Valuation of Deferred Tax Asset

Income taxes are accounted for under the liability method, whereby deferred income tax assets and liabilities result from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and operating loss and tax credit carryforwards and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. Valuation of the deferred tax asset is considered a critical accounting estimate because the determination of our ability to utilize the asset involves a number of management assumptions relating to future operations that could materially affect the determination of the ultimate value and, therefore, the carrying amount of our deferred tax asset.

Goodwill and Identifiable Intangible Assets

Goodwill and other identifiable intangible assets are attributable to our insurance operations and were initially recorded at their estimated fair values at the date of acquisition. Goodwill and other intangible assets having an indefinite useful life are not amortized for financial statement purposes. We perform our required annual impairment tests as of June 30th of each fiscal year. In the event that facts and circumstances indicate that the goodwill and other identifiable intangible assets may be impaired, an interim impairment test would be required. Intangible assets with finite lives have been fully amortized over their useful lives.

The goodwill impairment test is a two-step process that requires us to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts and recent industry transaction and trading multiples of our peers, and comparing those estimated fair values with the carrying values of the assets and liabilities of the reporting unit, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment, if any, by determining an "implied fair value" of goodwill. The determination of the "implied fair value" of goodwill of a reporting unit requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

Our evaluation includes multiple assumptions that may change over time. If future discounted cash flows become less than those projected by us or unfavorable trends continue, further identifiable intangible assets impairment charges may become necessary that could have a materially adverse impact on our results of operations in the period in which the write-off occurs.

Investments

Our investments are recorded at fair value, which is typically based on publicly available quoted prices. From time to time, the carrying value of our investments may be temporarily impaired because of the inherent volatility of publicly-traded investments. Management reviews investments for impairment on a quarterly basis. Any decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary would result in a reduction in the amortized cost of the security.

The determination of whether unrealized losses are "other-than-temporary" requires judgment based on subjective as well as objective factors. We routinely monitor our investment portfolio for changes in fair value that might indicate potential impairments and perform detailed reviews on such securities. Changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer or (ii) market-related factors such as interest rates or sector declines.

Securities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence to estimate the potential for impairment. Resources used include historical financial data included in SEC filings for corporate bonds and performance data regarding the underlying loans for CMOs. Securities with declines attributable solely to market or sector declines where we do not intend to sell the security and it is more likely than not that we will not be required to sell the security before the full recovery of its amortized cost basis are not deemed to be other-than-temporarily impaired.

Losses and Loss Adjustment Expense Reserves

Loss and loss adjustment expense reserves represent our best estimate of our ultimate liability for losses and loss adjustment expenses relating to events that occurred prior to the end of any given accounting period but have not been paid. Months and potentially years may elapse between the occurrence of an automobile accident covered by one of our insurance policies, the reporting of the accident and the payment of the claim. We record a liability for estimates of losses that will be paid for accidents that have been reported, which is referred to as case reserves. As accidents are not always reported when they occur, we estimate liabilities for accidents that have occurred but have not been reported ("IBNR").

We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies underwritten by our insurance company subsidiaries. Each of our insurance company subsidiaries establishes a reserve for all of its unpaid losses, including case reserves and IBNR reserves, and estimates for the cost to settle the claims. We estimate our IBNR reserves by estimating our ultimate liability for loss and loss adjustment expense reserves first, and then reducing that amount by the amount of cumulative paid claims and by the amount of our case reserves. We rely primarily on historical loss experience in determining reserve levels, on the assumption that historical loss experience provides a good indication of future loss experience. We also consider various other factors, such as inflation, claims settlement patterns, legislative activity and litigation trends. Our actuarial staff continually monitors these estimates on a state and coverage level. We utilize our actuarial staff to determine appropriate reserve levels. As experience develops or new information becomes known, we increase or decrease the level of our reserves in the period in which changes to the estimates are determined. Accordingly, the actual losses and loss adjustment expenses may differ materially from the estimates we have recorded. See "Business – Loss and Loss Adjustment Expense Reserves" in Item 1 of this report and Note 9 to our consolidated financial statements for additional information.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Our exposures to market risk relate primarily to our investment portfolio, which is exposed primarily to interest rate risk and credit risk. The fair value of our investment portfolio is directly impacted by changes in market interest rates; generally, the fair value of fixed-income investments moves inversely with movements in market interest rates. Our fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily short-term and intermediate-term maturities. Likewise, the underlying investments of our current mutual fund investment are also fixed-income investments. This portfolio composition allows flexibility in reacting to fluctuations of interest rates. The portfolios of our insurance company subsidiaries are managed to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations.

Interest Rate Risk

The fair values of our fixed maturity investments fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases, respectively, in the fair values of those instruments. Additionally, the fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

The following table summarizes the estimated effects of hypothetical increases and decreases in interest rates resulting from parallel shifts in market yield curves on our fixed maturity portfolio (in thousands). It is assumed that the effects are realized immediately upon the change in interest rates. The hypothetical changes in market interest rates do not reflect what could be deemed best or worst case scenarios. Variations in market interest rates could produce significant changes in the timing of repayments due to prepayment options available. For these and other reasons, actual results might differ from those reflected in the table.

	Sensitivity to Instantaneous Interest Rate Changes (basis points)					
	(100)	(50)	0	50	100	200
Fair value of fixed maturity portfolio......................	$ 136,255	$ 133,469	$ 130,713	$ 128,031	$ 125,427	$ 120,492

The following table provides information about our fixed maturity investments at December 31, 2012 which are sensitive to interest rate risk. The table shows expected principal cash flows (at par value, which differs from amortized cost as a result of premiums or discounts at the time of purchase and OTTI) by expected maturity date for each of the next five fiscal years and collectively for all fiscal years thereafter (in thousands). Callable bonds and notes are included based on call date or maturity date depending upon which date produces the most conservative yield. CMOs and sinking fund issues are included based on maturity year adjusted for expected payment patterns. Actual cash flows may differ from those expected.

Year Ending December 31,	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with No Unrealized Gains or Losses	All Fixed Maturity Securities
2013	$ 10,405	$ --	$ 5	$ 10,410
2014	17,982	--	--	17,982
2015	8,309	3,700	--	12,009
2016	7,534	1,025	--	8,559
2017	4,360	6,575	--	10,935
Thereafter	44,895	14,895	--	59,790
Total	$ 93,485	$ 26,195	$ 5	$ 119,685
Fair value	$ 103,673	$ 27,035	$ 5	$ 130,713

On June 15, 2007, our wholly-owned unconsolidated trust entity, FAST I, used the proceeds from its sale of trust preferred securities to purchase $41.2 million of junior subordinated debentures. The debentures paid a fixed rate of 9.277% until July 30, 2012, after which the rate became variable (Three-Month LIBOR plus 375 basis points, resets quarterly). The interest rate related to the debentures was 4.197% for the period from August 2012 to October 2012 and 4.063% for the period from November 2012 to January 2013. In February 2013, the interest rate reset to 4.052% through April 2013.

Credit Risk

Credit risk is managed by diversifying our investment portfolio to avoid concentrations in any single industry group or issuer and by limiting investments in securities with lower credit ratings. Our largest investment in any one investment, excluding U.S. government and agency securities, is our investment in a single mutual fund with a fair value of $8.3 million, or 6% of our investment portfolio. Our five largest investments make up 17% of our investment portfolio..The average credit quality rating for our fixed maturity portfolio was AA- at December 31, 2012.

The following table presents the underlying ratings of our fixed maturity portfolio by nationally recognized statistical rating organizations at December 31, 2012 (in thousands).

Comparable Rating	Amortized Cost	% of Amortized Cost	Fair Value	% of Fair Value
AAA	$ 14,073	11%	$ 15,023	11%
AA+, AA, AA-	45,057	35%	47,736	34%
A+, A, A-	44,181	34%	46,659	34%
BBB+, BBB, BBB-	9,689	7%	10,650	8%
Total investment grade	113,000	87%	120,068	87%
Not rated	11,986	9%	13,148	9%
BB+,B B,B B-	785	1%	845	1%
B+, B, B-	1,751	1%	1,901	1%
CCC+, CCC, CCC-	1,944	1%	2,082	1%
CC+, CC, CC-	58	0%	85	0%
C+, C, C-	810	1%	903	1%
D	8	0%	14	0%
Total non-investment grade	5,356	4%	5,830	4%
Total	$ 130,342	100%	$ 139,046	100%

The mortgage industry has recently experienced a significant number of delinquencies and foreclosures, particularly among lower quality exposures ("sub-prime" and "Alt-A"). As a result of these delinquencies and foreclosures, many CMOs with underlying sub-prime and Alt-A mortgages as collateral experienced significant declines in fair value. At December 31, 2012, our fixed maturity portfolio included three CMOs having sub-prime exposure with a fair value of $0.8 million and no exposure to Alt-A investments.

Our investment portfolio included $22.9 million of municipal bonds, of which $13.3 million are insured. Of the insured bonds, 69% are insured with MBIA, 14% with AMBAC and 17% with XL Capital. These securities are paying their principal and periodic interest timely.

The following table presents the underlying ratings at December 31, 2012, represented by the lower of either Standard and Poor's, Fitch's, or Moody's ratings, of the municipal bond portfolio (in thousands).

	Insured		Uninsured		Total	
	Fair Value	% of Fair Value	Fair Value	% of Fair Value	Fair Value	% of Fair Value
AAA	$ --	0%	$ 1,773	18%	$ 1,773	8%
AA+, AA, AA-	7,341	55%	3,506	37%	10,847	47%
A+, A, A-	4,310	32%	4,286	45%	8,596	38%
BBB+, BBB, BBB-	1,676	13%	--	0%	1,676	7%
Not rated	5	0%	--	0%	5	0%
Total	$ 13,332	100%	$ 9,565	100%	$ 22,897	100%

Item 8. Financial Statements and Supplementary Data

	Page
Reports of Independent Registered Public Accounting Firm	41
Consolidated Balance Sheets	43
Consolidated Statements of Operations and Comprehensive Income (Loss)	44
Consolidated Statements of Stockholders' Equity	45
Consolidated Statements of Cash Flows	46
Notes to Consolidated Financial Statements	47

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Acceptance Corporation

We have audited the accompanying consolidated balance sheets of First Acceptance Corporation and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for the year ended December 31, 2012, the six months ended December 31, 2011 and each of the two years in the period ended June 30, 2011. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Acceptance Corporation and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the year ended December 31, 2012, the six months ended December 31, 2011 and each of the two years in the period ended June 30, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First Acceptance Corporation and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee
February 26, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Acceptance Corporation

We have audited First Acceptance Corporation and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting* listed as item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Acceptance Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Acceptance Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for the year ended December 31, 2012, the six months ended December 31, 2011 and each of the two years in the period ended June 30, 2011, and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee
February 26, 2013

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31,	
	2012	**2011**
ASSETS		
Investments, available-for-sale at fair value (amortized cost of $130,342 and $162,575, respectively)	$ 139,046	$ 172,825
Cash and cash equivalents	59,104	23,751
Premiums and fees receivable, net of allowance of $306 and $364, respectively	45,286	41,313
Other assets	6,190	6,986
Property and equipment, net	4,656	3,315
Deferred acquisition costs	3,221	3,243
Identifiable intangible assets	4,800	4,800
TOTAL ASSETS	$ 262,303	$ 256,233
LIABILITIES AND STOCKHOLDERS' EQUITY		
Loss and loss adjustment expense reserves	$ 79,260	$ 69,436
Unearned premiums and fees	55,092	50,464
Debentures payable	40,261	40,221
Other liabilities	14,897	13,383
Total liabilities	189,510	173,504
Stockholders' equity:		
Preferred stock, $.01 par value, 10,000 shares authorized	--	--
Common stock, $.01 par value, 75,000 shares authorized; 40,962 and 40,928 shares issued and outstanding, respectively	410	409
Additional paid-in capital	456,705	456,056
Accumulated other comprehensive income	8,704	10,250
Accumulated deficit	(393,026)	(383,986)
Total stockholders' equity	72,793	82,729
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 262,303	$ 256,233

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except per share data)

	Year Ended December 31, 2012	Six Months Ended December 31, 2011	Year Ended June 30, 2011	Year Ended June 30, 2010
Revenues:				
Premiums earned	$ 185,644	$ 80,637	$ 173,041	$ 187,046
Commission and fee income	32,574	14,769	29,483	28,852
Investment income	6,599	3,930	8,395	7,958
Net realized gains (losses) on investments, available-for-sale	3,242	(232)	(185)	(683)
	228,059	99,104	210,734	223,173
Costs and expenses:				
Losses and loss adjustment expenses	148,223	65,753	129,167	126,995
Insurance operating expenses	82,127	38,154	77,822	79,833
Other operating expenses	922	494	1,369	2,233
Litigation settlement	--	--	(9)	(361)
Stock-based compensation	604	171	998	1,048
Depreciation and amortization	2,203	751	1,605	2,013
Interest expense	3,025	1,980	3,930	3,931
Goodwill and intangible assets impairment	--	21,090	52,434	--
	237,104	128,393	267,316	215,692
Income (loss) before income taxes	(9,045)	(29,289)	(56,582)	7,481
Provision (benefit) for income taxes	(5)	148	198	441
Net income (loss)	$ (9,040)	$ (29,437)	$ (56,780)	$ 7,040
Net income (loss) per share:				
Basic	$ (0.22)	$ (0.62)	$ (1.18)	$ 0.15
Diluted	$ (0.22)	$ (0.62)	$ (1.18)	$ 0.15
Number of shares used to calculate net income (loss) per share:				
Basic	40,861	47,707	48,171	47,961
Diluted	40,861	47,707	48,171	48,418
Reconciliation of net income (loss) to comprehensive income (loss):				
Net income (loss)	$ (9,040)	$ (29,437)	$ (56,780)	$ 7,040
Net unrealized change on investments	(1,546)	735	872	9,181
	(10,586)	(28,702)	(55,908)	16,221
Applicable provision for income taxes	--	--	--	--
Comprehensive income (loss)	$ (10,586)	$ (28,702)	$ (55,908)	$ 16,221

	Year Ended December 31, 2012	Six Months Ended December 31, 2011	Year Ended June 30, 2011	Year Ended June 30, 2010
Detail of net realized gains (losses) on investments, available-for-sale:				
Net realized gains (losses) on sales and redemptions	$ 3,265	$ (105)	$ 228	$ 300
Other-than-temporary impairment ("OTTI") charges	--	(49)	(22)	(1,446)
Non-credit portion included in other comprehensive income (loss)	--	12	2	954
OTTI charges reclassified from other comprehensive income (loss)	(23)	(90)	(393)	(491)
OTTI charges recognized in net income (loss)	(23)	(127)	(413)	(983)
Net realized gains (losses) on investments, available-for-sale	$ 3,242	$ (232)	$ (185)	$ (683)

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders' equity
	Shares	Amount					
Balances at June 30, 2009	48,312	$ 483	$ 464,720	$ --	$ (538)	$ (304,809)	$159,856
Net income	--	--	--	--	--	7,040	7,040
Net unrealized change on investments (net of tax of $0)	--	--	--	--	9,181	--	9,181
Issuance of restricted common stock	160	2	(2)	--	--	--	--
Forfeiture of restricted common stock	(5)	--	(2)	--	--	--	(2)
Stock-based compensation	5	--	1,048	--	--	--	1,048
Issuance of shares under Employee Stock Purchase Plan	37	--	67	--	--	--	67
Balances at June 30, 2010	48,509	485	465,831	--	8,643	(297,769)	177,190
Net income	--	--	--	--	--	(56,780)	(56,780)
Net unrealized change on investments (net of tax of $0)	--	--	--	--	872	--	872
Forfeiture of restricted common stock	(88)	(1)	(107)	--	--	--	(108)
Stock-based compensation	5	--	998	--	--	--	998
Issuance of shares under Employee Stock Purchase Plan	32	1	55	--	--	--	56
Balances at June 30, 2011	48,458	485	466,777	--	9,515	(354,549)	122,228
Net loss	--	--	--	--	--	(29,437)	(29,437)
Net unrealized change on investments (net of tax of $0)	--	--	--	--	735	--	735
Forfeiture of restricted common stock	(22)	(1)	(2)	--	--	--	(3)
Stock-based compensation	5	--	171	--	--	--	171
Purchase of treasury stock, at cost	--	--	--	(10,988)	--	--	(10,988)
Retirement of treasury stock, at cost	(7,531)	(75)	(10,913)	10,988	--	--	--
Issuance of shares under Employee Stock Purchase Plan	18	--	23	--	--	--	23
Balances at December 31, 2011	40,928	409	456,056	--	10,250	(383,986)	82,729
Net loss	--	--	--	--	--	(9,040)	(9,040)
Net unrealized change on investments (net of tax of $0)	--	--	--	--	(1,546)	--	(1,546)
Forfeiture of restricted common stock	(6)	--	(6)	--	--	--	(6)
Stock-based compensation	--	--	604	--	--	--	604
Issuance of shares under Employee Stock Purchase Plan	40	1	51	--	--	--	52
Balances at December 31, 2012	40,962	$ 410	$ 456,705	$ --	$ 8,704	$ (393,026)	$ 72,793

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2012	Six Months Ended December 31, 2011	Year Ended June 30, 2011	Year Ended June 30, 2010
Cash flows from operating activities:				
Net income (loss)	$ (9,040)	$ (29,437)	$ (56,780)	$ 7,040
Adjustments to reconcile net income (loss) to cash used in operating activities:				
Depreciation and amortization	2,203	751	1,605	2,013
Stock-based compensation	604	171	998	1,048
Deferred income taxes	2	2	(98)	--
Goodwill and intangible assets impairment	--	21,090	52,434	--
Other-than-temporary impairment on investment securities	23	127	413	983
Net realized (gains) losses on sales and redemptions of investments	(3,265)	105	(228)	(300)
Other	331	134	397	521
Change in:				
Premiums and fees receivable	(3,915)	(824)	817	4,032
Loss and loss adjustment expense reserves	9,824	1,012	(4,774)	(10,775)
Unearned premiums and fees	4,628	(308)	(1,791)	(4,787)
Litigation settlement	--	--	(46)	(97)
Other	2,409	(149)	884	(795)
Net cash provided by (used in) operating activities	3,804	(7,326)	(6,169)	(1,117)
Cash flows from investing activities:				
Purchases of investments, available-for-sale	(33,174)	--	(13,324)	(71,939)
Maturities and redemptions of investments, available-for-sale	41,969	14,315	23,260	11,326
Sales of investments, available-for-sale	26,343	--	--	12,362
Capital expenditures	(3,603)	(1,533)	(620)	(1,628)
Other	(1)	(4)	(2)	(22)
Net cash provided by (used in) investing activities	31,534	12,778	9,314	(49,901)
Cash flows from financing activities:				
Net proceeds from issuance of common stock	52	23	56	67
Purchase of treasury stock	--	(10,988)	--	--
Other	(37)	(41)	(80)	(66)
Net cash provided by (used in) financing activities	15	(11,006)	(24)	1
Net change in cash and cash equivalents	35,353	(5,554)	3,121	(51,017)
Cash and cash equivalents, beginning of period	23,751	29,305	26,184	77,201
Cash and cash equivalents, end of period	$ 59,104	$ 23,751	$ 29,305	$ 26,184

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

General

First Acceptance Corporation (the "Company") is a holding company based in Nashville, Tennessee with operating subsidiaries whose primary operations include the selling, servicing and underwriting of non-standard personal automobile insurance and related products. The Company writes non-standard personal automobile insurance in 12 states and is licensed as an insurer in 13 additional states. The Company issues policies of insurance through three wholly-owned subsidiaries: First Acceptance Insurance Company, Inc., First Acceptance Insurance Company of Georgia, Inc. and First Acceptance Insurance Company of Tennessee, Inc. (collectively, the "Insurance Companies").

Change in Fiscal Year

On November 15, 2011, the Company's Board of Directors approved a change in the Company's fiscal year end from June 30 to December 31, effective December 31, 2011. Unless otherwise noted, all references to "years" or "fiscal" refer to the twelve-month fiscal year, which prior to July 1, 2011 ended on June 30. As a result of this change, the consolidated financial statements include the Company's financial results for the six month transition period of July 1, 2011 to December 31, 2011.

The following table presents certain comparative transition period financial information (in thousands, except per share data).

	Year Ended December 31,		Six Months Ended December 31,	
	2012	2011 (unaudited)	2011	2010 (unaudited)
Revenues:				
Premiums earned	$ 185,644	$ 167,224	$ 80,637	$ 86,454
Commission and fee income	32,574	29,911	14,769	14,341
Investment income	6,599	8,064	3,930	4,261
Net realized gains (losses) on investments, available-for-sale	3,242	(161)	(232)	(256)
	228,059	205,038	99,104	104,800
Costs and expenses:				
Losses and loss adjustment expenses	148,223	129,525	65,753	65,395
Insurance operating expenses	82,127	79,075	38,154	36,896
Other operating expenses	922	1,181	494	678
Stock-based compensation	604	804	171	365
Depreciation and amortization	2,203	1,415	751	941
Interest expense	3,025	3,928	1,980	1,982
Goodwill impairment	--	73,524	21,090	--
	237,104	289,452	128,393	106,257
Loss before income taxes	(9,045)	(84,414)	(29,289)	(1,457)
Provision for income taxes	(5)	105	148	241
Net loss	$ (9,040)	$ (84,519)	$ (29,437)	$ (1,698)
Basic and diluted net loss per share	$ (0.22)	$ (1.76)	$ (0.62)	$ (0.04)

Basis of Consolidation and Reporting

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries which are all wholly owned. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles. All intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior year's consolidated financial statements to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the period. Actual results could differ from those estimates.

Investments

Investments, available-for-sale at fair value, include bonds with fixed principal payment schedules and mortgage-backed securities which are amortized using the retrospective method. These securities and the investment in the mutual fund are carried at fair value with the corresponding unrealized appreciation or depreciation, net of deferred income taxes, reported in other comprehensive income.

Premiums and discounts on collateralized mortgage obligations ("CMOs") are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. The most significant determinants of prepayments are the difference between interest rates on the underlying mortgages and the current mortgage loan rates and the structure of the security. Other factors affecting prepayments include the size, type and age of underlying mortgages, the geographic location of the mortgaged properties and the credit worthiness of the borrowers. Variations from anticipated prepayments will affect the life and yield of these securities.

Investment securities are exposed to various risks such as interest rate, market and credit risk. Fair values of securities fluctuate based on changing market conditions. Significant changes in market conditions could materially affect portfolio value in the near term. Management reviews investments for impairment on a quarterly basis. Fair values of investments are based on prices quoted in the most active market for each security. If quoted prices are not available, fair value is estimated based on the fair value of comparable securities, discounted cash flow models or similar methods. Any decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary would result in a reduction in the amortized cost of the security.

In accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320-10, *Investments – Debt and Equity Securities* ("FASB ASC 320-10"). If management can assert that it does not intend to sell an impaired fixed maturity security and it is more likely than not that it will not have to sell the security before recovery of its amortized cost basis, then an entity must separate other-than-temporary impairments ("OTTI") into the following two components: (i) the amount related to credit losses (charged against income) and (ii) the amount related to all other factors (recorded in other comprehensive income). The credit-related portion of an OTTI is measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge. If management intends to sell an impaired security, or it is more likely than not that it will be required to sell the security before recovery, an impairment charge is required to reduce the amortized cost of that security to fair value. As a result of the adoption of this pronouncement, the cumulative effect resulted in an adjustment in fiscal year 2009 of $0.6 million to reclassify the non-credit component of previously recognized impairments from accumulated deficit to accumulated other comprehensive loss.

Realized gains and losses on sales and redemptions of securities are computed based on specific identification.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank demand deposits and highly-liquid investments. All investments with maturities of three months or less at the date of purchase are considered cash equivalents.

Revenue Recognition

Insurance premiums earned include policy and renewal fees and are recognized on a pro-rata basis over the respective terms of the policies. Written premiums are recorded as of the effective date of the policies for the full policy premium, although most policyholders elect to pay on a monthly installment basis. Premiums and fees are generally collected in advance of providing risk coverage, minimizing the Company's exposure to credit risk. Premiums receivable are recorded net of an estimated allowance for uncollectible amounts. Commission and fee income includes installment fees recognized when billed and commissions and fees from ancillary products recognized on a pro-rata basis over the respective terms of the contracts.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance for the deferred tax asset is established based upon management's estimate of whether it is more likely than not that the Company would not realize tax benefits in future periods to the full extent available. Changes in the valuation allowance are recognized in income during the period in which the circumstances that cause such a change in management's estimate occur.

The Company accounts for income tax uncertainties under the provisions of FASB ASC 740, *Income Taxes*. The Company has recognized no additional liability or reduction in deferred tax assets for unrecognized tax benefits at December 31, 2012 and 2011. Any interest and penalties incurred in connection with income taxes are recorded as a component of the provision for income taxes. The Company is generally not subject to U.S. federal, state or local income tax examinations by tax authorities for taxable years prior to 2008.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense for the year ended December 31, 2012, the six months ended December 31, 2011 and the years ended June 30, 2011 and 2010 was $5.0 million, $2.4 million, $6.9 million and $8.3 million, respectively, and are included within insurance operating expenses in the accompanying consolidated statements of operations and comprehensive income (loss). At December 31, 2011, prepaid advertising costs, which are included within other assets in the accompanying consolidated balance sheets, was $0.3 million. There were no prepaid advertising costs at December 31, 2012.

Property and Equipment

Property and equipment are initially recorded at cost. Depreciation is provided over the estimated useful lives of the assets (generally ranging from three to seven years) using the straight-line method. Leasehold improvements are amortized over the shorter of the lives of the respective leases or the service lives of the improvements. Repairs and maintenance are charged to expense as incurred. Equipment under capitalized lease obligations is stated at the present value of the minimum lease payments at the beginning of the lease term.

Foreclosed Real Estate Held for Sale

Foreclosed real estate held for sale is recorded at the lower of cost or fair value less estimated costs to sell. The Company periodically reviews its portfolio of foreclosed real estate held for sale using current information including (i) independent appraisals, (ii) general economic factors affecting the area where the property is located, (iii) recent sales activity and asking prices for comparable properties and (iv) costs to sell and/or develop that would serve to lower the expected proceeds from the disposal of the real estate. Gains (losses) realized on liquidation are recorded directly to operations and included in revenues. Foreclosed real estate held for sale assets of $0.8 million at December 31, 2012 and 2011 are included within other assets in the accompanying consolidated balance sheets.

Deferred Acquisition Costs

Deferred acquisition costs include premium taxes and other variable underwriting and direct sales costs incurred in connection with writing business. These costs are deferred and amortized over the policy period in which the related premiums are earned, to the extent that such costs are deemed recoverable from future unearned premiums and anticipated investment income. Amortization expense for the year ended December 31, 2012, the six months ended December 31, 2011 and the years ended June 30, 2011 and 2010 was $11.4 million, $5.5 million, $12.8 million and $13.8 million, respectively, and are included within insurance operating expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

Goodwill and Other Identifiable Intangible Assets

Goodwill and other identifiable intangible assets are attributable to the Company's insurance operations and were initially recorded at their estimated fair values at the date of acquisition. Goodwill and other intangible assets, primarily comprised of trade names, having an indefinite useful life are not amortized for financial statement purposes. The Company performs required annual impairment tests of its goodwill and intangible assets as of June 30th of each fiscal year. In the event that facts and circumstances indicate that the goodwill and other identifiable intangible assets may be impaired, an interim impairment test would be required. Intangible assets with finite lives have been fully amortized over their useful lives.

The goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts and recent industry transaction and trading multiples of the Company's peers, and comparing those estimated fair values with the carrying values of the assets and liabilities of the reporting unit, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment, if any, by determining an "implied fair value" of goodwill. The determination of the "implied fair value" of goodwill of a reporting unit requires the Company to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

The Company recorded non-cash, pre-tax goodwill impairment charges in fiscal years 2009 and 2011 and the six months ended December 31, 2011 of $68.0 million, $50.9 million and $21.1 million, respectively. These charges were primarily as a result of the adverse impact of the difficult economic conditions on the Company's customers and business and the resulting decline in the Company's share price during the fourth quarter of fiscal year 2009, unfavorable industry transaction multiples and trading trends during fiscal 2011 and the adverse impact of operating losses, the decline in the Company's common stock trading prices, and the negotiated price of separate stock transactions with former executive officers that represented a significant percentage of the Company's shares outstanding during the second quarter of the six months ended December 31, 2011. These goodwill impairment charges resulted in no remaining goodwill on the Company's consolidated balance sheet at December 31, 2011 and did not have a materially adverse impact on the continuing operations, liquidity, or statutory surplus of the Company.

Indefinite-lived intangible assets primarily consist of acquired trademarks and trade names. In measuring the fair value for these intangible assets, the Company utilizes the relief-from-royalty method. This method assumes that trademarks and trade names have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires the Company to estimate the future revenue for

the related brands, the appropriate royalty rate and the weighted average cost of capital. As a result of decisions made by management during the fourth quarter of fiscal year 2011 regarding entity-wide branding initiatives, the Company recognized a non-cash, pre-tax impairment charge of $1.6 million related to trade name intangible assets. This non-cash impairment charge did not have a materially adverse impact on the continuing operations, liquidity, or statutory surplus of the Company.

The Company's evaluation includes multiple assumptions that may change over time. If future discounted cash flows become less than those projected by the Company, further identifiable intangible assets impairment charges may become necessary that could have a materially adverse impact on the Company's results of operations in the period in which the write-off occurs.

Loss and Loss Adjustment Expense Reserves

Loss and loss adjustment expense reserves are undiscounted and represent case-basis estimates of reported losses and estimates based on certain actuarial assumptions regarding the past experience of reported losses, including an estimate of losses incurred but not reported. Management believes that the loss and loss adjustment reserves are adequate to cover the ultimate associated liability. However, such estimates may be more or less than the amount ultimately paid when the claims are finally settled.

Recent Accounting Pronouncements

In October 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-26, *Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts (a consensus of the FASB Emerging Issues Task Force) (Topic 944)*, which clarifies what costs should be deferred by insurance companies when issuing or renewing insurance contracts. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011. The Company adopted this standard on a prospective basis on January 1, 2012 and, in connection therewith, recognized additional expense of $0.4 million over the first six months of 2012, consistent with the Company's insurance policy terms and estimated deferred acquisition costs amortization period.

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. The Company adopted the provisions of this guidance in the quarter ended March 31, 2012. The adoption of this guidance did not have an impact on the Company's financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income*, which requires a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. The Company adopted the provisions of this guidance in the quarter ended March 31, 2012. The adoption of this guidance did not have an impact on the Company's financial position or results of operations, other than the presentation thereof.

In September 2011, the FASB issued ASU 2011-08, *Intangibles — Goodwill and Other (Topic 350)*, which allows companies to waive comparing the fair value of a reporting unit to its carrying amount in assessing the recoverability of goodwill if, based on qualitative factors, it is more likely than not that the fair value of a reporting unit is greater than its carrying amount. The Company adopted the provisions of this guidance in the quarter ended March 31, 2012. The adoption of this guidance did not have an impact on the Company's financial position or results of operations.

In July 2012, the FASB issued ASU 2012-02, *Intangibles — Goodwill and Other (Topic 350)*, which allows companies to waive comparing the fair value of indefinite-lived intangible assets to their carrying amounts in assessing the recoverability of these assets if, based on qualitative factors, it is more likely than not that the fair value of the indefinite-lived intangible assets is greater than their carrying amounts. The Company early adopted the provisions of this guidance in the quarter ended June 30, 2012. The adoption of this guidance did not have an impact on the Company's financial position or results of operations.

Supplemental Cash Flow Information

During the year ended December 31, 2012, the six months ended December 31, 2011 and the years ended June 30, 2011 and 2010, the Company paid $0.2 million, $0.1 million, $0.3 million and $0.7 million, respectively, in income taxes and $3.0 million, $2.0 million, $3.9 million and $3.9 million, respectively, in interest.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares, while diluted net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of such common shares and dilutive share equivalents. Dilutive share equivalents result from the assumed exercise of employee stock options and vesting of restricted common stock and are calculated using the treasury stock method.

2. Fair Value

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs are based on market data from independent sources, while unobservable inputs reflect the Company's view of market assumptions in the absence of observable market information. All assets and liabilities that are carried at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Quoted market prices for similar assets or liabilities in active markets; quoted prices by independent pricing services for identical or similar assets or liabilities in markets that are not active; and valuations, using models or other valuation techniques, that use observable market data. All significant inputs are observable, or derived from observable information in the marketplace, or are supported by observable levels at which transactions are executed in the market place.

Level 3 - Instruments that use non-binding broker quotes or model driven valuations that do not have observable market data.

The Company categorizes valuation methods used in its goodwill and intangible assets impairment tests as Level 3. The Company used a discounted cash flow model and recent market transactions to estimate the fair value of the reporting unit as a part of its goodwill impairment analysis. The Company's discounted cash flow analysis utilizes comprehensive cash flow projections, as well as assumptions based on risks and market data to the extent available. To determine the fair value of acquired trademarks and trade names, the Company uses the relief-from-royalty method, which requires the Company to estimate the future revenue for the related brands, the appropriate royalty rate and the weighted average cost of capital.

Fair Value of Financial Instruments

The carrying values and fair values of certain of the Company's financial instruments were as follows (in thousands).

	December 31, 2012		December 31, 2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Investments, available-for-sale...	$ 139,046	$ 139,046	$ 172,825	$ 172,825
Liabilities:				
Debentures payable	40,261	12,723	40,221	14,868

The fair values as presented represent the Company's best estimates and may not be substantiated by comparisons to independent markets. The fair value of the debentures payable was based on current market rates

offered for debt with similar risks and maturities. Carrying values of certain financial instruments, such as cash and cash equivalents and premiums and fees receivable, approximate fair value due to the short-term nature of the instruments and are not required to be disclosed. Therefore, the aggregate of the fair values presented in the preceding table does not purport to represent the Company's underlying value.

The Company holds available-for-sale investments, which are carried at fair value. The following tables present the fair-value measurements for each major category of assets that are measured on a recurring basis (in thousands).

		Fair Value Measurements Using		
December 31, 2012	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Fixed maturities, available-for-sale:				
U.S. government and agencies	$ 12,110	$ 12,110	$ --	$ --
State	4,111	--	4,111	--
Political subdivisions	790	--	790	--
Revenue and assessment	17,996	--	17,996	--
Corporate bonds	71,537	--	71,537	--
Collateralized mortgage obligations:				
Agency backed	11,870	--	11,870	--
Non-agency backed – residential	5,472	--	5,472	--
Non-agency backed – commercial	5,109	--	5,109	--
Redeemable preferred stock	1,718	1,718	--	--
Total fixed maturities, available-for-sale	130,713	13,828	116,885	--
Investment in mutual fund, available-for-sale	8,333	8,333	--	--
Total investments, available-for-sale	139,046	22,161	116,885	--
Cash and cash equivalents	59,104	59,104	--	--
Total	$ 198,150	$ 81,265	$ 116,885	$ --

		Fair Value Measurements Using		
December 31, 2011	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Fixed maturities, available-for-sale:				
U.S. government and agencies	$ 25,528	$ 25,528	$ --	$ --
State	6,387	--	6,387	--
Political subdivisions	781	--	781	--
Revenue and assessment	25,432	--	25,432	--
Corporate bonds	77,297	--	77,297	--
Collateralized mortgage obligations:				
Agency backed	18,133	--	18,133	--
Non-agency backed – residential	5,429	--	5,429	--
Non-agency backed – commercial	6,125	--	6,125	--
Redeemable preferred stock	169	169	--	--
Total fixed maturities, available-for-sale	165,281	25,697	139,584	--
Investment in mutual fund, available-for-sale	7,544	7,544	--	--
Total investments, available-for-sale	172,825	33,241	139,584	--
Cash and cash equivalents	23,751	23,751	--	--
Total	$ 196,576	$ 56,992	$ 139,584	$ --

The fair values of the Company's investments are determined by management after taking into consideration available sources of data. All of the portfolio valuations classified as Level 1 or Level 2 in the above tables are priced exclusively by utilizing the services of independent pricing sources using observable market data. The Level 2 classified security valuations are obtained from a single independent pricing service. There were no transfers between Level 1 and Level 2 for year ended December 31, 2012, the six months ended December 31, 2011 and the year ended June 30, 2011. The Company's policy is to recognize transfers between levels at the end of the reporting period. The Company has not made any adjustments to the prices obtained from the independent pricing sources.

The Company has reviewed the pricing techniques and methodologies of the independent pricing service for Level 2 investments and believes that its policies adequately consider market activity, either based on specific transactions for the security valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. The Company monitored security-specific valuation trends and has made inquiries with the pricing service about material changes or the absence of expected changes to understand the underlying factors and inputs and to validate the reasonableness of the pricing.

Based on the above categorization, there were no Level 3 classified security valuations at December 31, 2012 and 2011 and June 30, 2011 and 2010, nor any transfers into or out of Level 3 during these periods. The following table represents the quantitative disclosure for those assets classified as Level 3 during the year ended June 30, 2010 (in thousands).

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			
		Collateralized mortgage obligations		
	Corporate bonds	Non-agency backed – residential	Non-agency backed – commercial	Total
Balance at July 1, 2009	$ --	$ 1,930	$ 707	$ 2,637
Total gains or losses (realized or unrealized):				
Included in net income (loss)	--	--	--	--
Included in other comprehensive income	--	421	242	663
Transfers into Level 3	--	--	--	--
Transfers out of Level 3[(a)]	--	(2,351)	(949)	(3,300)
Balance at June 30, 2010	$ --	$ --	$ --	$ --

(a) Transferred from Level 3 to Level 2 as observable market data became available during the period presented due to the increase in market activity for these securities.

3. Investments

Investments, Available-for-Sale

The following tables summarize the Company's investment securities (in thousands).

December 31, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agencies	$ 11,202	$ 908	$ --	$ 12,110
State	3,994	117	--	4,111
Political subdivisions	753	37	--	790
Revenue and assessment	16,449	1,553	(6)	17,996
Corporate bonds	68,114	3,669	(246)	71,537
Collateralized mortgage obligations:				
Agency backed	11,079	791	--	11,870
Non-agency backed – residential	5,098	472	(98)	5,472
Non-agency backed – commercial	4,652	457	--	5,109
Redeemable preferred stock	1,500	218	--	1,718
Total fixed maturities, available-for-sale	122,841	8,222	(350)	130,713
Investment in mutual fund, available-for-sale	7,501	832	--	8,333
	$ 130,342	$ 9,054	$ (350)	$ 139,046

December 31, 2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agencies	$ 24,178	$ 1,350	$ --	$ 25,528
State	6,099	288	--	6,387
Political subdivisions	754	27	--	781
Revenue and assessment	24,130	1,302	--	25,432
Corporate bonds	71,392	6,113	(208)	77,297
Collateralized mortgage obligations:				
Agency backed	16,953	1,180	--	18,133
Non-agency backed – residential	5,530	66	(167)	5,429
Non-agency backed – commercial	5,862	275	(12)	6,125
Redeemable preferred stock	176	--	(7)	169
Total fixed maturities, available-for-sale	155,074	10,601	(394)	165,281
Investment in mutual fund, available-for-sale	7,501	43	--	7,544
	$ 162,575	$ 10,644	$ (394)	$ 172,825

The following tables set forth the scheduled maturities of the Company's fixed maturity securities based on their fair values (in thousands). Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

December 31, 2012	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with No Unrealized Gains or Losses	All Fixed Maturity Securities
One year or less	$ 9,380	$ --	$ 5	$ 9,385
After one through five years	34,460	11,518	--	45,978
After five through ten years	25,230	15,181	--	40,411
After ten years	10,770	--	--	10,770
No single maturity date	23,833	336	--	24,169
	$ 103,673	$ 27,035	$ 5	$ 130,713

December 31, 2011	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with No Unrealized Gains or Losses	All Fixed Maturity Securities
One year or less	$ 15,801	$ 2,506	$ 955	$ 19,262
After one through five years	61,511	--	--	61,511
After five through ten years	42,997	689	--	43,686
After ten years	7,860	3,106	--	10,966
No single maturity date	26,623	2,168	1,065	29,856
	$ 154,792	$ 8,469	$ 2,020	$ 165,281

The fair value and gross unrealized losses of investments, available-for-sale, by the length of time that individual securities have been in a continuous unrealized loss position follows (in thousands).

	Less than 12 months		12 months or longer		
December 31, 2012	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Gross Unrealized Losses
U.S. government and agencies	$ --	$ --	$ --	$ --	$ --
State	--	--	--	--	--
Political subdivisions	--	--	--	--	--
Revenue and assessment	702	(6)	--	--	(6)
Corporate bonds	25,997	(246)	--	--	(246)
Collateralized mortgage obligations:					
Agency backed	--	--	--	--	--
Non-agency backed – residential	124	(20)	212	(78)	(98)
Non-agency backed – commercial	--	--	--	--	--
Redeemable preferred stock	--	--	--	--	--
Total fixed maturities, available-for-sale	26,823	(272)	212	(78)	(350)
Investment in mutual fund, available-for-sale	--	--	--	--	--
	$ 26,823	$ (272)	$ 212	$ (78)	$ (350)

	Less than 12 months		12 months or longer		
December 31, 2011	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Gross Unrealized Losses
U.S. government and agencies	$ --	$ --	$ --	$ --	$ --
State	--	--	--	--	--
Political subdivisions	--	--	--	--	--
Revenue and assessment	--	--	--	--	--
Corporate bonds	4,451	(174)	1,849	(34)	(208)
Collateralized mortgage obligations:					
Agency backed	--	--	--	--	--
Non-agency backed – residential	898	(11)	614	(156)	(167)
Non-agency backed – commercial	--	--	488	(12)	(12)
Redeemable preferred stock	169	(7)	--	--	(7)
Total fixed maturities, available-for-sale	5,518	(192)	2,951	(202)	(394)
Investment in mutual fund, available-for-sale	--	--	--	--	--
	$ 5,518	$ (192)	$ 2,951	$ (202)	$ (394)

The following table reflects the number of fixed maturity securities with gross unrealized gains and losses. Gross unrealized losses are further segregated by the length of time that individual securities have been in a continuous unrealized loss position.

	Gross Unrealized Losses		
At:	Less than or equal to 12 months	Greater than 12 months	Gross Unrealized Gains
December 31, 2012	13	1	108
December 31, 2011	7	4	139

The following tables reflect the fair value and gross unrealized losses of those fixed maturity securities in a continuous unrealized loss position for greater than 12 months. Gross unrealized losses are further segregated by the percentage of amortized cost (in thousands, except number of securities).

Gross Unrealized Losses at December 31, 2012:	Number of Securities	Fair Value	Gross Unrealized Losses
Less than or equal to 10%..........	--	$ --	$ --
Greater than 10%....................	1	212	(78)
	1	$ 212	$ (78)

Gross Unrealized Losses at December 31, 2011:	Number of Securities	Fair Value	Gross Unrealized Losses
Less than or equal to 10%..........	3	$ 2,760	$ (92)
Greater than 10%....................	1	191	(110)
	4	$ 2,951	$ (202)

The following tables set forth the amount of gross unrealized losses by current severity (as compared to amortized cost) and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

Length of Gross Unrealized Losses at December 31, 2012:	Fair Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses	Severity of Gross Unrealized Losses: Less than 5%	5% to 10%	Greater than 10%
Less than or equal to:					
Three months..............................	$ 26,121	$ (266)	$ (246)	$ --	$ (20)
Six months..............................	--	--	--	--	--
Nine months..............................	--	--	--	--	--
Twelve months..............................	702	(6)	(6)	--	--
Greater than twelve months............	212	(78)	--	--	(78)
Total..................................	$ 27,035	$ (350)	$ (252)	$ --	$ (98)

Length of Gross Unrealized Losses at December 31, 2011:	Fair Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses	Severity of Gross Unrealized Losses: Less than 5%	5% to 10%	Greater than 10%
Less than or equal to:					
Three months..............................	$ 2,506	$ --	$ --	$ --	$ --
Six months..............................	1,945	(174)	--	(174)	--
Nine months..............................	898	(11)	(11)	--	--
Twelve months..............................	169	(7)	(7)	--	--
Greater than twelve months............	2,951	(202)	(45)	(47)	(110)
Total..................................	$ 8,469	$ (394)	$ (63)	$ (221)	$ (110)

Restrictions

At December 31, 2012, fixed maturities and cash equivalents with a fair value and amortized cost of $5.9 million were on deposit with various insurance departments as a requirement of doing business in those states. Fixed maturities and cash equivalents with a fair value and amortized cost of $9.4 million were on deposit with another insurance company as collateral for an assumed reinsurance contract.

Investment Income and Net Realized Gains and Losses

The major categories of investment income follow (in thousands).

	Year Ended December 31, 2012	Six Months Ended December 31, 2011	Year Ended June 30, 2011	Year Ended June 30, 2010
Fixed maturities, available-for-sale	$ 6,513	$ 3,897	$ 8,296	$ 8,467
Investment in mutual fund, available-for-sale	613	290	625	--
Other	92	59	125	147
Investment expenses	(619)	(316)	(651)	(656)
	$ 6,599	$ 3,930	$ 8,395	$ 7,958

The components of net realized gains (losses) on investments, available-for-sale at fair value follow (in thousands).

	Year Ended December 31, 2012	Six Months Ended December 31, 2011	Year Ended June 30, 2011	Year Ended June 30, 2010
Gains	$ 3,296	$ 15	$ 231	$ 326
Losses	(31)	(120)	(3)	(26)
Other-than-temporary impairment	(23)	(127)	(413)	(983)
	$ 3,242	$ (232)	$ (185)	$ (683)

Realized gains and losses on sales and redemptions are computed based on specific identification. The non-credit related portion of OTTI is included in other comprehensive income (loss). The amounts of non-credit OTTI for securities still owned was $1.0 million for non-agency backed residential CMOs and $0.2 million for non-agency backed commercial CMOs at both December 31, 2012 and 2011, and $1.1 million for non-agency backed residential CMOs and $0.2 million for non-agency backed commercial CMOs at June 30, 2011.

Other-Than-Temporary Impairment

In accordance with FASB ASC 320-10, the Company separates OTTI into the following two components: (i) the amount related to credit losses, which is recognized in the consolidated statement of operations and comprehensive income (loss) and (ii) the amount related to all other factors, which is recorded in other comprehensive income (loss). The credit-related portion of an OTTI is measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge.

The determination of whether unrealized losses are "other-than-temporary" requires judgment based on subjective as well as objective factors. The Company routinely monitors its investment portfolio for changes in fair value that might indicate potential impairments and performs detailed reviews on such securities. Changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer or (ii) market-related factors such as interest rates or sector declines.

Securities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence to estimate the potential for impairment. Resources used include historical financial data included in filings with the United States Securities and Exchange Commission ("SEC") for corporate bonds and performance data regarding the underlying loans for CMOs. Securities with declines attributable solely to market or sector declines where the Company does not intend to sell the security and it is more likely than not that the Company will not be required to sell the security before the full recovery of its amortized cost basis are not deemed to be other-than-temporarily impaired.

The issuer-specific factors considered in reaching the conclusion that securities with declines are not other-than-temporary include (i) the extent and duration of the decline in fair value, including the duration of any significant decline in value, (ii) whether the security is current as to payments of principal and interest, (iii) a valuation of any underlying collateral, (iv) current and future conditions and trends for both the business and its industry, (v) changes in cash flow assumptions for CMOs and (vi) rating agency actions. Based on these factors, the Company makes a determination as to the probability of recovering principal and interest on the security.

The number and amount of securities for which the Company has recognized OTTI charges in net income (loss) are presented in the following tables (in thousands, except for the number of securities).

	Year Ended December 31, 2012		Six Months Ended December 31, 2011		Year Ended June 30, 2011		Year Ended June 30, 2010	
	Number of Securities	OTTI	Number of Securities	OTTI	Number of Securities	OTTI	Number of Securities	OTTI
Corporate bonds	--	$ --	--	$ --	--	$ --	--	$ --
Collateralized mortgage obligations:								
Non-agency backed – residential	2	(8)	3	(127)	5	(119)	10	(1,723)
Non-agency backed – commercial	1	(15)	1	(12)	5	(296)	5	(214)
	3	(23)	4	(139)	10	(415)	15	(1,937)
Portion of loss recognized in accumulated other comprehensive income (loss)		--		12		2		954
Net OTTI recognized in net income (loss)		$ (23)		$ (127)		$ (413)		$ (983)

The following is a progression of the credit-related portion of OTTI on investments owned at December 31, 2012 and 2011 and June 30, 2011 (in thousands).

	Year Ended December 31, 2012	Six Months Ended December 31, 2011	Year Ended June 30, 2011
Beginning balance	$ (3,425)	$ (3,343)	$ (3,301)
Additional credit impairments on:			
Previously impaired securities	(23)	(127)	(413)
Securities without previous impairments	--	--	--
	(23)	(127)	(413)
Reductions for securities sold (realized)	782	45	371
	$ (2,666)	$ (3,425)	$ (3,343)

On a quarterly basis, the Company reviews cash flow estimates for certain non-agency backed CMOs of lesser credit quality following the guidance of FASB ASC 325-40, *Investments – Other – Benefits Interests in Securitized Financial Assets* ("FASB ASC 325-40"). Accordingly, when changes in estimated cash flows occur due to actual or estimated prepayment or credit loss experience, and the present value of the revised cash flows is less than the present value previously estimated, OTTI is deemed to have occurred. For non-agency backed CMOs not subject to FASB ASC 325-40, the Company reviews quarterly projected cash flow analyses and recognizes OTTI when it determines that a loss is probable. The Company has recognized OTTI related to certain non-agency backed CMOs as the underlying cash flows have been adversely impacted due to a reduction in prepayments from mortgage refinancing and an increase in actual and projected delinquencies in the underlying mortgages.

The Company's review of non-agency backed CMOs included an analysis of available information such as collateral quality, anticipated cash flows, credit enhancements, default rates, loss severities, the securities' relative position in their respective capital structures, and credit ratings from statistical rating agencies. The Company reviews quarterly projected cash flow analyses for each security utilizing current assumptions regarding (i) actual and anticipated delinquencies, (ii) delinquency transition-to-default rates and (iii) loss severities. Based on its quarterly reviews, the Company determined that there had not been an adverse change in projected cash flows, except in the case of those securities for which OTTI charges have been recorded. The Company believes that the unrealized losses on the remaining non-agency backed securities for which OTTI charges have not been recorded are not necessarily predictive of the ultimate performance of the underlying collateral. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities before the recovery of their amortized cost basis.

The Company believes that the remaining securities having unrealized losses at December 31, 2012 were not other-than-temporarily impaired. The Company also does not intend to sell any of these securities and it is more likely than not that the Company will not be required to sell any of these securities before the recovery of their amortized cost basis.

4. Reinsurance

Total premiums written and earned are summarized as follows (in thousands).

	Year Ended December 31, 2012		Six Months Ended December 31, 2011		Year Ended June 30, 2011		Year Ended June 30, 2010	
	Written	**Earned**	**Written**	**Earned**	**Written**	**Earned**	**Written**	**Earned**
Direct	$ 168,990	$ 164,715	$ 71,325	$ 71,503	$ 152,356	$ 153,368	$ 162,150	$ 167,744
Assumed	21,517	21,121	9,245	9,222	19,435	19,844	19,858	19,302
Ceded	(192)	(192)	(88)	(88)	(171)	(171)	--	--
Total	$ 190,315	$ 185,644	$ 80,482	$ 80,637	$ 171,620	$ 173,041	$ 182,008	$ 187,046

Assumed business represents private-passenger non-standard automobile insurance premiums in Texas written through a program with a county mutual insurance company and assumed by the Company through 100% quota-share reinsurance. The percentages of premiums assumed to net premiums written for the year ended December 31, 2012, the six months ended December 31, 2011 and the years ended June 30, 2011 and 2010 were 11%, 12%, 11% and 11%, respectively.

Effective August 1, 2010, the Insurance Companies began utilizing excess-of-loss reinsurance with an unaffiliated reinsurer to limit their exposure to losses under liability coverages for policies issued with limits greater than the minimum statutory requirements. Although the reinsurance agreements contractually obligate the reinsurer to reimburse the Company for their share of losses, they do not discharge the primary liability of the Company, which remains contingently liable in the event the reinsurer is unable to meet their contractual obligations.

At December 31, 2012, the Insurance Companies had unsecured aggregate reinsurance receivables of $0.3 million. During the year ended December 31, 2012, ceded premiums earned and reinsurance recovered on losses and loss adjustment expenses ("LAE") were both $0.2 million, respectively.

5. Stock-Based Compensation Plans

Employee Stock-Based Incentive Plan

The Company has issued stock options ("Stock Option Awards") and restricted common stock ("Restricted Stock Awards") to employees and directors under its Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan (the "Plan") and accounts for such issuances in accordance with FASB ASC 718, *Compensation – Stock Compensation.* At December 31, 2012, there were 5,768,644 shares remaining available for issuance under the Plan. Stock Option Awards are generally granted with an exercise price equal to or greater than the market price of the Company's stock at the date of grant. Stock Option Awards expire over five or ten years from the date of grant and vest in designated installments over four or five years through January 2016, while the

Restricted Stock Awards vest in designated installments through November 2014. Certain awards provide for accelerated vesting if there is a change in control (as defined in the Plan).

On November 17, 2009, the Company's stockholders approved a value-for-value option exchange whereby certain outstanding stock options were exchanged for shares of restricted common stock (the "Exchange"). As approved by the Company's stockholders, restricted common stock issued in the Exchange vests in equal annual installments beginning on the first anniversary of the date of the grant of the restricted stock, and no participant in the Exchange was permitted to receive restricted stock having an aggregate value greater than $150,000.

On November 18, 2009, consistent with the terms of the Exchange, the Company entered into an Option Cancellation and Restricted Stock Award Agreement (the "Agreement") with certain employees to surrender, and have the Company cancel, certain outstanding Stock Option Awards held by the employees in exchange for shares of restricted common stock having a value equal to or less than the surrendered Stock Option Awards. The Exchange included 605,000 shares of the Company's common stock underlying Stock Option Awards that were surrendered and cancelled in exchange for 160,577 shares of restricted common stock.

On January 31, 2012, the Compensation Committee of the Board of Directors of the Company awarded two executive officers Stock Option Awards to purchase 750,000 and 75,000 shares of the Company's common stock at an exercise price of $1.45 per share and vest 40% and 20%, respectively, upon grant with the remainder vesting in equal installments over three and four years, respectively. Additionally, these Stock Option Awards expire on January 31, 2017. Compensation expense related to these Stock Option Awards was $0.5 million, of which $0.3 million was amortized through December 2012 and the remaining $0.2 million will be amortized through January 2016. The fair value of these Stock Option Awards was estimated at the grant date using the Black-Scholes option pricing model with an expected volatility of 73%, a risk-free interest rate of 0.71%, a dividend yield rate of zero, and a five-year expected term. Based on the calculation using the Black-Scholes option pricing model, the grant date fair value of options granted was $0.63 per share. Expected volatility is based on the historical volatility in the price of the Company's common stock since April 2004. The risk-free interest rate is the five-year Treasury rate, based on the term of the options. The dividend yield assumption is based on our history and expectation of dividend payments on common stock. The expected term represents the period of time that these Stock Option Awards are expected to remain outstanding.

Compensation expense related to Stock Option Awards is calculated under the fair value method and is recorded on a straight-line basis over the vesting period. There were no Stock Option Awards granted during the six months ended December 31, 2011 and the years ended June 30, 2011 and 2010. At December 31, 2012, the weighted average remaining contractual life of options outstanding and exercisable/vested is approximately 4.5 years and 4.7 years, respectively.

A summary of the activity for the Company's Stock Option Awards is presented below (in thousands, except per share data).

	Options	**Exercise Price**	**Weighted Average Exercise Price**	**Aggregate Intrinsic Value**
Options outstanding at June 30, 2009	5,308	$3.00-$11.81	$ 4.04	
Exchanged and Cancelled	(605)	$6.64-$11.81	$ 10.69	
Forfeited	(142)	$3.10-$11.81	$ 6.91	
Options outstanding at June 30, 2010	4,561	$3.00-$8.13	$ 3.06	
Forfeited	(61)	$3.04	$ 3.04	
Options outstanding at June 30, 2011 and December 31, 2011	4,500	$3.00-$8.13	$ 3.06	
Granted	825	$1.45	$ 1.45	
Forfeited	3,730	$3.00-$3.04	$ 3.00	
Options outstanding at December 31, 2012	1,595	$3.00-$8.13	$ 2.38	--
Options exercisable/vested at December 31, 2012	1,004		$ 2.79	--

A summary of the activity for the Company's Restricted Stock Awards is presented below (in thousands, except per share data).

	Restricted Stock Awards	Weighted Average Grant Date Fair Value
Restricted Stock Awards outstanding at June 30, 2009	625	$ 2.87
Granted	160	$ 1.97
Vested	(309)	$ 3.01
Forfeited	(4)	$ 2.50
Restricted Stock Awards outstanding at June 30, 2010	472	$ 2.48
Vested	(307)	$ 2.60
Forfeited	(29)	$ 2.51
Restricted Stock Awards outstanding at June 30, 2011	136	$ 2.21
Vested	(21)	$ 2.13
Forfeited	(20)	$ 2.20
Restricted Stock Awards outstanding at December 31, 2011	95	$ 2.23
Vested	(33)	$ 2.36
Forfeited	(1)	$ 2.50
Restricted Stock Awards outstanding at December 31, 2012	61	$ 2.15

In the table above, the number of shares vested includes 66,867 shares surrendered by the employees to the Company for payment of minimum tax withholding obligations. Shares of stock withheld for purposes of satisfying minimum tax withholding obligations are again available for issuance under the Plan.

There were no Restricted Stock Awards granted during the year ended December 31, 2012, the six months ended December 31, 2011 and the year ended June 30, 2011. The aggregate fair values of Restricted Stock Awards vested during the year ended December 31, 2012, the six months ended December 31, 2011 and the years ended June 30, 2011 and 2010 were $0.1 million, $44 thousand, $0.8 million and $0.9 million, respectively, at the date of vesting. Expected future compensation expense related to the issuance of Restricted Stock Awards is $0.2 million, which will be amortized through November 2014.

Employee Stock Purchase Plan

The Company's Board of Directors adopted the First Acceptance Corporation Employee Stock Purchase Plan ("ESPP") whereby eligible employees may purchase shares of the Company's common stock at a price equal to the lower of the closing market price on the first or last trading day of a six-month period. ESPP participants can authorize payroll deductions, administered through an independent plan custodian, of up to 15% of their salary to purchase semi-annually (June 30 and December 31) up to $25,000 of the Company's common stock during each calendar year. The Company has reserved 400,000 shares of common stock for issuance under the ESPP. Employees purchased approximately 40,000, 18,000, 32,000 and 37,000 shares during the year ended December 31, 2012, the six months ended December 31, 2011 and the years ended June 30, 2011 and 2010, respectively. Compensation expense attributable to subscriptions to purchase shares under the ESPP was $11,000, $2,000, $8,000 and $16,000 for the year ended December 31, 2012, the six months ended December 31, 2011 and the years ended June 30, 2011 and 2010, respectively. At December 31, 2012, 153,200 shares remain available for issuance under the ESPP.

6. Employee Benefit Plan

The Company sponsors a defined contribution retirement plan ("401k Plan") under Section 401(k) of the Internal Revenue Code. The 401k Plan covers substantially all employees who meet specified service requirements. Under the 401k Plan, the Company may, at its discretion, match 100% of the first 3% of an employee's salary plus 50% of the next 2% up to the maximum allowed by the Internal Revenue Code. The Company's contributions to the 401k Plan for the year ended December 31, 2012, the six months ended December 31, 2011 and the years ended June 30, 2011 and 2010 were $0.6 million, $0.3 million, $0.6 million and $0.5 million, respectively, and are included within insurance operating expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

7. Property and Equipment

The components of property and equipment are as follows (in thousands).

	December 31,	
	2012	2011
Furniture and equipment	$ 9,008	$ 9,275
Leasehold improvements	4,880	3,138
Capitalized leases	238	826
Aircraft	190	190
	14,316	13,429
Less: Accumulated depreciation	(9,660)	(10,114)
Property and equipment, net	$ 4,656	$ 3,315

Depreciation and amortization expense related to property and equipment was $2.2 million, $0.8 million, $1.6 million and $2.0 million for the year ended December 31, 2012, the six months ended December 31, 2011 and the years ended June 30, 2011 and 2010, respectively. Included within the furniture and equipment and leasehold improvements categories at December 31, 2012 above are capitalized assets totaling $0.1 million not yet in service. These assets are related to the Company's strategic investments in its retail stores.

8. Lease Commitments

The Company is committed under various operating lease agreements for office space. Certain lease agreements contain renewal options and rent escalation clauses. Rental expense for the year ended December 31, 2012, the six months ended December 31, 2011 and the years ended June 30, 2011 and 2010 was $9.5 million, $4.8 million, $9.9 million and $10.9 million, respectively, and are included within insurance operating expenses in the accompanying consolidated statements of operations and comprehensive income (loss). Future minimum lease payments under these agreements follow (in thousands).

Year Ending December 31,	Amount
2013	$ 7,236
2014	4,854
2015	3,126
2016	1,021
2017	333
Thereafter	698
Total	$ 17,268

9. Losses and Loss Adjustment Expenses Incurred and Paid

Information regarding the reserve for unpaid losses and LAE is as follows (in thousands).

	Year Ended December 31, 2012	Six Months Ended December 31, 2011	Year Ended June 30, 2011	Year Ended June 30, 2010
Liability for unpaid losses and LAE at beginning of period, gross	$ 69,436	$ 68,424	$ 73,198	$ 83,973
Reinsurance balances receivable	(187)	(133)	(46)	(78)
Liability for unpaid losses and LAE at beginning of period, net	69,249	68,291	73,152	83,895
Add: Provision for losses and LAE:				
Current period	144,207	60,162	130,888	138,218
Prior periods	4,016	5,591	(1,721)	(11,223)
Net losses and LAE incurred	148,223	65,753	129,167	126,995
Less: Losses and LAE paid:				
Current period	89,157	32,022	84,736	87,097
Prior periods	49,315	32,773	49,292	50,641
Net losses and LAE paid	138,472	64,795	134,028	137,738
Liability for unpaid losses and LAE at end of period, net	79,000	69,249	68,291	73,152
Reinsurance balances receivable	260	187	133	46
Liability for unpaid losses and LAE at end of period, gross	$ 79,260	$ 69,436	$ 68,424	$ 73,198

The unfavorable change in the estimate of unpaid losses and loss adjustment expenses of $4.0 million for the year ended December 31, 2012 was primarily related to the strengthening of loss and loss adjustment expense reserves. Loss development was primarily related to higher than expected severity with Florida personal injury protection claims and with Georgia bodily injury claims in older accident periods. Loss adjustment expense development was primarily related to higher than expected legal expenses for bodily injury claims for accident years 2010 and prior. The unfavorable change in the estimate of unpaid losses and loss adjustment expenses of $5.6 million for the six months ended December 31, 2011 was primarily related to the strengthening of loss adjustment expense reserves for prior accident periods and included amounts related to the settlement of claims for extra-contractual damages (see Note 16). The favorable change in the estimate of unpaid losses and loss adjustment expenses of $1.7 million for the year ended June 30, 2011 was due to lower than anticipated severity of accidents occurring during the fiscal 2009 and 2010 accident years, specifically in bodily injury coverage in Texas, Tennessee and South Carolina and physical damage coverages in Georgia, partially offset by higher loss adjustment expenses specific to bodily injury and Florida no-fault coverages. The favorable change in the estimate of unpaid losses and loss adjustment expenses of $11.2 million for the year ended June 30, 2010 was due to lower than anticipated severity of accidents occurring during the fiscal 2007 and 2008 accident years, primarily in bodily injury coverage in Georgia and South Carolina, an improvement in the Company's claim handling practices and a shift in business mix toward renewal policies, which have lower loss ratios than new policies.

10. Debentures Payable

In June 2007, First Acceptance Statutory Trust I ("FAST I"), a wholly-owned unconsolidated subsidiary trust of the Company, issued 40,000 shares of preferred securities at $1,000 per share to outside investors and 1,240 shares of common securities to the Company, also at $1,000 per share. FAST I used the proceeds from the sale of the preferred securities to purchase $41.2 million of junior subordinated debentures from the Company. The sole assets of FAST I are $41.2 million of junior subordinated debentures issued by the Company. The debentures will mature on July 30, 2037 and are redeemable by the Company in whole or in part beginning on July 30, 2012, at which time the preferred securities are callable. The debentures paid a fixed rate of 9.277% until July 30, 2012, after which the rate became variable (Three-Month LIBOR plus 375 basis points, resets quarterly). The interest rate related to the debentures was 4.197% for the period from August 2012 to October 2012 and 4.063% for the period from November 2012 to January 2013. In February 2013, the interest rate reset to 4.052% through April 2013.

The obligations of the Company under the junior subordinated debentures represent full and unconditional guarantees by the Company of FAST I's obligations for the preferred securities. Dividends on the preferred securities are cumulative, payable quarterly in arrears and are deferrable at the Company's option for up to five years. The dividends on these securities, which have not been deferred, are the same as the interest on the debentures. The Company cannot pay dividends on its common stock during such deferments.

The debentures are classified as debentures payable in the Company's consolidated balance sheets and the interest paid on these debentures is classified as interest expense in the consolidated statements of operations and comprehensive income (loss). During 2012, the Company revised its accounting for certain of the issuance costs from the original 2007 debt transaction from deferred financing costs (included within other assets) to a debt discount (reduction of debentures payable). Accordingly, unamortized issuance costs of $1.0 million at December 31, 2011 have been reclassified to conform to the 2012 presentation. At December 31, 2012, the unamortized debt discount of $1.0 million is being amortized to interest expense over the term of the debentures.

11. Income Taxes

The provision for income taxes consisted of the following (in thousands).

	Year Ended December 31, 2012	Six Months Ended December 31, 2011	Year Ended June 30, 2011	Year Ended June 30, 2010
Federal:				
Current	$ --	$ --	$ --	$ --
Deferred	--	--	--	--
	--	--	--	--
State:				
Current	(8)	146	296	441
Deferred	3	2	(98)	--
	(5)	148	198	441
	$ (5)	$ 148	$ 198	$ 441

The provision for income taxes differs from the amounts computed by applying the statutory federal corporate tax rate of 35% to income (loss) before income taxes as a result of the following (in thousands).

	Year Ended December 31, 2012	Six Months Ended December 31, 2011	Year Ended June 30, 2011	Year Ended June 30, 2010
Provision (benefit) for income taxes at statutory rate	$ (3,166)	$ (10,251)	$ (19,804)	$ 2,618
Tax effect of:				
Tax-exempt investment income	(18)	(2)	(15)	(16)
Change in the beginning of the period balance of the valuation allowance for deferred tax assets allocated to federal income taxes	580	4,670	4,761	(5,278)
Net operating loss carryforward expirations	1	--	735	2,483
Goodwill and identifiable intangible assets	--	5,545	14,084	--
Stock-based compensation	2,552	30	248	240
State income taxes, net of federal income tax benefit and valuation allowance	(5)	148	198	441
Other	51	8	(9)	(47)
	$ (5)	$ 148	$ 198	$ 441

The tax effects of temporary differences that give rise to the net deferred tax assets and liabilities are presented below (in thousands).

	December 31, 2012	December 31, 2011
Deferred tax assets:		
Net operating loss carryforwards	$ 13,091	$ 8,924
Stock option compensation	1,704	4,334
Unearned premiums and loss and loss adjustment expense reserves	4,980	4,700
Goodwill and identifiable intangible assets	7,341	8,412
Alternative minimum tax ("AMT") credit carryforwards	1,612	1,612
Accrued expenses and other nondeductible items	495	752
Other	3,456	3,304
	32,679	32,038
Deferred tax liabilities:		
Deferred acquisition costs	(1,127)	(1,135)
Identifiable intangible assets	(1,872)	(1,872)
Net unrealized change on investments	(3,046)	(3,588)
	(6,045)	(6,595)
Total net deferred tax asset	26,634	25,443
Less: Valuation allowance	(28,413)	(27,220)
Net deferred tax liability	$ (1,779)	$ (1,777)

The Company had a valuation allowance of $28.4 million and $27.2 million at December 31, 2012 and 2011, respectively, to reduce deferred tax assets to the amount that is more likely than not to be realized. The change in the total valuation allowance for the year ended December 31, 2012 was an increase of $1.2 million. For the year ended December 31, 2012, the change in the valuation allowance included increases of $0.5 million related to the unrealized change on investments included in other comprehensive income (loss).

In assessing the realization of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets will not be realized. The Company is required to assess whether a valuation allowance should be established against the Company's net deferred tax assets based on the consideration of all available evidence using a more likely than not standard. In making such judgments, significant weight is given to evidence that can be objectively verified. In assessing the Company's ability to support the realizability of its deferred tax assets, management considered both positive and negative evidence. The Company placed greater weight on historical results than on the Company's outlook for future profitability and established a deferred tax valuation allowance at December 31, 2012 and 2011, respectively. The deferred tax valuation allowance may be adjusted in future periods if management determines that it is more likely than not that some portion or all of the deferred tax assets will be realized. In the event the deferred tax valuation allowance is adjusted, the Company would record an income tax benefit for the adjustment.

The change in the total valuation allowance for the six months ended December 31, 2011 was an increase of $5.1 million. For the six months ended December 31, 2011, the change in the valuation allowance included reductions of $0.3 million related to the unrealized change on investments included in other comprehensive income (loss) and increases of $0.7 million related to deferred state income taxes. The change in the total valuation allowance for the year ended June 30, 2011 was an increase of $5.2 million. For the year ended June 30, 2011, the change in the valuation allowance included reductions of $0.3 million related to the unrealized change on investments included in other comprehensive income (loss) and increases of $0.8 million related to deferred state income taxes. The change in the total valuation allowance for the year ended June 30, 2010 was a decrease of $8.0 million. For the year ended June 30, 2010, the change in the valuation allowance primarily included the unrealized change on investments of $3.2 million included in other comprehensive income.

At December 31, 2012, the Company had gross state NOL carryforwards of $47.5 million that begin to expire in 2020 and AMT credit carryforwards of $1.6 million that have no expiration date. At December 31, 2012, the Company had gross NOL carryforwards for federal income tax purposes of $37.4 million, which are available to offset future federal taxable income. On a tax-affected basis, all remaining federal and substantially all state NOL carryforwards at December 31, 2012 have been fully reserved for through a valuation allowance. The gross federal NOL carryforwards of $37.4 million will expire in 2022 through 2032.

12. Net Income (Loss) Per Share

FASB ASC 260, *Earnings Per Share*, specifies the computation, presentation and disclosure requirements for earnings per share ("EPS"). Basic EPS are computed using the weighted average number of shares outstanding. Diluted EPS are computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding securities with a right to purchase or convert into common stock.

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share data).

	Year Ended December 31,	Six Months Ended December 31,	Year Ended June 30,	
	2012	2011	2011	2010
Net income (loss)	$ (9,040)	$ (29,437)	$ (56,780)	$ 7,040
Weighted average common basic shares	40,861	47,707	48,171	47,961
Effect of dilutive securities	--	--	--	457
Weighted average common dilutive shares	40,861	47,707	48,171	48,418
Basic net income (loss) per share	$ (0.22)	$ (0.62)	$ (1.18)	$ 0.15
Diluted net income (loss) per share	$ (0.22)	$ (0.62)	$ (1.18)	$ 0.15

For each of the year ended December 31, 2012, the six months ended December 31, 2011 and the year ended June 30, 2011, the computation of diluted net loss per share did not include 0.1 million shares of unvested restricted common stock as their inclusion would have been anti-dilutive. For the year ended June 30, 2010, the computation of diluted net income per share included 0.5 million shares of unvested restricted common stock. Options to purchase 1.6 million, 4.5 million, 4.5 million and 4.6 million shares for the year ended December 31, 2012, the six months ended

December 31, 2011 and the years ended June 30, 2011 and 2010, respectively, were not included in the computation of diluted net income (loss) per share as their exercise prices were in excess of the average stock prices for the periods presented.

13. Concentrations of Credit Risk

At December 31, 2012, the Company had certain concentrations of credit risk with several financial institutions in the form of cash and cash equivalents, which amounted to $59.1 million. For purposes of evaluating credit risk, the stability of financial institutions conducting business with the Company and the amount of available Federal Deposit Insurance Corporation insurance is periodically reviewed. If the financial institutions failed to completely perform under terms of the financial instruments, the exposure for credit loss would be the amount of the financial instruments less amounts covered by regulatory insurance.

The Company primarily transacts business either directly with its policyholders or through independently-owned insurance agencies in Tennessee who exclusively write non-standard personal automobile insurance policies on behalf of the Company. Direct policyholders make payments directly to the Company. Balances due from policyholders are generally secured by the related unearned premium. The Company requires a down payment at the time the policy is originated and subsequent scheduled payments are monitored in order to prevent the Company from providing coverage beyond the date for which payment has been received. If subsequent payments are not made timely, the policy is generally canceled at no loss to the Company. Policyholders whose premiums are written through the independent agencies make their payments to these agencies that in turn remit these payments to the Company. Balances due to the Company resulting from premium payments made to these agencies are unsecured.

14. Related Party Transactions

Certain of the Company's executives are covered by employment agreements covering, among other items, base compensation, incentive-bonus determinations and payments in the event of termination or a change in control of the Company.

During the six months ended December 31, 2011, the Company repurchased an aggregate of 481,205 shares from two former executive officers of the Company in separately negotiated transactions for an aggregate price of $0.8 million. All repurchased shares were subsequently retired.

On December 23, 2011, the Company and Stephen J. Harrison entered into a Mutual Separation and Release Agreement ("Separation Agreement") that included the resignation of Stephen J. Harrison from all positions with the Company, including as a member of the Board of Directors and the Chief Executive Officer of the Company. In connection with the Separation Agreement, on December 23, 2011, the Company repurchased 7,049,515 shares of Company common stock beneficially owned by Mr. Harrison for an aggregate price of $10.2 million, or $1.45 per share. All repurchased shares were subsequently retired.

15. Severance

During the years ended June 30, 2011 and 2010, the Company incurred charges of $1.7 million and $0.2 million, respectively, for severance for former employees of the Company. The fiscal year 2011 charge was comprised of $1.3 million in accrued severance and benefits and $0.4 million in non-cash charges related to the vesting of certain unvested stock options and restricted common stock. Severance and benefits charges are included in insurance operating expenses and the non-cash charges related to the vesting of stock options and restricted common stock are included within stock-based compensation expense in the consolidated statements of operations and comprehensive income (loss). The insurance operations segment includes the accrued severance and benefits charges, and the real estate and corporate segment includes the accelerated vesting charges.

16. Litigation

The Company is named as a defendant in various lawsuits, arising in the ordinary course of business, generally relating to its insurance operations. All legal actions relating to claims made under insurance policies are considered by the Company in establishing its loss and loss adjustment expense reserves. The Company also faces

lawsuits from time to time that seek damages beyond policy limits, commonly known as bad faith claims, as well as class action and individual lawsuits that involve issues arising in the course of the Company's business. The Company continually evaluates potential liabilities and reserves for litigation of these types using the criteria established by FASB ASC 450, *Contingencies* ("FASB ASC 450"). Pursuant to FASB ASC 450, reserves for a loss may only be recognized if the likelihood of occurrence is probable and the amount can be reasonably estimated. If a loss, while not probable, is judged to be reasonably possible, management will disclose, if it can be estimated, a possible range of loss or state that an estimate cannot be made. Management evaluates each legal action and records reserves for losses as warranted by establishing a reserve in its consolidated balance sheets in loss and loss adjustment expense reserves for bad faith claims and in other liabilities for other lawsuits. Amounts incurred are recorded in the Company's consolidated statements of operations and comprehensive income (loss) in losses and loss adjustment expenses for bad faith claims and in insurance operating expenses for other lawsuits unless otherwise disclosed.

In the interest of judicial economy, in March 2012, we settled a lawsuit against our insured in which the plaintiffs sought extra-contractual damages against one of our insurance company subsidiaries. We have not accrued any amount at December 31, 2012 for possible recoveries that may offset the costs and expenses relating to the litigation settlement. Any such recoveries will be recorded in our operating results during the periods in which the recoveries are probable.

17. Segment Information

The Company operates in two business segments with its primary focus being the selling, servicing and underwriting of non-standard personal automobile insurance. The real estate and corporate segment consists of the activities related to the disposition of foreclosed real estate held for sale, interest expense associated with all debt and other general corporate overhead expenses.

The following table presents selected financial data by business segment (in thousands).

	Year Ended December 31, 2012	Six Months Ended December 31, 2011	Year Ended June 30, 2011	Year Ended June 30, 2010
Revenues:				
Insurance	$ 227,966	$ 99,039	$ 210,618	$ 223,054
Real estate and corporate	93	65	116	119
Consolidated total	$ 228,059	$ 99,104	$ 210,734	$ 223,173
Income (loss) before income taxes:				
Insurance	$ (4,588)	$ (26,711)	$ (50,407)	$ 14,568
Real estate and corporate	(4,457)	(2,578)	(6,175)	(7,087)
Consolidated total	$ (9,045)	$ (29,289)	$ (56,582)	$ 7,481

	December 31, 2012	December 31, 2011
Total assets:		
Insurance	$ 256,670	$ 240,796
Real estate and corporate	5,633	15,437
Consolidated total	$ 262,303	$ 256,233

18. Statutory Financial Information and Accounting Policies

The statutory-basis financial statements of the Insurance Companies are prepared in accordance with accounting practices prescribed or permitted by the Department of Insurance in each respective state of domicile. Each state of domicile requires that insurance companies domiciled in the state prepare their statutory-basis financial statements in accordance with the National Association of Insurance Commissioners *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the insurance commissioner in each state of domicile. The Insurance Companies are required to report their risk-based capital ("RBC") each December 31. Failure to maintain an adequate RBC could subject the Insurance Companies to regulatory action and could restrict the payment of dividends. At December 31, 2012, the RBC levels of the Insurance Companies did not subject them to any regulatory action.

At December 31, 2012 and 2011, on an unaudited consolidated statutory basis, the capital and surplus of the Insurance Companies was $89.6 million and $93.9 million, respectively. For the fiscal year ended December 31, 2012, the six months ended December 31, 2011 and the fiscal years ended June 30, 2011 and 2010, unaudited consolidated statutory net income (loss) of the Insurance Companies was $12.7 million, $(9.0) million, $(5.9) million and $5.2 million, respectively.

The maximum amount of dividends which can be paid by First Acceptance Insurance Company, Inc. ("FAIC") to the Company, without the prior approval of the Texas insurance commissioner, is limited to the greater of 10% of statutory capital and surplus at December 31st of the next preceding year or net income for the year. In addition, dividends may only be paid from earned surplus and an insurance company's remaining surplus must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. At December 31, 2012, FAIC could not pay ordinary dividends to the Company without prior regulatory approval due to a negative earned surplus position.

19. Selected Quarterly Financial Data (unaudited)

Interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal and short-term variations. Selected quarterly financial data is summarized as follows (in thousands, except per share data).

	Total Revenues	Income (Loss) before Income Taxes	Net Income (Loss)	Basic and Diluted Net Income (Loss) per Share
Year Ended December 31, 2012:				
December 31, 2012	$ 55,079	$ 175	$ 96	$ 0.00
September 30, 2012	59,568	3,378	3,279	0.08
June 30, 2012	57,945	(4,470)	(4,208)	(0.10)
March 31, 2012	55,467	(8,128)	(8,207)	(0.20)
Six Months Ended December 31, 2011:				
December 31, 2011	$ 49,135	$ (25,716)	$ (25,749)	$ (0.55)
September 30, 2011	49,969	(3,573)	(3,688)	(0.08)
Year Ended June 30, 2011:				
June 30, 2011	$ 53,134	$ (53,215)	$ (53,474)	$ (1.11)
March 31, 2011	52,800	(1,910)	(1,608)	(0.03)
December 31, 2010	51,677	(1,969)	(2,090)	(0.04)
September 30, 2010	53,123	512	392	0.01

Income before income taxes for the quarter ended December 31, 2012 of $0.2 million included $4.0 million of unfavorable development in the Company's estimate of unpaid loss and loss adjustment expenses. Loss before income taxes for the quarter ended December 31, 2011 of $25.7 million included a goodwill impairment charge of $21.1 million (see Note 1) and $4.6 million of unfavorable development in the Company's estimate of unpaid loss and loss adjustment expenses. Loss before income taxes for the quarter ended June 30, 2011 of $53.2 million included a goodwill and intangible assets impairment charge of $52.4 million (see Note 1) and $2.1 million of favorable development in the Company's estimate of unpaid loss and loss adjustment expenses.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management team, including our Chief Executive Officer and Principal Financial Officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the "Exchange Act") at December 31, 2012. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Senior Vice President of Finance (principal financial officer) concluded that our disclosure controls and procedures were effective at December 31, 2012 to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective at December 31, 2012.

Our independent registered public accounting firm, Ernst & Young LLP has issued an attestation report on our internal control over financial reporting, which such report appears herein.

Changes in Internal Control over Financial Reporting

During the fourth fiscal quarter of the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to our directors and executive officers, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 14, 2013, is incorporated herein by reference.

Information with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 14, 2013, is incorporated herein by reference.

Information with respect to our code of business conduct and ethics, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 14, 2013, is incorporated herein by reference.

Information with respect to our corporate governance disclosures, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 14, 2013, is incorporated herein by reference.

Item 11. Executive Compensation

Information with respect to the compensation of our executive officers, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 14, 2013, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management and related stockholder matters, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 14, 2013, is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to certain relationships and related transactions, and director independence, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 14, 2013, is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to the fees paid to and services provided by our principal accountants, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 14, 2013, is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements, Financial Statement Schedules and Exhibits

(1) Consolidated Financial Statements: See Index to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

(2) Financial Statement Schedules:

Schedule I – Financial Information of Registrant (Parent Company)

(3) Exhibits: See the exhibit listing set forth below.

Exhibit Number	
3.1	Restated Certificate of Incorporation of First Acceptance Corporation.*
3.2	Second Amended and Restated Bylaws of First Acceptance Corporation.*
4.1	Registration Rights Agreement, dated as of July 1, 2002, by and between the Company and Donald J. Edwards.*
4.2	Form of certificate representing shares of common stock, par value $0.01 per share (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 filed December 26, 2002).
10.1	Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K dated November 23, 2009).†
10.2	Form of Restricted Stock Award Agreement under the Company's 2002 Long Term Incentive Plan.*†
10.3	Form of Nonqualified Stock Option Agreement under the Company's 2002 Long Term Incentive Plan.*†
10.4	Amended and Restated First Acceptance Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 17, 2010).
10.5	Form of Restricted Stock Award Agreement of Outside Directors under the Company's 2002 Long Term Incentive Plan.*†
10.6	Form of Indemnification Agreement between the Company and each of the Company's directors and executive officers.*†
10.7	Junior Subordinated Indenture, dated June 15, 2007, between First Acceptance Corporation and Wilmington Trust Company.*
10.8	Guarantee Agreement, dated June 15, 2007, between First Acceptance Corporation and Wilmington Trust Company.*
10.9	Amended and Restated Trust Agreement, dated June 15, 2007, among First Acceptance Corporation, Wilmington Trust Company and the Administrative Trustees Named Therein.*

10.10	Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, between First Acceptance Corporation and Daniel L. Walker (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q dated May 11, 2009).†
10.11	Compensation Arrangement, made as of March 30, 2011, between First Acceptance Corporation and Mark A. Kelly (incorporated by reference to Exhibit 10.35 of the Company's Amendment No. 1 to Current Report on Form 8-K dated April 1, 2011).†
10.12	Employment Agreement, made as of May 15, 2007, as amended March 3, 2009, between First Acceptance Corporation and John Barnett (incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K dated May 23, 2011).†
10.13	Mutual Separation and Release Agreement, effective as of December 23, 2011, by and between First Acceptance Corporation and Stephen J. Harrison (incorporated by reference to Exhibit 10.33 of the Company's Current Report on Form 8-K dated December 23, 2011).†
10.14	Stock Purchase Agreement, effective as of December 23, 2011, by and among First Acceptance Corporation, Stephen J. Harrison and Stephen J. Harrison 2010 Grantor Retained Annuity Trust (incorporated by reference to Exhibit 10.34 of the Company's Current Report on Form 8-K dated December 23, 2011).†
14	First Acceptance Corporation Code of Business Conduct and Ethics.*
21	Subsidiaries of First Acceptance Corporation.*
23.1	Consent of Ernst & Young LLP.*
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a).*
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a).*
32.1	Principal Executive Officer's Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Principal Financial Officer's Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
101 –	XBRL *

* Filed herewith.
† Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST ACCEPTANCE CORPORATION

Date: February 26, 2013

By /s/ Mark A. Kelly
Mark A. Kelly
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mark A. Kelly Mark A. Kelly	Chief Executive Officer (Principal Executive Officer)	February 26, 2013
/s/ John R. Barnett John R. Barnett	Senior Vice President of Finance (Principal Financial Officer and Principal Accounting Officer)	February 26, 2013
/s/ Jeremy B. Ford Jeremy B. Ford	Chairman of the Board of Directors	February 26, 2013
/s/ Rhodes R. Bobbitt Rhodes R. Bobbitt	Director	February 26, 2013
/s/ Harvey B. Cash Harvey B. Cash	Director	February 26, 2013
/s/ Donald J. Edwards Donald J. Edwards	Director	February 26, 2013
/s/ Tom C. Nichols Tom C. Nichols	Director	February 26, 2013
/s/ Lyndon L. Olson Lyndon L. Olson	Director	February 26, 2013
/s/ William A. Shipp, Jr. William A. Shipp, Jr.	Director	February 26, 2013

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
SCHEDULE I. FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)
(in thousands)

Balance Sheets	December 31, 2012	December 31, 2011
Assets:		
Investment in subsidiaries, at equity in net assets	$ 108,663	$ 109,189
Investments, available-for-sale at fair value	--	3,518
Cash and cash equivalents	3,344	8,445
Other assets	2,361	2,453
	$ 114,368	$ 123,605
Liabilities:		
Debentures payable	$ 40,261	$ 40,221
Other liabilities	1,315	655
Stockholders' equity	72,792	82,729
	$ 114,368	$ 123,605

	Year Ended December 31, 2012	Six Months Ended December 31, 2011	Year Ended June 30, 2011	Year Ended June 30, 2010
Statements of Operations				
Investment income	$ 93	$ 65	$ 116	$ 119
Equity in income (loss) of subsidiaries, net of tax	(6,830)	(27,074)	(49,926)	13,813
Expenses	(2,303)	(2,428)	(6,005)	(7,206)
Income (loss) before income taxes	(9,040)	(29,437)	(55,815)	6,726
Provision (benefit) for income taxes	--	--	965	(314)
Net income (loss)	$ (9,040)	$ (29,437)	$ (56,780)	$ 7,040

Statements of Cash Flows	Year Ended December 31, 2012	Six Months Ended December 31, 2011	Year Ended June 30, 2011	Year Ended June 30, 2010
Cash flows from operating activities:				
Net income (loss)	$ (9,040)	$ (29,437)	$ (56,780)	$ 7,040
Equity in loss (income) of subsidiaries, net of tax	6,830	27,074	49,926	(13,813)
Stock-based compensation	604	171	998	1,048
Deferred income taxes	1	2	(98)	--
Other	(6)	8	(108)	(2)
Change in assets and liabilities	792	(764)	1,069	4,488
Net cash used in operating activities	(819)	(2,946)	(4,993)	(1,239)
Cash flows from investing activities:				
Dividends from subsidiary	5,150	10,684	7,079	7,670
Maturities of investments, available for sale	3,518	--	--	--
Improvements to foreclosed real estate	(2)	(2)	(2)	(22)
Investment in subsidiary	(13,000)	--	--	--
Net cash provided by (used in) investing activities	(4,334)	10,682	7,077	7,648
Cash flows from financing activities:				
Purchases of treasury stock	--	(10,988)	--	--
Net proceeds from issuance of common stock	52	23	56	67
Net cash provided by (used in) financing activities	52	(10,965)	56	67
Net change in cash and cash equivalents	5,101	(3,229)	2,140	6,476
Cash and cash equivalents, beginning of period	8,445	11,674	9,534	3,058
Cash and cash equivalents, end of period	$ 3,344	$ 8,445	$ 11,674	$ 9,534

SECTION 302 CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER

I, Mark A. Kelly, Chief Executive Officer of First Acceptance Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K of First Acceptance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2013

/s/ Mark A. Kelly
Mark A. Kelly
Chief Executive Officer

SECTION 302 CERTIFICATION OF THE PRINCIPAL FINANCIAL OFFICER

I, John R. Barnett, Senior Vice President of Finance of First Acceptance Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K of First Acceptance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2013

/s/ John R. Barnett
John R. Barnett
Senior Vice President of Finance

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Acceptance Corporation (the "Company") on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark A. Kelly, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

/s/ Mark A. Kelly
Mark A. Kelly
Chief Executive Officer

February 26, 2013

A signed original of this written statement required by Section 906 has been provided to First Acceptance Corporation, and will be retained by First Acceptance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Acceptance Corporation (the "Company") on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John R. Barnett, Senior Vice President of Finance of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

/s/ John R. Barnett
John R. Barnett
Senior Vice President of Finance

February 26, 2013

A signed original of this written statement required by Section 906 has been provided to First Acceptance Corporation, and will be retained by First Acceptance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

STOCK PERFORMANCE GRAPH

The following graph compares the performance of our common stock with the performance of a market index and a peer group index. The market index is the Russell 3000 Index, and the peer group index is the S&P Property & Casualty Insurance Index. The graph covers the period from December 31, 2007 through December 31, 2012 and assumes that $100 was invested on December 31, 2007 in our common stock, the Russell 3000 Index, and the S&P Property & Casualty Insurance Index and that all dividends were reinvested.



	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
First Acceptance Corp.	100.00	68.72	46.21	42.18	32.23	29.62
Russell 3000	100.00	62.69	80.46	94.08	95.05	110.65
S&P Property & Casualty Insurance	100.00	70.59	79.30	86.39	86.18	103.51

Certifications

Our PEO/PFO Certifications were filed as of February 26, 2013, as required by Sections 302 and 906 of the Sarbanes-Oxley Act, as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2012. In addition, our CEO's Certification for 2012 of our compliance with the NYSE's corporate governance standards was submitted to the NYSE timely and without qualification.

Stockholder Information

Corporate Address

First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee 37215
615.844.2800

Annual Stockholders Meeting

Tuesday, May 14, 2013 at 10:00 a.m., Central Time
First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee 37215

Common Stock Data

Common Stock is listed on the New York Stock Exchange under the symbol FAC.

Investor Relations

Michael J. Bodayle
615.844.2885
mbodayle@acceptanceinsurance.com

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

or

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021

(877) 889-2019

TDD for Hearing Impaired: 1-800-952-9245

www.computershare.com



First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee 37215

615.844.2800

www.acceptanceinsurance.com